UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Ramos Batista, 444, 13º andar
CEP 04552-020 - São Paulo - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS - DFP	Brazilian Corporation Law
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER	December 31, 2004

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93
4 - NIRE (State Registration Number) 35300186133

01.02 - HEAD OFFICE

1 - ADDRESS Rua Ramos Batista, 444			2 - DISTRICT Vila Olímpia
3 - ZIP CODE 04552-020	4 - CITY São Paulo		5 - STATE SP
6 - AREA CODE 019	7 - TELEPHONE 3756-8018	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -
15 - E-MAIL cpfl@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME José Antonio de Almeida Filippo
2 - ADDRESS Rodovia Campinas Mogi-Mirim, km.2,5			3 - DISTRICT Jardim Santana
4 - ZIP CODE 13088-900	5 - CITY Campinas		6 - STATE SP
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -
15 - E-MAIL jfilippo@cpfl.com.br

01.04 - DFP REFERENCE AND AUDITOR INFORMATION

YEAR	1 – Beginning date of the year	2 – Closing date of the year
1 – Current	01/01/2004	12/31/2004
2 – Previous	01/01/2003	12/31/2003
3 – The last but two	01/01/2002	12/31/2002
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes		10 - CVM CODE 00385-9
11. PARTNER IN CHARGE José Carlos Amadi		12 - CPF (INDIVIDUAL TAX ID) 060.494.668-66

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 12/31/2004	2 12/31/2003	3 12/31/2002
Paid-in Capital
1 - Common	451,629	4,118,698	3,390,998
2 - Preferred	0	0	0
3 - Total	451,629	4,118,698	3,390,998
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 112 – Electric energy
5 - MAIN ACTIVITY Holding
6 - CONSOLIDATION TYPE Full

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE Dividens	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	07/28/2004	Dividends	09/29/204	ON	0,0303071506
02	RCA	03/16/2005	Dividends		ON	0,3103139463

01.09 - HEAD OF INVESTOR RELATIONS

1 - DATE	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 12/31/2004	4 - 12/31/2003	5 - 12/31/2002
1	Total assets	4,377,360	4,257,816	3,852,998
1.01	Current assets	622,725	164,499	20,556
1.01.01	Cash and cash equivalents	186,385	81,338	162
1.01.02	Credits	436,340	83,161	17,329
1.01.02.01	Dividends and interest on equity	387,387	53,262	3,880
1.01.02.02	Other receivables	115	0	0
1.01.02.03	Securities	0	12,120	0
1.01.02.04	Recoverable taxes	48,838	17,779	13,449
1.01.03	Inventories	0	0	0
1.01.04	Other	0	0	3,065
1.01.04.01	Prepaid expenses	0	0	3,065
1.02	Noncurrent assets	0	514,556	222,164
1.02.01	Other receivables	0	0	0
1.02.02	Related parties	0	514,556	222,164
1.02.02.01	Associated companies	0	0	0
1.02.02.02	Subsidiaries	0	514,556	222,164
1.02.02.03	Other related parties	0	0	0
1.02.03	Other	0	0	0
1.03	Permanent assets	3,754,635	3,578,761	3,610,278
1.03.01	Investments	3,754,635	3,569,819	3,610,278
1.03.01.01	Associated companies	0	0	0
1.03.01.02	Investments in subsidiaries	3,754,635	3,569,819	3,610,278
1.03.01.02.01	Permanent equity interests	2,735,310	3,582,161	3,620,740
1.03.01.02.02	Goodwill and negative goodwill	1,019,325	(12,342)	(10,462)
1.03.01.03	Other investments	0	0	0
1.03.02	Property, plant and equipment	0	0	0
1.03.03	Deferred charges	0	8,942	0

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 12/31/2004	4 - 12/31/2003	5 - 12/31/2002
2	Total liabilities and shareholders' equity	4,377,360	4,257,816	3,852,998
2.01	Current liabilities	168,642	138,439	1,708,219
2.01.01	Loans and financing	14,174	0	937,834
2.01.01.01	Interest on debts	3,556	0	0
2.01.01.02	Loans and financing	10,618	0	937,834
2.01.02	Debentures	0	137,715	769,786
2.01.02.01	Interest on debentures	0	137,715	0
2.01.02.02	Debentures	0	0	769,786
2.01.03	Suppliers	6,831	405	71
2.01.04	Taxes and social contributions payable	4,489	312	11
2.01.05	Dividends and interest on equity	140,147	0	0
2.01.06	Reserves	0	0	0
2.01.07	Related parties	58	0	517
2.01.08	Other	2,943	7	0
2.01.08.01	Accrued liabilities	7	4	0
2.01.08.02	Derivative contracts	2,934	0	0
2.01.08.03	Other	2	3	0
2.02	Noncurrent liabilities	112,736	721,990	0
2.02.01	Loans and financing	95,558	0	0
2.02.02	Debentures	0	721,990	0
2.02.03	Reserves	0	0	0
2.02.04	Related parties	0	0	0
2.02.05	Other	17,178	0	0
2.02.05.01	Derivative contracts	17,178	0	0
2.03	Deferred income	0	0	0
2.05	Shareholders’ equity	4,095,982	3,397,387	2,144,779
2.05.01	Capital	4,082,036	4,940,998	3,390,998
2.05.02	Capital reserves	0	0	0
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiary/associated companies	0	0	0
2.05.04	Revenue reserves	13,946	0	0
2.05.04.01	Statutory	13,946	0	0
2.05.04.02	For contingencies	0	0	0
2.05.04.03	Unrealized profits	0	0	0
2.05.04.04	Profit retention	0	0	0
2.05.04.05	Special reserve for undistributed dividends	0	0	0
2.05.04.06	Other revenue reserves	0	0	0
2.05.05	Accumulated deficit	0	(1,543,611)	(1,246,219)

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$, except for per share data)

1 - Code	2 - Description	3 - 01/01/2004 to 12/31/2004	4 - 01/01/2003 to 12/31/2003	5 - 01/01/2002 to 12/31/2002
3.01	Operating revenues	0	0	0
3.02	Deductions	0	0	0
3.03	Net operating revenues	0	0	0
3.04	Cost of sales and/or services	0	0	0
3.05	Gross operating income	0	0	0
3.06	Operating expenses/income	390,951	(297,392)	(702,246)
3.06.01	Selling	0	0	0
3.06.02	General and administrative	(32,018)	(18,343)	(23,578)
3.06.03	Financial	(54,091)	(293,732)	(334,447)
3.06.03.01	Financial income	156,740	13,317	4,276
3.06.03.01.01	Interest on equity	114,653	0	0
3.06.03.01.02	Other	42,087	13,317	4,276
3.06.03.02	Financial expenses	(210,831)	(307,049)	(388,723)
3.06.04	Other operating income	0	0	0
3.06.05	Other operating expenses	0	0	0
3.06.06	Equity in subsidiaries	477,060	14,683	(344,221)
3.07	Income (loss) from operations	390,951	(297,392)	(702,246)
3.08	Nonoperating income/expense	2,621	0	6,183
3.08.01	Income	5,272	0	6,236
3.08.02	Expenses	(2,651)	0	(53)
3.09	Income before taxes on income and minority interest	393,572	(297,392)	(696,063)
3.10	Income tax and social contribution	0	0	0
3.11	Deferred income tax	0	0	0
3.12	Statutory profit sharing/contributions	0	0	0
3.12.01	Profit sharing	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of interest on equity	(114,653)	0	0
3.15	Net income (loss) for the period	278,919	(297,392)	(696,063)
	SHARES OUTSTANDING EX-TREASURY STOCK (in thousands)	451,629	4,118,698	3,390,998
	INCOME PER SHARE	0,61758
	LOSS PER SHARE		(0,07221)	(0,20527)

04.01 – STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 01/01/2004 to 12/31/2004	4 - 01/01/2003 to 12/31/2003	5 - 01/01/2002 to 12/31/2002
4.01	Sources of funds	1,786,540	2,062,436	(31,382)
4.01.01	From operations	(160,632)	(312,990)	(359,236)
4.01.01.01	Net income (loss) for the year	278,919	(297,392)	(696,063)
4.01.01.02	Items not affecting net working capital	(439,551)	(15,598)	336,827
4.01.01.02.01	Amortization of goodwill and depreciation of prop., plant and equip.	42,359	1,880	(1,213)
4.01.01.02.02	Long term monetary and exchange variation	(28,350)	(9,949)	0
4.01.01.02.03	Equity in subsidiaries	(477,060)	(14,683)	344,221
4.01.01.02.04	Losses (gains) on changes in participation in subsidiaries	(2,621)	0	0
4.01.01.02.05	Unrealized losses (gains) on derivative instruments	17,178	0	0
4.01.01.02.06	Other	8,943	7,154	(6,181)
4.01.02	From shareholders	684,649	1,200,000	0
4.01.02.01	Capital contribution	684,649	1,200,000	0
4.01.03	From third parties	1,262,523	1.175.426	327.854
4.01.03.01	Long-term financing and debentures	224,764	900,000	0
4.01.03.02	Intercompany loans	435,256	0	0
4.01.03.03	Dividends and interest on equity of subsidiaries	601,905	275,426	161,958
4.01.03.04	Redemption of preferred shares on subsidiaries	0	0	163.632
4.01.03.05	Other	598	0	2,264
4.02	Uses of funds	1.358,517	348,713	872,186
4.02.01	Transfer from noncurrent to current liabilities	111,566	0	650,000
4.02.02	Dividends and interest on equity	264,973	0	0
4.02.03	Redemption of debentures	721,990	178,010	0
4.02.04	Additions to deferred charges	0	16,096	0
4.02.05	Intercompany loans	259,988	154,607	0
4.02.06	Advance for future capital increase	0	0	222,164
4.02.07	Other	0	0	22
4.03	Increase in net working capital	428,023	1,713,723	(903,568)
4.04	Increase (decrease) in current assets	458,226	143,493	(21,241)
4.04.01	Current assets at the beginning of the year	164,499	20,556	41,797
4.04.02	Current assets at the end of the year	622,725	164,499	20,556
4.05	Increase (decrease) in current liabilities	30,203	(1,569,780)	882,327
4.05.01	Current liabilities at the beginning of the year	138,439	1,708,219	825,892
4.05.02	Current liabilities at the end of the year	168,642	138,439	1,708,219

05.01 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2004 TO DECEMBER 31, 2004 (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - Capital	4 - Capital Reserves	5 - Revaluation Reserves	6 - Revenue Reserves	7 - Accumulated Income (Loss)	8 - Shareholders’ Equity Total
5.01	Opening balance	4,940,998	0	0	0	(1,543,611)	3,397,387
5.02	Prior year adjustment	0	0	0	0	0	0
5.03	Capital increase	(858,962)	0	0	0	1,543,611	684,649
5.03.01	Absorption of accumulated deficit	(1,543,611)	0	0	0	1,543,611	0
5.03.02	Capital increase	684,649	0	0	0	0	684,649
5.04	Reserve realization	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Net income for the year	0	0	0	0	278,919	278,919
5.07	Allocation of income	0	0	0	13,946	(278,919)	(264,973)
5.07.01	Statutory reserve	0	0	0	13,946	(13,946)	0
5.07.02	Interim dividends	0	0	0	0	(124,826)	(124,826)
5.07.03	Declared dividends	0	0	0	0	(140,147)	(140,147)
5.08	Other	0	0	0	0	0	0
5.09	Ending balance	4,082,036	0	0	13,946	0	4,095,982

05.02 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2003 TO DECEMBER 31, 2003 (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - Capital	4 – Capital Reserves	5 - Revaluation Reserves	6 – Revenue Reserves	7 – Accumulated Income (Loss)	8 – Shareholders’ Equity Total
5.01	Opening balance	3,390,998	0	0	0	(1,246,219)	2,144,779
5.02	Prior year adjustment	0	0	0	0	0	0
5.03	Capital increase	1,550,000	0	0	0	0	1,550,000
5.04	Reserve realization	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Net income for the year	0	0	0	0	(297,392)	(297,392)
5.07	Allocation of income	0	0	0	0	0	0
5.08	Other	0	0	0	0	0	0
5.09	Ending balance	4,940,998	0	0	0	(1,543,611)	3,397,387

05.03 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2002 TO DECEMBER 31, 2002 (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - Capital	4 – Capital Reserves	5 - Revaluation Reserves	6 – Revenue Reserves	7 – Accumulated Income (Loss)	8 – Shareholders’ Equity Total
5.01	Opening balance	54	0	0	0	(550,156)	(550,102)
5.02	Prior year adjustment	0	0	0	0	0	0
5.03	Capital increase	3,390,944	0	0	0	0	3,390,944
5.04	Reserve realization	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Net income for the year	0	0	0	0	(696,063)	(696,063)
5.07	Allocation of income	0	0	0	0	0	0
5.08	Other	0	0	0	0	0	0
5.09	Ending balance	3,390,998	0	0	0	(1,246,219)	2,144,779

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 12/31/2004	4 - 12/31/2003	5 - 12/31/2002
1	Total assets	12,618,121	12,050,445	12,361,861
1.01	Current assets	3,222,665	2,375,678	2,791,608
1.01.01	Cash and cash equivalents	817,724	374,612	176,659
1.01.02	Credits	1,765,674	1,747,760	2,203,017
1.01.02.01	Consumers, concessionaires and licensees	1,572,487	1,478,760	1,628,965
1.01.02.02	Related parties	0	0	117
1.01.02.03	Other receivables	68,944	75,300	292,903
1.01.02.04	Securities	0	12,120	87,019
1.01.02.05	Recoverable taxes	174,663	222,161	226,847
1.01.02.06	(-) Allowance for doubtful accounts	(50,420)	(40,581)	(32,834)
1.01.03	Inventories	7,575	7,930	8,451
1.01.04	Other	631,692	245,376	403,481
1.01.04.01	Deferred costs variations	463,928	96,500	302,659
1.01.04.02	Prepaid expenses	9,425	9,276	12,869
1.01.04.03	Other	158,339	139,600	87,953
1.02	Noncurrent assets	2,670,139	2,386,382	1,780,362
1.02.01	Credits	1,797,625	1,275,367	1,200,444
1.02.01.01	Consumers, concessionaires and licensees	582,290	728,074	768,202
1.02.01.02	Other receivables	125,259	148,225	217,064
1.02.01.03	Securities	850	850	850
1.02.01.04	Recoverable taxes	33,551	24,041	11,404
1.02.01.05	Deferred tax credits	1,055,675	374,177	202,924
1.02.02	Related parties	0	7,620	0
1.02.02.01	Associated companies	0	7,620	0
1.02.02.02	Subsidiaries	0	0	0
1.02.02.03	Other related parties	0	0	0
1.02.03	Other	872,514	1,103,395	579,918
1.02.03.01	Escrow deposits	145,396	97,162	67,405
1.02.03.02	Deferred costs variations	580,232	906,384	416,933
1.02.03.03	Prepaid expenses	49,186	4,473	6,290
1.02.03.04	Other	97,700	95,376	89,290
1.03	Permanent assets	6,725,317	7,288,385	7,789,891
1.03.01	Investments	2,841,132	2,028,679	2,224,100
1.03.01.01	Associated companies	0	0	0
1.03.01.02	Investments in subsidiaries	2,019,045	1,185,244	1,359,663
1.03.01.02.01	Goodwill or negative goodwill	2,019,045	1,185,244	1,359,663
1.03.01.03	Other investments	822,087	843,435	864,437
1.03.01.03.01	Leased assets	791,835	812,940	829,679
1.03.01.03.02	Other	30,252	30,495	34,758
1.03.02	Property, plant and equipment	3,826,864	3,095,660	3,058,703
1.03.02.01	Property, plant and equipment	4,414,917	3,639,203	3,553,764
1.03.02.02	(-) Special obligation linked to the concession	(588,053)	(543,543)	(495,061)
1.03.03	Deferred charges	57,321	2,164,046	2,507,088

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 12/31/2004	4 - 12/31/2003	5 - 12/31/2002
2	Total liabilities and shareholders' equity	12,618,121	12,050,445	12,361,861
2.01	Current liabilities	2,997,243	2,512,970	4,839,211
2.01.01	Loans and financing	904,321	860,692	2,422,347
2.01.01.01	Interest on debts	39,748	65,850	79,984
2.01.01.02	Loans and financing	864,573	794,842	2,342,363
2.01.02	Debentures	355,992	317,180	929,604
2.01.02.01	Interest on debentures	98,490	223,525	73,397
2.01.02.02	Debentures	257,502	93,655	856,207
2.01.03	Suppliers	663,857	660,989	865,220
2.01.04	Taxes and social contributions payable	409,474	398,920	218,292
2.01.05	Dividends and interest on equity	158,644	8,444	34,127
2.01.06	Reserves	5,284	8,398	108,952
2.01.06.01	Profit sharing	5,284	7,949	9,014
2.01.06.02	Reserve for contingencies	0	449	99,938
2.01.07	Related parties	0	15,805	17
2.01.08	Other	499,671	242,542	260,652
2.01.08.01	Payroll	3,792	3,110	3,470
2.01.08.02	Employee pension plans	100,530	51,112	49,311
2.01.08.03	Regulatory charges	61,504	35,517	85,225
2.01.08.04	Accrued liabilities	25,935	23,073	22,901
2.01.08.05	Deferred gains variations	148,536	5,064	910
2.01.08.06	Derivative contracts	43,056	24,710	0
2.01.08.07	Other	116,318	99,956	98,835
2.02	Noncurrent liabilities	5,387,878	5,948,075	5,177,021
2.02.01	Loans and financings	2,144,341	2,146,116	2,275,878
2.02.02	Debentures	1,640,705	2,215,383	1,502,927
2.02.03	Reserves	304,036	254,881	70,140
2.02.04	Related parties	0	0	315,965
2.02.05	Other	1,298,796	1,331,695	1,012,111
2.02.05.01	Suppliers	229,874	187,797	228,559
2.02.05.02	Employee pension plans	798,903	743,623	752,662
2.02.05.03	Taxes and social contributions payable	86,503	183,232	0
2.02.05.04	Deferred gains variations	47,209	182,747	6,075
2.02.05.05	Derivative contracts	44,696	6,336	0
2.02.05.06	Other	91,611	27,960	24,815
2.03	Deferred income	0	0	0
2.04	Non-controlling shareholders’ interest	137,018	192,013	193,932
2.05	Shareholders’ equity	4,095,982	3,397,387	2,151,697
2.05.01	Capital	4,082,036	4,940,998	3,390,998
2.05.02	Capital reserves	0	0	6,918
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Own assets	0	0	0
2.05.03.02	Subsidiary/associated companies	0	0	0
2.05.04	Revenue reserves	13,946	0	0
2.05.04.01	Statutory	13,946	0	0
2.05.04.02	For contingencies	0	0	0
2.05.04.03	Unrealized profits	0	0	0
2.05.04.04	Profit retention	0	0	0
2.05.04.05	Special reserve for undistributed dividends	0	0	0
2.05.04.06	Other revenue reserves	0	0	0
2.05.05	Accumulated deficit	0	(1,543,611)	(1,246,219)

07.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$, except for per share data)

1 - Code	2 - Description	3 - 01/01/2004 to 12/31/2004	4 - 01/01/2003 to 12/31/2003	5 - 01/01/2002 to 12/31/2002
3.01	Operating revenues	9,548,670	8,081,706	4,303,844
3.02	Deductions	(2,812,417)	(2,024,637)	(998,514)
3.03	Net operating revenues	6,736,253	6,057,069	3,305,330
3.04	Cost of sales and/or services	(4,966,436)	(4,435,515)	(2,409,468)
3.04.01	Electricity purchased for resale	(3,125,752)	(3,020,175)	(1,594,987)
3.04.02	Electricity network usage charges	(678,558)	(445,539)	(214,888)
3.04.03	Payroll	(189,592)	(169,147)	(106,317)
3.04.04	Employee pension plans	(148,429)	(84,046)	(90,749)
3.04.05	Material	(31,984)	(22,379)	(12,777)
3.04.06	Outsourced services	(87,640)	(83,997)	(63,033)
3.04.07	Depreciation and amortization	(251,161)	(256,236)	(142,028)
3.04.08	Fuel consumption account - CCC	(251,403)	(261,269)	(182,746)
3.04.09	Energy development account - CDE	(184,626)	(77,963)	0
3.04.10	Other	(17,291)	(14,764)	(1,943)
3.05	Gross operating income	1,769,817	1,621,554	895,862
3.06	Operating Expenses/Income	(1,185,573)	(1,819,919)	(1,684,473)
3.06.01	Selling	(195,329)	(148,408)	(98,618)
3.06.02	General and administrative	(268,233)	(279,219)	(186,242)
3.06.03	Financial	(683,834)	(1,007,337)	(1,165,235)
3.06.03.01	Financial income	431,836	521,078	580,398
3.06.03.02	Financial expenses	(1,115,670)	(1,528,415)	(1,745,633)
3.06.03.02.01	Financial expenses	(1,109,021)	(1,527,756)	(1,745,633)
3.06.03.02.02	Interest on Equity	(6,649)	(659)	0
3.06.04	Other operating income	0	0	0
3.06.05	Other operating expenses	(38,177)	(384,955)	(234,378)
3.06.05.01	Merged Goodwill	(10,583)	(364,841)	(222,824)
3.06.05.02	Other	(27,594)	(20,114)	(11,554)
3.06.06	Equity in subsidiaries	0	0	0
3.07	Income (loss) from operations	584,244	(198,365)	(788,611)
3.08	Nonoperating income (expense)	(4,415)	43,852	6,272
3.08.01	Income	14,935	53,943	13,296
3.08.02	Expenses	(19,350)	(10,091)	(7,024)
3.09	Income before taxes on income and minority interest	579,829	(154,513)	(782,339)
3.10	Income tax and social contribution	(287,377)	(130,072)	0
3.10.01	Social contribution	(68,244)	(26,568)	0
3.10.02	Income tax	(219,133)	(103,504)	0
3.11	Deferred income tax and social contribution	34,643	21,063	89,974
3.11.01	Deferred Social contribution	8,624	5,181	26,818
3.11.02	Deferred Income tax	26,019	15,882	63,156
3.12	Statutory profit sharing/contributions	(33,655)	(33,655)	(20,537)
3.12.01	Profit sharing	0	0	0
3.12.02	Contributions	(33,655)	(33,655)	(20,537)
3.12.02.01	Extraordinary item net of tax effects	(33,655)	(33,655)	(20,537)
3.13	Reversal of interest on own capital	6,649	659	0
3.14	Non-controlling shareholder's interest	(21,170)	(874)	16,839
3.15	Net income (loss) for the period	278,919	(297,392)	(696,063)
	SHARES OUTSTANDING EX-TREASURY STOCK (in thousands)	451,629	4,118,698	3,390,998
	EARNINGS PER SHARE	0,61758
	LOSS PER SHARE		(0,07221)	(0,20527)

08.01 – CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 01/01/2004 to 12/31/2004	4 - 01/01/2003 to 12/31/2003	5 - 01/01/2002 to 12/31/2002
4.01	Sources of funds	3,692,063	4,194,533	1,891,059
4.01.01	From operations	955,868	745,796	384,562
4.01.01.01	Net income (loss) for the year	278,919	(297,392)	(696,063)
4.01.01.02	Items not affecting net working capital	676,949	1,043,188	1,080,625
4.01.01.02.01	Provision for losses of RTE	32,250	0	0
4.01.01.02.02	Monetary restatement of RTE	(112,876)	(161,145)	(185,196)
4.01.01.02.03	PIS/COFINS – Regulatory asset	(44,813)	0	0
4.01.01.02.04	Amortization of goodwill and depreciation of prop., plant and equip.	387,711	813,235	484,163
4.01.01.02.05	Long-term monetary and exchange variation	73,350	189,315	658,455
4.01.01.02.06	Losses (gains) on changes in participation in subsidiaries	(3,185)	(39,537)	14,916
4.01.01.02.07	Losses (gains) on the disposal of property, plant and equipment	5,135	(6,817)	(1,565)
4.01.01.02.08	Realization (provision) of long-term tax credits	(46,755)	(18,914)	(101,101)
4.01.01.02.09	Costs of employee pension plans	190,481	110,767	202,698
4.01.01.02.10	Reserve for contingencies	44,747	83,493	28,560
4.01.01.02.11	Non-controlling shareholders’ interest	21,170	874	(16,839)
4.01.01.02.12	Financial compensation – tariff increase	69,744	0	0
4.01.01.02.13	Unrealized losses (gains) on derivative instruments	38,360	63,735	0
4.01.01.02.14	Other	21,630	8,182	(3,466)
4.01.02	From shareholders	684,649	1,200,000	1,288
4.01.02.01	Capital contribution	684,649	1,200,000	0
4.01.03	From third parties	2,051,546	2,248,737	1,505,209
4.01.03.01	Long-term financing and debentures	1,278,274	1,413,000	980,381
4.01.03.02	Transfer from noncurrent to current assets	457,727	372,524	395,926
4.01.03.03	Intercompany loans	0	6,933	98,843
4.01.03.04	Transfer from current liabilities to noncurrent liabilities	6,803	100,500	0
4.01.03.05	Special obligations	31,798	48,440	30,059
4.01.03.06	Impact in working capital due to sale of equity interest	0	28,920	0
4.01.03.07	Sale of permanent assets	9,918	238,699	0
4.01.03.08	Transfers from noncurrent to current – CVA	261,990	0	0
4.01.03.09	Other	5,036	39,721	0
4.02	Uses of funds	3,329,349	2,284,222	2,963,528
4.02.01	Increase in property, plant and equipment	605,716	564,382	320,129
4.02.02	Transfer from noncurrent to current liabilities	1,531,695	1,096,177	1,538,647
4.02.03	Dividends and interest on equity	289,651	0	0
4.02.04	Redemption of debentures	721,990	178,010	0
4.02.05	Transfer from current to noncurrent assets	78,694	51,483	123,899
4.02.06	Additions to deferred charges	21,205	42,154	24,024
4.02.07	Recoverable parcel “A” cost variations	14,662	298,178	110,840
4.02.08	Escrow deposits	44,077	33,336	0
4.02.09	Net increase in noncurrent assets due to increase in interest in subsidiary	0	0	826,454
4.02.10	Net noncurrent assets from merger	0	0	10,235
4.02.11	Other	21,659	20,502	9,300
4.03	Increase (decrease) in net working capital	362,714	1,910,311	(1,072,469)
4.04	Increase (decrease) in current assets	846,987	(415,930)	2,420,438
4.04.01	Current assets at the beginning of the year	2,375,678	2,791,608	371,170
4.04.02	Current assets at the end of the year	3,222,665	2,375,678	2,791,608
4.05	Increase (decrease) in current liabilities	484,273	(2,326,241)	3,492,907
4.05.01	Current liabilities at the beginning of the year	2,512,970	4,839,211	1,346,304
4.05.02	Current liabilities at the end of the year	2,997,243	2,512,970	4,839,211

09.01 – INDEPENDENT AUDITORS’ REPORT

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of
CPFL Energia S.A.
São Paulo - SP

1.

We have audited the accompanying individual (Company) and consolidated balance sheets of CPFL Energia S.A. and subsidiaries as of December 31, 2004, and the related statements of operations, changes in shareholders’ equity (Company), and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements. The financial statements of the indirect subsidiary Rio Grande Energia S.A. for the year ended December 31, 2004, whose proportional assets and net income represented 9.8% and 4.2%, respectively, of the Company’s consolidated total assets and net income for the year ended December 31, 2004, were audited by other independent auditors whose report thereon, dated February 25, 2005, contained a qualification with respect to the deferral of net exchange losses. The financial statements of the indirect subsidiary Campos Novos Energia S.A. (in preoperating stage) for the year ended December 31, 2004, whose proportional assets represented 3.9% of the Company’s consolidated total assets as of December 31, 2004, were audited by other independent auditors whose report thereon, dated January 21, 2005, was unqualified. Our opinion, insofar as it relates to the amounts for these subsidiaries included in the consolidated financial statements and investments carried under the equity method in the individual financial statements, is based solely on the reports of those auditors.

2.

Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3.

In our opinion, based on our audits and on the reports of the other auditors, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of CPFL Energia S.A. and subsidiaries as of December 31, 2004, and the results of their operations, the changes in shareholders’ equity (Company), and the changes in their financial positions for the year then ended in conformity with Brazilian accounting practices.

4.

The supplementary information, prepared under the responsibility of the management of the Company and its subsidiaries, contained in Attachments I and II, referring, respectively, to the statements of cash flows and value added for the year ended December 31, 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements. This supplementary information has been audited by us to the extent indicated in paragraph 1 and in accordance with the auditing procedures mentioned in paragraph 2 and, in our opinion, based on our audits and on the reports of the other auditors, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

5.

As described in Notes 13 and 14 to the financial statements, certain subsidiaries changed, retroactive to January 1, 2004, the percentage for amortization of goodwill on acquisition of investments and downstream merger, from 10% per year to a variable annual percentage determined based on the future profitability projection during the remaining periods of their concessions. In addition, the balances of goodwill on downstream merger were reclassified from deferred charges to property, plant and equipment.

6.

As described in Note 13 to the financial statements, the Extraordinary Shareholders’ Meeting of the subsidiary Companhia Paulista de Força e Luz, held on February 21, 2005, decided to: (a) change the characteristics of redemption of Class C preferred shares and related fixed dividends, which started being governed by Law No. 6404/76; and (b) apply, effective January 1, 2004, the provisions of Instructions No. 319 and 349 of the Brazilian Securities Commission (CVM) regarding the balance of goodwill on downstream merger, including the classification of the remaining net balance in long-term assets as deferred tax credits.

7.

As discussed in Note 3 – item (b) to the financial statements, the National Electric Energy Agency (ANEEL) provisionally changed on April 8, 2004 and on October 18, 2004, respectively, for the subsidiaries Companhia Paulista de Força e Luz - CPFL and Companhia Piratininga de Força e Luz, the percentage related to the periodic tariff revision of 2003, and provisionally granted to these subsidiaries a tariff adjustment for energy sale in the periods from April 8, 2004 to April 7, 2005 and from October 23, 2004 to October 22, 2005, respectively. In view of their provisional nature, the tariff revision and adjustment are subject to change upon their definitive ratification.

8.

As mentioned in Note 3 to the financial statements, the Company’s subsidiaries recorded certain regulatory assets related to: (i) refund for changes in the classification of low-income consumers, in the net amount of R$38,820,000 for consolidated, which is recorded in current assets; (ii) Regulatory PIS and COFINS (taxes on revenue) classified in long-term assets, in the amount of R$46,483,000 for consolidated; and (iii) effects of Interministerial Rule No. 361, in the amount of R$13,248,000 for consolidated, classified in current and long-term assets. Said regulatory assets are pending ANEEL ratification.

9.

The individual and consolidated financial statements and supplementary information contained in Attachments I and II as of December 31, 2003, presented for comparative purposes, were audited by us, and our unqualified report thereon, dated March 2, 2004, contained the following: (a) a comment that our opinion as to the amounts related to the indirect subsidiary Rio Grande Energia S.A., included in the consolidated financial statements, and as to the respective investment recorded under the equity method in the individual financial statements, was based solely on the opinion of the other auditors, whose report thereon, dated January 29, 2004, contained a qualification as to the deferral of net exchange losses. The effects of this deferral on the individual and consolidated financial statements as of December 31, 2004 are immaterial; and (b) an emphasis paragraph on transactions within the Wholesale Energy Market (MAE), whose amounts may be subject to change due to lawsuits then pending. This matter and its current status are discussed in Note 5 to the individual and consolidated financial statements as of December 31, 2004.

10.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 3, 2005

DELOITTE TOUCHE TOHMATSU	José Carlos Amadi
Auditores Independentes	Engagement Partner

2004 MANAGEMENT REPORT

1. A WORD FROM THE EXECUTIVE COMMITTEE

In 2004, CPFL Energia started a new growth cycle from a privileged position. It began to reap the results from past investments intending to increase its market share in its segments.

Some 2004 results include:

  The Initial Public Offering (IPO), held on September 29., when CPFL Energia listed its stock simultaneously in both the São Paulo Stock Exchange (Bovespa)’s new market and in the New York Stock Exchange (NYSE), via level III ADS;

  Reversion of 2003 losses from R$ 297 million to a R$ 279 million net profit in 2004, with a 4.9% growth in the sales of energy to end clients in consolidated basis and the reduction and improvement in the group indebtedness profile;

  Evolution in the implementation of good practices in the Corporate Governance;

  Successful strategies in consumer loyalty program and conquer of new free clients;

  The start up in December of the first Monte Claro Power Plant, as part of the CERAN Complex, one of the largest thermal generating undertaking with the participation of CPFL Energia.

Due to its importance for the growth strategy, the success reached with the Initial Public Offering held on September 29, 2004, became this fiscal year milestone. Because of this undertaking, the company ranked first in the electricity sector and the first Brazilian private company to have stock listed simultaneously in the São Paulo Stock Exchange (Bovespa)’s new market and in the New York Stock Exchange (NYSE), via level III ADS, segments of companies with the most advanced levels of corporate governance. The operation was organized in two issues – primary and secondary – in which R$ 821 million were negotiated, and R$ 685 million were paid in as CPFL Energia capital contribution.

In light of the size of the transaction implemented, the receptivity obtained by the company both in the national and international market stands as a symbol of the recognition of the quality of CPFL Energia assets and performance. Furthermore, it shows the confidence in its perspectives, because of the strategies adopted with a long term view, inspired in the tradition and experience of the group companies in the successful operation of CPFL Energia’s holding company and in its trust in the potential growth of the market and country development.

The above-mentioned trust has been expressed by the setting up of CPFL Energia, in 2002. Over the last years, the company strongly invested in the expansion of its own thermal generating capacity; in the modernization of the energy system of its distribution companies; and in the improvement to operate competitively in the sale of energy and in the provision of services.

In 2004, CPFL Energia reached favorable results in the three areas where the Company is active – generation, distribution and sales. CPFL Energia’s consolidated net profit amounted to R$ 279 million, in opposition to the negative result of R$ 297 million, in 2003. Net Operating Revenue grew by 18.2%, reaching R$ 9.6 billion in the fiscal year.

Favorable macroeconomic conditions contributed for the reaching of these results in 2004, in which the Brazilian’s GDP grew by 5.2%, the largest growth rate of the last decade. This performance caused by the increase in the economic activity was reflected in the energy sales to the CPFL Energia group final clients which grew by 4.9%, according to a consolidated basis.

These factors were combined with the efforts dedicated to the financial management allowing reduction in the indebtedness, with the consequent substantial reduction in financial expenses.

It should be further pointed that in the 2004 scenario, the Laws of the New Model for the Electricity Generating Segment were enacted, which laws represent an effective contribution for the segment consolidation because of setting forth clearer and more transparent conditions and rules for the development of the business. Together they led to positive conditions and attractive perspectives for sector investments. They are new opportunities that captured CPFL Energia’s attention.

Among the improvements reached in the area of Corporate Governance in 2004, it is possible to include the self-evaluation system of the Board of Directors and of the Audit Committee. The internal audit started to report directly to the company’s Audit Committee, directly related to the Board of Directors. Also, the Policy for the Negotiation of Securities was established.

Another result to be pointed out in this fiscal year is the consolidation of CPFL Brasil’s position in the segment of energy sales. Starting its activities in January 2003, the company ended 2004 with a portfolio of 50 free clients – almost four times more than the number of clients served in 2003. The volume of energy sold in the period for the free clients segment almost tripled in the year.

In the area of electricity generation, on December 29, CPFL Energia celebrated the start up of its commercial operation of the first of the two power plants of the Monte Claro Hydroelectric Power Plant, located at Rio das Antas, in the State of Rio Grande do Sul, with a total capacity of 130 MW. Considering this plant CPFL Geração’s capacity grew by 5.1%. Since 2001, through the CPFL Geração, the company has invested in the expansion of its generation complex, in an effort currently involving the building of additional five hydroelectric power plants. Together they will increase the own generation capacity by 1,990 MW over the next years.

Based on the conviction that the excellence in the management systems and processes, as well as ethics and transparency in its business conduct are essential for the establishment of trustworthy relationships with its target audience, in 2004 CPFL Energia enhanced its guidelines related to the CPFL Corporate Sustainability and Responsibility Program. These guidelines allowed the company to keep its outstanding position in the electricity generation segment, in the questions related to the management of economic, social and environmental impacts on its activities.

The effort made in this sense was rewarded by CPFL Paulista’s winning of an original position for the electricity segment, as the Finalist of the National Quality Award granted by the Foundation for the National Quality. CPFL Paulista was also granted the Trophy Governor of the State of São Paulo by the Paulista Institute of Excellence in Management – IPEG, an organization of the Government of the State of São Paulo, for being the only company from the State of São Paulo to be short listed for the National Quality Award.

Clients have also shown their recognition for the services provided by the group distributor companies. Early in 2004, CPFL Paulista was awarded the IASC – ANEEL Consumer Satisfaction Prize, granted by the federal regulatory agency, as the best distributor in Southeastern Brazil in the category of companies with over 400 thousand clients, based on a research conducted with consumers measuring the service satisfaction levels. At the same time, CPFL Piratininga in Southeast Brazil and RGE in Southern Brazil were also ranked as the three best companies in their respective regions. RGE was awarded for the second year in a row the Best Consumer Evaluation Award in Brazil, granted by ABRADEE – Electricity Distribution Companies Association.

Based on the belief that motivation and development of staff members are essential for the companies to reach their strategic purposes, in 2004 the company maintained investments in training programs. The company further started to implement the CPFL Program for the Valuation of Diversity and CPFL Program to Boost Volunteer Actions.

As a consequence of the management programs implemented, the Research on the Company’s Organizational Atmosphere conduced in 2004 showed favorability indexes of 76%, the highest since 1999. CPFL Energia was also acknowledged to be among the Best Companies to Work, in a research conducted among collaborators organized by “Exame” and “Você SA” magazines.

In 2004, CPFL Energia has deepened even more its commitments with issues of social responsibility by joining the United Nations’Global Compact, to mobilize the business community in the promotion of values related to human development. Furthermore, it worked on the regional dissemination of Millennium Targets established by the United Nations to involve governments and companies with social and environmental programs.

In line with the policy to support actions in the arts and cultural fields, CPFL Energia has extended its activities within CPFL Cultural Space, with the cultural Project called ‘Contemporary Society: Life, Dangers and Opportunities’, joined by approximately 65 thousand people.

Owing to its performance in relationships with communities and all their target audiences, CPFL Energia was acknowledged as one of the ten Brazilian Model Companies by the “Exame” Guide of Good Corporate Citizenship – 2004 and was awarded the Social Balance Prize in 2004. The latter organized by APIMEC, ABERJE, ETHOS, FIDES and IBASE, was granted to CPFL Energia’s 2003 Annual Report, published in 2004 according to the guidelines proposed by the Global Reporting Initiative - GRI. In addition, CPFL Paulista won the Brazilian Association of Electrical Energy Distributors (ABRADEE)’s prize as the best distribution company in the country considering Social Responsibility.

CPFL Energia also dedicates permanent attention to environmental questions in all segments where it is active. In addition to several programs developed by the controlled companies, emphasis must be made to the signature of the agreement between CPFL Centrais Elétricas and International Utility Efficiency Partnerships – IUEP, regarding generation projects which contributes to reduce the release of carbon gases that causes global warming. Researchs resulted from this partnership identified that the the energy added by the Small Hydroelectric Power Plants (PCHs) – through the ongoing repowering program of these units in CPFL Centrais Elétricas, without causing environmental impacts - contributes to the reduction of CO2 release into the atmosphere, which will enable CPFL Centrais Elétricas to obtain the Carbon Credits established by the Kyoto Protocol.

The success reached by CPFL Energia in 2004, considering the business results in economic, social and environmental matters, shows that the company has taken the right path regarding the adopted strategies. Furthermore, the trust placed by CPFL Energia’s shareholders and their commitment to Brazilian society, represents a source of inspiration for both the management and employees to move ahead and face the challenge of having the group among the most respected in the Country.

Wilson Ferreira Jr.
Chief Executive Officer

2. EXECUTIVE SUMMARY – MAJOR ECONOMIC, FINANCIAL AND OPERATIONAL INFORMATION OUTLINE

Financial Highlights (Consolidated - In thousands of Reais)	2004	2003
Operating Revenue	9,548,670	8,081,706
Net Operating Revenue	6,736,253	6,057,069
EBITDA	1,681,033	1,540,732
Income from the Service (EBIT)	1,268,078	808,972
Financial Result	(683,834)	(1,007,337)
Nonoperating Income	(4,415)	43,852
Income (Loss) Before Taxes and Extraordinary Item	579,829	(154,513)
Income (Loss) for the Period	278,919	(297,392)
Operational Highlights

Distribution
Substations (units)	339	338
- Installed Capacity (MVA)	9,299	9,251
Transmission Lines (Km)	8,249	8,249
Distribution Network (Km)	157,368	151,857
Distribution Transformers (units)	177,332	173,751
Number of Consumers (thousands)	5,467	5,341
CPFL Paulista (Parent company)	2004	2003
Substations (units)	246	245
- Installed Capacity (MVA)	5,447	5,407
Transmission Lines (Km)	6,088	6,088
Distribution Network (Km)	73,881	71,513
Distribution Transformers (units)	94,133	93,259
Number of Consumers (thousands)	3,169	3,086
CPFL Piratininga	2004	2003
Substations (units)	33	34
- Installed Capacity (MVA)	2,435	2,455
Transmission Lines (Km)	545	545
Distribution Network (Km)	19,961	17,396
Distribution Transformers (units)	30,461	29,661
Number of Consumers (thousands)	1,226	1,193
RGE	2004	2003
Substations (units)	60	59
- Installed Capacity (MVA)	1,417	1,389
Transmission Lines (Km)	1,616	1,581
Distribution Network (Km)	63,526	62,948
Distribution Transformers (units)	52,738	50,831
Number of Consumers (thousands)	1,072	1,062
Commercialization Segment	2004	2003
Volume of Energy Traded (GWh)	11,110	4,540
Number of Free Clients	50	14
Generation Segment	2004	2003
Current installed power (MW) (prorate participation)	854	812
- Serra da Mesa Power Plant	657	657
- Small Hydroelectric Units (PCHs),	119	119
- CERAN - Complexo Energético Rio das Antas	42	0
- Thermal Unit	36	36

Installed power and future estimated Guaranteed Energy (prorate participation) will be 1,990 MW and 988.9 MW average, respectively, as follows:
Power Plant	Power (MW)	Guaranteed Energy (Average MW)
- UHE (Hydroelectric Power Plant) Serra da Mesa	657	345.8
- UHE Campos Novos	429	184.1
- UHE Foz do Chapecó	342	172.8
- CERAN - Complexo Energético Rio das Antas	234	112.5
- UHE Barra Grande	173	95.2
- PCH’s (Small Hydroelectric Plants)	119	67.8
- Thermal Unit	36	10.7
TOTAL	1,990	988.9

3. CORPORATE PROFILE

CPFL Energia S.A. (“CPFL Energia”) is a publicly held corporation whose business is to act as a holding company having interest in the capital of other companies engaged in the distribution, generation and commercialization of electricity. In December 2004, the Company held interest the following companies:

  Companhia Paulista de Força e Luz (direct interest of 94.94%): A company in the distribution segment operating in 234 municipalities of the State of São Paulo, in the regions of Campinas, Ribeirão Preto, São José do Rio Preto, Bauru, Americana, Piracicaba, Marília and Araraquara, serving 3.1 million of clients. Companhia Paulista de Força e Luz, still holds an interest in the distributor companies Companhia Piratininga de Força e Luz (direct interest of 97.41%) and in Rio Grande Energia S.A. (direct interest of 67.07%):

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Companhia Piratininga de Força e Luz: A publicly held company in the segment of distribution of energy operating in 27 municipalities of Baixada Santista, Sorocaba, Jundiaí, Indaiatuba, Salto and Itú, with a concession area of 6,785 Km2;

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Rio Grande Energia S.A. : A publicly held company in the segment of distribution of energy operating in 254 municipalities of the Northern and Northeast regions of the State of Rio Grande do Sul, with a concession are of 90,718 Km2. Main municipalities served include Gravataí, Caxias do Sul, Passo Fundo, Santa Rosa, Santo Ângelo, Canela and Gramado.

  CPFL Comercialização Brasil S.A. (direct interest of 100%): A company operating in the segment of energy commercialization in the Free Consumers Environment (ACL) and electricity service business. In 2004, sold 11,110 GWh and served 50 free clients.

  CPFL Geração de Energia S.A. (direct interest de 97.01%): A company in the segment of generation of electric energy operating with the following companies: CPFL Centrais Elétricas S.A. (19 Small Hydroelectric Power Plants and 01 Thermal Plant), SEMESA S.A., CERAN – Companhia Energética Rio das Antas, ENERCAN - Campos Novos Energia S.A., Foz do Chapecó Energia S.A. and BAESA – Energética Barra Grande S.A.:

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CPFL Centrais Elétricas S.A.: A private corporation responsible for the assets of the 19 Small Hydroelectric Power Plants (“PCH”s) and 01 Thermal Plant. All these power plants provide 155 MW of installed power for CPFL Geração;

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SEMESA S.A.: A private corporation holding 51.54% interest in the availability of power and Guaranteed Energy in Serra da Mesa Power Plant in partnership with FURNAS Centrais Elétricas S.A. (“FURNAS”), whose total installed power is of 1,275 MW and Guaranteed Energy of 671 MW in average;

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CERAN – Cia. Energética Rio das Antas: A private corporation whose purpose is the implementation and exploitation of the Hydroelectric power plants Monte Claro (in operation), Castro Alves and 14 de Julho (both under construction). Total installed power of said undertakings will be 360 MW, in that the portion under CPFL Geração’s responsibility is 234 MW. In December 2004, the first of the two Monte Claro Power Plants (2 equipments of 65 MW each) started commercial operations;

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BAESA - Energética Barra Grande S.A.: A private corporation holding 100% of the Hydroelectric Power Plant Barra Grande, under construction, whose total installed power will be 690 MW, in that CPFL Geração’s participation will be 173 MW;

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ENERCAN - Campos Novos Energia S.A.: A private corporation holding 100% of the Hydroelectric Power Plant Campos Novos, under construction, whose total installed power will be 880 MW, in that CPFL Geração’s participation will be 429 MW;

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Foz do Chapecó Energia S.A.: A private corporation, holding 60% of the Hydroelectric Power Plant Foz do Chapecó, whose total installed power will be 855 MW, in that CPFL Geração’s participation will be 342 MW.

4. CORPORATE EVOLUTION

In 2004, the Initial Public Offering (“IPO”), held on September 29, was the most important event of corporate nature of CPFL Energia. It represented an evolution in its corporate structure, through the increase in the free float from 3.42% - exclusively held by BNDES in 2003 to 15.65% (5.09% BNDES and 10.56% non-controlling shareholders), by the end of 2004.

The public offering was conducted both in the domestic and in the international market accounting for a total amount of R$ 821 million, in that the shares of the Brazilian Offering were listed in the São Paulo Stock Exchange (BOVESPA), while the International Offering, in the form of ADS (each ADS corresponded to 3 common shares), was listed in the New York Stock Exchange (NYSE). Besides complying with the requirements imposed by the Comissão de Valores Mobiliários (CVM) and BOVESPA for the maintenance of registration of open Company, CPFL Energia started to lead based on the high level of the policies issued by the BOVESPA’s New Market Corporate Governance, in addition to being submitted to a strict control imposed by the requirements of the Securities and Exchange Commission (SEC), turning the company much more transparent and adherent to international rules. Considering this funding, CPFL Energia became the sole national private company to trade stock in the New Market, simultaneously with ADSs listed in the New York Stock Exchange’s level III.

With the IPO CPFL Energia was awarded the “Best Equity Deal of the Year in Latin America” by the Euromoney/Institutional Investor Magazine.

Major corporate events involving CPFL Energia and its controlled companies, in 2004, are listed below:

April 2004

  CPFL Geração’s capital increase amounting to R$ 350 million upon the issuance of 68,000,182,629 nonpar shares held in book entry, being 21,242,226,115 common shares and 46,757,956,514 preferred shares;

  Merger of BEGESA - Barra Grande Energia S.A. by CPFL Geração., holder of 25.01% of the total capital of BAESA - Energética Barra Grande S.A.;

  CPFL Energia’s capital reduction amounting to R$ 1,543,611 thousands, via absorption of the balance of the account “Accrued Losses” on December 31 2003, with no modification in the amount of shares.

August 2004	Grouping of shares issued by CPFL Energia at the rate of ten (10) common shares held in book entry for one (1) common share held in book entry, with no modification in the company’s capital.
October 2004

  Liquidation of the Initial Public Offering (IPO), occurred via public distribution of 39,579,729 nonpar common shares held in book entry called “Primary Distribution” and simultaneously to the distribution of 7,915,950 common shares held by selling shareholders called “Secondary Distribution”, both at R$ 17.22 per share totaling R$ 820,962 thousands, in that R$ 684,649 thousands was paid in as CPFL Energia’s capital.

November 2004	Merger of DRAFT I by CPFL Piratininga, with the transfer of its share control to CPFL Paulista.

Controlling Shareholders

CPFL Energia is controlled by the large and most solid Brazilian groups of its segments, VBC Energia, 521 Participações S.A. (Previ) and Bonaire Participações S.A. (Funcesp, Petros, Sistel and Sabesprev). In 2003, with the capitalization of CPFL Energia there was the BNDESPAR’s participation as a non-controlling shareholder, with interests amounting to 5.09% at the end of 2003.

VBC Energia, is a private company controlled by VBC Participações (99.9%), whose capital is held by 03 major and representative Brazilian economic groups, namely: Votorantim Energia Ltda., Bradesplan Participações S.A. and Camargo Corrêa Energia S.A.

  Votorantim Energia Ltda.: Holding of the energy segment owned by the Votorantim Group formed by leader companies in the segments of the cement, pulp, aluminum, zinc, nickel, long steel, bio-driven polypropylene, chemical specialties and orange juice. The group is a major player in the financial sector by means of Banco Votorantim and Votorantim Celulose and Papel S.A., the group open company holding shares traded in the local market and ADRs listed in New York;

  Bradesplan: Controlled (99.9%) by Bradespar S.A., this company has interests not only in CPFL Energia, but indeed in companies such as Vale do Rio Doce and Net. Bradespar is an open company with shares listed in the national market and ADRs listed in New York and LATIBEX;

  Camargo Corrêa Energia S.A.: Holding of the energy segment as a member of the Camargo Corrêa Group with 16 business units and approximately 32 thousand employees. The Camargo Corrêa Group is among the country’s largest private corporations. It operates in the infrastructure, construction, real state development, cement production, fabric, shoes, steel and metal, environment, concessions in transportation business, generation and distribution of electric energy.

521 Participações S.A.: Investment entity owned by the Pension Fund of the Employees of Banco do Brasil – Previ. Previ ranks first in the segment of pension plans in Brazil and Latin America, with approximately 129,000 participants and reaching a population estimated around 419,000 people, among beneficiaries and dependents.

Bonaire Participações S.A.: Investment entity formed by pension funds such as Fundação CESP (Funcesp), Petrobrás Social Security Fund (Petros), Sistel Social Security Foundation and Sabesp Social Security Foundation (Sabesprev):

  Funcesp: Ranking among Brazil’s largest administrators of closed private pension, Funcesp’s sponsors are mostly companies operating in the electricity generation segment, particularly CPFL Paulista, CPFL Piratininga, CPFL Geração, CESP, Eletropaulo. AES Tietê, Duke Energy, Bandeirante Energia S.A., Transmissão Paulista, Elektro, EMAE, in addition to Eletropaulo Telecom and Edinfor. Funcesp serves a population estimated of more than 45,000 pension plan participants, also managing Health Plans, which in turn have more than 150,000 participants, among dependents and beneficiaries, ranking a 5th.position in the general pension plan segment;

  Petros: The Petrobrás Social Security Fund – Petros was the pioneer in the market of private pension plan occupying the second position in the general rank of Brazil’s pension plan. It is sponsored by 27 companies from the petrol and petrochemical segments, of which 7 are state run companies and 20 private companies. Among the state companies it is possible to mention: Petrobrás, BR Distribuidora, Gaspetro, Braspetro, Petroquisa, Transpetro and Refinaria Alberto Pasqualini. Private companies include: Braskem, Trickem, Ultrafértil, Petroflex, Petroquímica União, Nitriflex, Copesul, Repsol/YPF do Brasil, Petroquímica Triunfo, Rio Polímeros, Brazilian Institute of Petrol and Gas (IBP).

  Sistel: Sistel Social Security Foundation is Brazil’s largest pension plan sponsored by private companies and holds a 4th. position in the rank of the country’s foundations accounting for more than 89,000 participants. Most of its sponsors are large telecommunication companies such as Telemar, Telefônica, Brasil Telecom, Telesp Celular, Telemig Celular, Tele Leste Celular, Tele Sudeste Celular, Tele Norte Celular, Tele Nordeste Celular, Tele Celular Sul, TCO Celular, in addition to Telebrás and CPqD.

  Sabesprev: Sabesp Social Security Foundation - Sabesprev is a private supplementary pension set up in 1991 to guarantee the best life quality by means of supplementing benefits to employees from the São Paulo State Sanitation Company (Sabesp), a sponsor company owned by the government of the State of São Paulo. Sabesprev serves more than 20,000 participants and its operation also covers the management of health plans and insurance plans.

5. CORPORATE GOVERNANCE

Corporate Governance is a set of rules and guidelines, which enables management based on the principles of transparency, equity and accountability. Its principles are: (i) to provide the Companies with sustainability for endogenous and orderly growth; and (ii) guarantee the trust relationship and low risk with all agents with whom the company has a relationship, employees and the community, clients and suppliers, all shareholders and the Government.

Corporate governance develops both within and outside the company, for example, through its relationship with the Shareholders. The table below shows CPFL Energia’s main actions regarding its relationship with Shareholders and with employees:

Corporate Governance – Actions Implemented in 2004
Shareholders	Internal Actions
1.A self-evaluation was implemented by the Board of Directors and Audit Committee, whose methodology was based on the “National Association of Corporate Directors” (NACD) model.
1. The Disclosure Committee was created within CPFL Energia, which according to its internal regulations is in charge of preparing and revising periodically the procedures for the disclosure of public information and such as those contained in the company´s Management Reports and Annual Financial Statements.
2. CPFL´s internal audit started to report directly to the Company´s Audit committee which, in turn, reports directly to the Board of Directors.	2. A project was started for the certification of sections # 404 / 302 and 906 of Sarbanes-Oxley Law.
3. The Bylaws of associate company Rio Grande Energia (RGE) was aligned to that of CPFL Energia. Other controlled companies bylaws alignment was concluded in 2003.	3. Corporate Governance concepts were disseminated in the company through publications and release of information on the i nternet .
4. The company´s Policy for Securities Negotiation was established and approved by its Board of Directors.

Seeking the purpose of implementing a rational planning of the objectives to be reached in the future, in terms of Corporate Governance, CPFL Energia established for 2005 the following targets: to conclude systematically and using the best technology available, the documentation, test and validation of processes, risks and internal control of procedures related to the preparation of the company´s financial statements and obtain a rating from the CPFL Energia´s Corporate Governance.

6. INVESTOR RELATIONS

Focusing the purpose of deepening the relationship with the segment of capital market, seeking top quality and transparency in its process of disclosure of information, CPFL Energia invested in the improvement of its relationship practices with Investors.

The Investors Relations website which has been launched on September 29, 2004 – the day of the Initial Public Offering (IPO) of CPFL Energia´s shares at São Paulo Stock Exchange (Bovespa) and the New York Stock Exchange (NYSE), is a fundamental communication tool which supplements the service provided to capital market analysts, making available all corporate information regarding CPFL Energia, such as quotations, performance analysis of the shares, highlights and investor services, in addition to several information released in the market, not only by the company but also by its affiliates. The Investor Relations practices implemented include the drafting and release of Press Releases regarding company´s performance, teleconferences and webcasts within the national level and worldwide. In the sequence, public meetings are held with capital market analysts. In addition to mentioned meetings, CPFL Energia has also participated in the main conferences and often conducts non-deal road shows both in the domestic and international markets. Such practice seeks through direct communication with investors, to improve the understanding of the foundations of the company by market, and that contributes with the process of creating value for shareholders.

Among the new communication practices adopted by CPFL Energia in 2004, Press Releases are the most relevant since they are addressed simultaneously to both the national and international markets, with news about most important economic-financial and/or operational events related to the company or its affiliated companies. Some examples are the release of the Investor Relations website itself and the hiring of a Market Maker with the primary purpose of boosting the liquidity of CPFL Energia shares. In 2004, CPFL Energia made the first Newsletter available, covering important aspects of the company´s daily economic-financial and operational events and those of its affiliated companies.

In addition to all these practices, combined with the compliance with the legal requirements of information issued by Comissão de Valores Mobiliários (CVM), the São Paulo Stock Exchange (Bovespa), the Securities and Exchange Commission ( SEC) and the New York Stock Exchange (NYSE) , the Investor Relations team keeps direct relationship with all professionals of the financial market, both national and international, and minority shareholders of the holding company and its affiliated companies.

Dividends Policy

CPFL Energia has adopted a policy of minimum dividend payout of 50% of the net results adjusted, established on a semi-annual basis – not only complying with the requirements of the law, but also aligning to the best practices of the Brazilian market.

This way, in accordance with article 201 of Law # 6.404/76 and Paragraph 1 of article 32 of it's Bylaws, the company proposed and distributed its net profit determined as at the basis date of June 30, 2004, in the form of dividends amounting to R$ 124.8 millions, for shares existing on this date, each lot of thousand shares being assigned the value of R$ 30.30715.

Furthermore, in the Special General Meeting and Annual General Meeting of Shareholders (SGM/AGM) to be held on April 29, 2005, during the approval of financial statements related to the fiscal year of 2004, CPFL Energia will decide the payment of dividends amounting to R$140.1 million.

In this way, 2004's dividends payment will represent 95% of company's net profit.

Performance of Shares

After the Public Offer, in September, 29 th. at BOVESPA (Novo Mercado) and NYSE (ADS Level III), the stocks have being performanced well and shares are increasing their bids.

Following the period from September 29 to December 31, 2004, while the São Paulo Stock Exchange (Bovespa)'s Index (IBOV) gained 12.9% and the Electric Energy Index (IEE) increased its value by 6.3%, the CPFL shares traded in Bovespa (CPFE3) increased its value by 4.2%. On the other hand, the performance of CPFL´s ADR (CPL) negotiated in NYSE, for the same period, presented a 11.1% valuation ahead of the Dow Jones Industrial Average (DJIA) of 6.6%.

7. REGULATORY ENVIRONMENT

The year 2004 was marked by the enactment of the Laws of the New Electricity Model for the Power generation segment providing on both the regulated and free commercialization of electric energy among concessionaries, permitted and final consumers within the National Interconnected System (SIN), according to Law #10,848, dated March 15, 2004 and Decree # 5,163, dated July 30, 2004.

In the New Model, the emphasis is on the purpose of structuring the bidding process for the new concessions of generation, so as to allow low-price rates – by adopting the lowest price criteria – while at the same time the private investment is encouraged, guaranteeing investors a long term contract for financing feasibility.

Another point deserving to be mentioned is the renewal of the function of the State as a planner, with the creation of a new government company and two new bodies for organizing the operational side of the sector:

  Energy Research Company (EPE), created by Law #10,847, as of March 15, 2004, and Decree # 5,184 of August 16, 2004 in charge if preparing studies to plan the expansion of power generations and transmission;

  The Electricity Commercialization Board (CCEE), created by Art. 4 of Law # 10,848 and the Decree # 5,177 of August 16, 2004, to create an environment for energy commercialization both under the regulated and free regimes;

  The Power System Monitoring Committee (CMSE), created by Art. 14 of Law # 10,848, and Decree # 5,175 of August 9, 2004, in charge of permanently monitoring supply safety.

The New Model redefines the assignments and governance of the several institutional agents currently existing, returning to the Ministry of Mines and Energy (MME) the role of Granting Power, whereas the National Electric Energy Agency (ANEEL) to perform exclusively the functions related to regulation, inspection and mediation.

The changes introduced by the Federal Government in the electric sector were based on the following premises:

  promote moderate rates, considered essential to the social function of energy and a factor that makes the economy more competitive;
  guarantee safe supplies, considered a basic factor of sustainable development;
  ensure a stable regulatory environment, to increase attractiveness of investments in system expansion, and promote social integration, through the electricity sector, particularly through the universal service programs.

The above group of premises summarizes objectives that, as a general rule, are common to the government and other industry agents.

Although there are several matters still awaiting regulation, the mere existence of this regulatory structure and its premises indicates a period of more stable rules that will result in a more attractive investment environment.

The regulation decrees enacted in 2004 guarantee the continuity of the commitments assumed, particularly Decree # 5,163, dated July 30, 2004, which regulated the New Model. The remaining Decrees, such as that of # 5,175, dated August 9, 2004, which constitutes the Committee for the Monitoring of the Electric Sector (“CMSE”), that of # 5,177, dated August 12., 2004, that provides on the organization of the Electricity Trading Board (“CCEE”) and that of # 5,184, dated August 16, 2004, that creates the Energy Research Company (“EPE”).

It is worth pointing out that the issuance of the Joint Ministerial Ordinance # 361, dated November 26, 2004, creating the Account Regarding Offsetting Variation of items Related to “Installment A” – CVA, regarding the costs of acquisition of electric energy and the implementation by the National Electric Energy Agency (ANEEL) of the Public Hearing # 45/2004, on January 20, 2005, regarding the addendum to the concession agreement entail important measures in the consolidation of the rules in the electrical energy sector.

CPFL Energia’s expectations are positive regarding the consolidation of the regulatory body and the effects of the New Model, which fact is shown by the advanced stage of its generation engineering works, by the outstanding position in productivity and quality of services offered by its distributors companies and by the competitiveness of its company selling energy.

Electricity Tariffs

CPFL Paulista – Tariff Review Adjustment: In April 2004, as a result of the tariff adjustment in the Tariff Review as of April 2003, the repositioning index for tariffs related to the electrical energy supply was changed from 19.55% to 21.10%, based on the Confirmation Resolution # 072, of April 7, 2004, being repositioned retroactively to April 8, 2003. In addition, the tariffs were increased in 0.62% due to the reimbursement of costs related to the rationing period and the financial difference of the Reversion Global Reserve – RGR;

CPFL Paulista – Annual Tariff Adjustment: Electrical energy supply tariffs were adjusted in April 2004, based on the Confirmation Resolution # 085, dated April 7, 2004, by 13.65%, which index is itemized as follows: annual adjustment – 6.04%, financial difference of rationing period costs – 0.07%, difference in tariff review – 1.27% and free commercialization environment (CVA) amounts for 2004 and the portion deferred in 2003 –6.27%;

CPFL Piratininga – Tariff Adjustment Review: In October 2004, in the process of annual tariff adjustment of CPFL Piratininga, adjustments were implemented in the Tariff Review of October 2003, with the fixation of a new amount for the Regulatory Remuneration Base. As a result of this process, electrical energy supply tariffs of CPFL Piratininga, based on Confirmation Resolution # 245, dated October 18, 2004, were repositioned to 10.51%, retroactively to October 23, 2003. Moreover, the tariffs had an additional increase of 0.35% due to the reimbursement of rationing period costs;

CPFL Piratininga – Annual Tariff Adjustment: In October 2004, electrical energy supply of CPFL Piratininga were adjusted based on the Confirmation Resolution # 246, dated October 18, 2004, by 14.00%, an index itemized as follows: annual adjustment of Tariff Adjustment Index (IRT) – 10.51%; financial difference of rationing period costs – 0.06%, Resolution # 152/03, article # 13 – 0.14%, free commercialization environment (CVA) amounts for 2004 and from the 2003’s deferred CVA – 3.29%;

The tariff adjustment on CPFL Paulista and CPFL Piratininga were established in temporary basis. The permanent tariffs will be pegged by the time of the Regulatory Quotas Reintegration and Regulatory Remuneration’s definition disposed by ANEEL Resolution # 493 of September 3, 2002.

RGE – RGE Tariff Review: In April 2004, as a result of the adjustments in the Tariff Review of April 2003, the repositioning index were adjusted by 27.96%, retroactively to April 16, 2003, from previous 27.36%, pursuant to Confirmation Resolution # 092, dated April 16, 2004;

RGE – RGE Annual Tariff Adjustment: In April 2004, the National Electric Energy Agency (ANEEL) proceeded with the calculation of the Tariff Adjustment Index (IRT). As a result, the electrical energy supply tariffs were adjusted based on Confirmation Resolution # 098, dated April 16, 2004, by 14.37%, which index was itemized as follows: annual adjustment – 7.88%; difference in tariff review – 0.86% and the amounts of free commercialization environment (CVA) for 2004 and the deferred portion in 2003 – 5.63%;

CPFL Centrais Elétricas – Adjustment Factor: In April 2004, the electrical energy supply tariffs related to Initial Contracts were adjusted, based on the Confirmation Resolution # 078, dated April 07, 2004, by 10.91%.

8. MACROECONOMIC OVERVIEW

The international favorable economic conditions coupled with the global trade’s strong expansion and wide offer of financings allowed conditions for Brazilian exports to increase by 32% in 2004, generating a record trade surplus equivalent to US$ 33.7 billions. This was the most important factor for the liquidity of the exchange market, which maintained a low dollar quotation and helped to maintain inflation in stable levels.

Considering inflation under control, the Brazil’s Central Bank found space for the reduction in the basic interest rate, which started in the beginning of the second half of 2003, whose effects reached its climax during 2004. The drop in interest was essential for the resumption of credit and to expedite the industry segment which, pressed by the sectors of exporters of assets and durables reached a 8.3% annual growth, the best index since 1986, contributing to the grow of the Brazilian’s Gross Domestic Product (PIB), in 2004, to reach 5.2%, after three years of stagnation.

In 2004, owing to several positive factors noted both in the national and international economy, a substantial recovery was noted of macroeconomic basic elements. Regarding the national economic policy, that was the year for in which the hardships brought by the 2002/2003 political transition were overcome because at the end of 2004, projects of major importance were voted by the Congress, such as Law #10,848/2004, which allowed wider stability within the electrical energy segment by virtue of the regulations imposed on the electrical energy regulated or free commercialization.

In the electrical energy segment, the Government advanced with the enactment of Laws of the New Model for the Electrical Energy Segment establishing the basis for a new regulatory mark and set forth substantial changes in the sector, trying to increase investors’ guarantees by means of more planning in the offer and demand of energy, with the establishment of the obligation to contract 100% of the market of distributor companies. At the same time, instruments were created to lessen risks sufficiently to neutralize the penalties imposed by the new commercialization rule.

The economic-financial conditions of the electrical energy companies improved in 2004, thanks particularly to the resumption of consumption combined with the recovery of economic activity and the retreat in dollar quotation, improving the companies’ indebtedness profile.

9. BUSINESS PERFORMANCE

Energy Sales

Through its affiliates, CPFL Energia acts selling energy to final clients in the retail market, transportation and energy supply, represented by the energy sales in the wholesale market.

Energy Sales to Final Consumers

This segment joins the sales to final consumers of CPFL Paulista, CPFL Piratininga, RGE and CPFL Brasil’s sales destined to final consumers through bilateral contracts. In 2004, whole sales reached 36,647 GWh which represents a 4.9% increase if compared to the 2003’s total sales.

Emphasis was placed on the industrial segment which accompanying the increase in the Country’s level of economic activity, grew by 5.8%, reaching representatively of 48.8% of the Group’s total sales of energy. The business strategies adopted in the area of energy commercialization contributed substantially to the reaching of this success in the expansion in the number of free clients of the group.

Energy Sales Evolution - in GWh
Classes	2004	2003	Chg(%)
Residential	8,302	8,124	2.2%
Industrial	17,897	16,909	5.8%
Commercial	4,936	4,752	3.9%
Rural	1,619	1,550	4.5%
Public Administration	746	736	1.3%
Public Lighting	1,070	1, 048	2.1%
Public Services	1,358	1,352	0.5%
Own Consumption	26	25	4.0%
Bilateral Contracts	693	449	54.3%
Total	36,647	34,945	4.9%

Residential Class: The residential class accounting for 22.7% of CPFL Energia’s consolidated market grew by 2.2% if compared to the previous year. The country’s economic recovery allowed an improvement in employment and income conditions, particularly in the second half of 2004. Notwithstanding the forgoing, that was not substantially reflected in the consumption of the residential class which was negatively affected by the low temperatures reached in São Paulo State.

Commercial Class: The commercial class, which represents 13.5% of CPFL Energia’s consolidated market, grew by 3.9% compared to 2003. This growth is the result of the increase in income, increase in job offerings and due to the expanded access to credit allowed by reduction of basic interest in the second half of 2003. This made the recovering of the economic activities as showed by the statistics on retail sales. On the other hand, the lower-than-average temperature was a factor which in the commercial class led to a considerable increase in consumption.

Industrial Class: The industrial class which in a consolidated basis accounts for 48.8% of the total amount of energy distributed by the company, presented a growth of 5.8% influenced particularly by the warming up of the domestic market. Investment indicators show a growth in almost all sectors, indicating the warming up of demand which is going beyond the foreign sector.

It is worth pointing out that along the fiscal year, the migration of consumers occurred more sharply, which consumers were up to that time captive, to the free market. In this way, the industrial class, presented a 6.6% reduction in the amount of sold energy.

Other Classes: The other consumption classes (Rural, Public Administration, Public Lighting and Public Services) accounted for 13.1% of total market in 2004, considering CPFL Energia’s affiliates. These classes showed a combined growth of 2.3%.

Bilateral Contracts: Sales of electric energy to other market agents represented an expressive growth of 54.3%, compared to 2003, contributing significantly to the development of CPFL Energia group’s electric energy sales.

On December 31, 2004, CPFL Energia’s distributor companies reached 5,467 thousand clients, increasing 126 thousand new clients, showing the expressivity of the served market in areas of large population density and constant growth.

Energy Transportation

The migration of retainer customers to the condition of free riders, on another hand, provided 83% growth in the electricity network usage charges, as presented in the following chart:

Electricity Network Usage Charges Associated to the Free Market (MWh)

Distributor Company	2004	2003	Chg (%)
CPFL Paulista	2,082,908	641,110	225
CPFL Piratininga	1,908,375	1,536,003	24
Total	3,991,283	2,177,113	83

Energy Supply

The electric energy billed as energy supply basically comes from the sales of the affiliate SEMESA S.A. to Furnas, as well as the commercialization and distribution companies sales in the short term market of the CCEE (Câmara de Cormercialização de Energia Elétrica), as shown on the following chart:

Energy Supply (GWh)	2004	2003	Chg(%)
Furnas Centrais Elétricas	3,034	3,026	0.3
Short Term Electric Energy	395	1,201	(67.1)

Commercial Losses

The enhancement of the Commercial Loss Reduction Project through the improvement of systems of consumption analysis; the constitution of new inspection teams; and the conduction of 377 thousand inspections in consumer units, with volume 93.7% higher than that of 2003, allowed the reduction of the index of commercial losses by 2.82%, in the CPFL Paulista’s concession area, and 2.00% in the CPFL Piratininga’s area, in 2004 – representing the lowest indexes registered over the last three years.

Considering these actions, the Project for Commercial Loss Reduction allowed recovery of revenues of R$ 57.2 million in 2004.

RGE started an inspection program with the purpose of evaluating the running of measurement of electrical energy from 200 thousand consumption units within 24 months. The program integrates the 2005/2006 action plan for losses reduction.

Default Management

In 2004, default, calculated over the past-due energy bills over thirty days, reached the index of 1.89% at CPFL Paulista and of 1.76% at CPFL Piratininga, both being the lowest indexes of the electrical energy segment. Among operational measures which most contributed to these results are the enhancement of negotiations, debit collection and improvement in the efficiency of energy cuts reaching 832 thousand energy cuts among CPFL Paulista clients in default and 300 thousand among CPFL Piratininga’s clients in default. At RGE, the enhancement of measures to reduce default supported particularly by negotiations with public entities, by hiring of outside collectors for terminated contracts and by increase in the volume of energy cut to 236 thousand energy cuts in the year, allowed an index reduction from 5.8%, in 2003, to 4.46%, in 2004.

Energy Generation

During 2004, CPFL Geração implemented actions addressed to the optimization of physical and financial timetables regarding generation undertakings in construction, and the implementation of operating and maintenance methodologies drived to Barra Grande, Campos Novos e Monte Claro Power Plants.

In order to operate and maintain these Power Plants it was implemented a comprehensive training program and qualification of teams and also created and Operating and Maintenance Manual, follow up activities drived to Monte Claro commissioning program and relationship and interaction towards the regulator (ANEEL) and operating body (ONS).

On December 29, 2004 the first generation plant of Monte Claro Hydroelectric power plant started operations, which takes part of the CERAN Complex, in which CPFL Geração holds 65% interest, representing an increase of 42 MW to the company’s installed power which reached 854 MW.

The Guaranteed Energy of each Power Plant and is summarized in the table below:

Power Plants	Guaranteed Energy (Average MW)
Serra da Mesa Power Plant (CPFL Geração portion)	345.83
Small Hydroelectric Power Plants (PCHs)	63.47
Monte Claro (CPFL Geração portion)	37.83
Carioba Thermo Plant	25.00
TOTAL	472.13

The total amount of the energy originated fro the Power Plants was commercialized with CPFL Paulista, CPFL Piratininga, CPFL Brasil and indeed with Furnas, considering Serra da Mesa Power Plant.

Regarding the Initial Contracts signed in 2000 with CPFL Paulista, indeed in 2004 there was the continuing decentralization process at a 25% annual rate regarding the energy generated by Small Hydroelectric Power Plants (“PCHs”) and Carioba Thermal Plant, both operated by CPFL Centrais Elétricas .

For the Small Hydroelectric Power Plants (“PCHs”)’s energy whose contracts were canceled, new contracts were signed by CPFL Centrais Elétricas and CPFL Paulista for the commercialization of related energy.

Energy Commercialization

According to the rules instituted by the electric sector “New Model”, the electric energy commercialization activities developed in a regulated hiring environment (ACR), characterized by purchase and sale of energy with prices and volumes defined and aproved by the regulator agency and in the free hiring environment (ACL), characterized by purchase and sale of energy, through executory contracts with prices and volumes freely negociated by both sides.

Commercialization in a regulated environment

In CPFL Energia group, the energy commercialization in a regulated environment has the objective of garantee the distribution companies buying supplies, with adjusted prices and volumes, as well as maximize the commercial return of the generators sales.

To adapt the distribution companies to new commercialization rules, in 2004, computer models were developed and implemented for market analysis and forecast which led to decrease the deviations in the market forecast of the group’s distributor companies. This definitively contributed to the decision-making process regarding the amount of energy acquired for the supply of final. With that, the group’s financial planning was favored, because the energy byuing accounts from the distribution companies were in line with the expected values. Besides the forecast precision contributed to suitable investments in the expansion of the distribution network.

Furthermore, computer systems were developed based on mathematic programming to determine the amount of optimal energy bought by the group’s distributor companies in the existing energy auction conducted on December 7, 2004, with the purpose of reducing the chances that the companies may suffer any penalty for failure to comply with all its requirements, pursuant to the requisites imposed by Decree # 5,163 dated July 30, 2004.

Commercialization in the free environment

In 2004, CPFL Brasil, the group’s energy commercialization company, practicaly triplicated its total energy sales, going from 4,540 GWh in 2003 to 11,110 GWh in 2004. The free clients registered in it’s portfolio evaluated from 14 in 2003 to 50 free clients in 2004, presenting a significant growth of 260%. It allowed an expressive portfolio of contractual assets, within the most diverse agents in the sector, that provided an optimization of the energy bying and selling operations and the company’s risks lowering.

Besides the electric energy commercialization performance, the affiliated CPFL Brasil intensifyed, through 2004, the sale of added-value services (substations and transmission lines constructions, preventive and corrective maintenance of substations and industrial electric instalations, energetic eficiency, public ilumination, condominums distributions systems and water treatment systems, etc.). In December 2004, the construction portfolio presented 9 substations in 138 kV, totalizing 172 MVA of installed capacity, in development.

The strategy of providing services to clients, in addition to adding value directly, contributes to the strenghening of its relationship with clients, favoring their faithfulness and increasing the potentialities of energy sales negotiations.

10. INVESTMENTS

In 2004, CPFL Energia invested through its controlled companies the amount of R$ 605 million in the segments of distribution, generation and commercialization of electric energy, showing its commitment to the perpetuation of its business and the quality of the services rendered.

In the distribution segment, investments reached around R$ 261 million, particularly in the electrical system, aiming new clients services, the expansion of installed capacity, maintenance of the electrical system, regulatory demands and modernization of the distribution system whose most important event was the conclusion of automation in 100% of CPFL Piratininga substations. Additionally, investments have been made in the operational support, infrastructure, telecommunication and computer science areas. CPFL Paulista also completed in 2004 the implementation of the o GIS D Project (Integrated Management of Energy Distribution), which consists of a platform of geo-referenced systems designed to provide support to all process involved in the activity of distribution, including the planning systems and technical reference file of electrical assets, planning and projecting electrical energy network system, indeed the system for maintenance of assets and the system for the control and operational status.

Distributors	Investments - In thousands of Reais
CPFL Paulista	131,241
CPFL Piratininga	64,217
RGE	65,742
Total	261,200

Regarding the commercialization segment, the investment amounted to R$ 2 million mainly destined to infrastructure and acquisition of management systems.

In the segment of energy generation, according to the strategy adopted by the group emphasizing expansion of own generation capacity, the consolidated investments reached R$ 343 million in 2004 and were drived to continue the construction of new hydroelectric plants as of Barra Grande, CERAN and Campos Novos, besides Small Hydroelectric Power Plants (“PCHs”) repowering and modernization. The chart below summarizes the investments made in 2004 in the generation segment:

Undertaking	Potency MW (CPFL Geração portion)	Investment (in R$ thousands)
Small Hydroelectric Power Plants and Serra da Mesa Power Plant	812	4,006
CERAN Complex	234	83,629
Barra Grande Power Plant	173	77,605
Campos Novos Power Plant	429	175,185
Foz do Chapecó Power Plant	342	1,742
TOTAL	1,990	342,167

On December 31, 2004, the projects under construction showed the following situation:

CERAN Complex: Located at Rio das Antas, in the State of Rio Grande do Sul, the CERAN complex comprises the building of three Hydroelectric Power Plants: the Monte Claro Plant, with capacity of 130 MW with two 65 MW Kaplan turbines, the Castro Alves Plant, with capacity of 130 MW, with three 44 MW Francis turbines and the 14 de Julho Plant with capacity of 100 MW, with two 50 MW Kaplan turbines. The building of Monte Claro Plant started on April 1, 2002, in that the first Generating Unit started Commercial Operations on December 29, 2004.

Construction works of the Castro Alves Plant started on April 1, 2004, and are currently in progress with rock excavation of the Deviation Structures, the Dam and the Electric Power House. The First Generation Plant’s commercial operation is estimated to start on February 2007.

The building to the 14 de Julho Plant started on October 1, 2004. Now the activities in progress are related to Mobilization and Implementation of the Worksite. The First Generation Plant’s commercial operation is estimated to start on August, 2007.

The energy produced portion by the three plants corresponding to CPFL Geração, already have a contract for the purchase and sale of energy approved by the National Electric Energy Agency (ANEEL) and signed with distributor companies CPFL Paulista and CPFL Piratininga and with CPFL Brasil.

Barra Grande Power Plant: Construction Works of the Barra Grande Plant, located in Rio Pelotas, in the border of the States of Rio Grande do Sul and Santa Catarina, started on July 1, 2001. Currently, 89.3% of the total undertaking is complete itemized as follows: Civil Works – 96.7%; Equipment Supply – 90.6%; Electromechanic Assembly – 60.7%; Environmental Matters – 69.2%. The beginning of filling up of the dam is estimated for April 2005 and the forecast for the Commercial Generation of the first Generation Plant is scheduled to be held on October 31, 2005. The portion of energy corresponding to CPFL Geração already has purchase and sale agreements signed by the National Electric Energy Agency (ANEEL) and the distributor companies CPFL Paulista and CPFL Piratininga.

Campos Novos Power Plant: Campos Novos Plant is located at Rio Canoas, State of Santa Catarina. This construction works started on August 1., 2001. As much as 83.1% of total undertaking is already complete itemized as follows: Civil Works – 88.5%; Equipment Supply – 71.8%; Electromechanical Assembly – 54.7%; Environmental Matters – 87.0%. The First Generation Plant’s commercial operation is estimated to start on January 31, 2006. The plant’s portion of energy corresponding to CPFL Geração, already has purchase and sale agreements signed by the National Electric Energy Agency (ANEEL) and the distributor companies CPFL Paulista and CPFL Piratininga and with CPFL Brasil.

Foz do Chapecó Power Plant: Foz do Chapecó Plant will be implemented at Uruguay River, in the border of the States of Santa Catarina and Rio Grande do Sul. With four generation power units with 214 MW capacity, the plant’s installed capacity will be 855 MW.

Installation License (LI) was obtained on September 21, 2004 and construction works are estimated to start in 2005, starting Commercial Operations in 2009. The portion of energy corresponding to CPFL Geração already has purchase and sales contracts approved by the National Electric Energy Agency (ANEEL) and the distributor companies CPFL Paulista and CPFL Piratininga.

11. ANALYSIS OF CONSOLIDATED RESULTS

Consolidated results of CPFL Energia are originated from the operations of distribution, generation and commercialization of electrical energy from its controlled companies CPFL Paulista, CPFL Geração and CPFL Brasil, respectively. The chart below shows the analysis of results for 2004 and 2003 fiscal years. This analysis and discussion by the management about the company’s financial status and operational results, for both parent company and consolidated, must be made together with the audited financial statements.

Stated in thousands of Reais	Parent Company			Consolidated
	2004	2003	%	2004	2003	%
OPERATING REVENUE	-	-	-	9,548,670	8,081,706	18.2
Deductions from Operating Revenue	-	-	-	(2,812,417)	(2,024,637)	38.9
NET OPERATING REVENUE	-	-	-	6,736,253	6,057,069	11.2
COST OF ELECTRIC ENERGY SERVICE	-	-	-	(3,804,310)	(3,465,714)	9.8
Electric energy purchase for resale	-	-	-	(3,125,752)	(3,020,175)	3.5
Charge for using the transmission and distribution system	-	-	-	(678,558)	(445,539)	52.3
GROSS REVENUE	-	-	-	2,931,943	2,591,355	13.1
CONTRIBUTION MARGIN (%)	-	-	-	43.5%	42.8%	1.7
OPERATING COST	(32,018)	(18,343)	74.6	(1,663,865)	(1,782,383)	(6.6)
Payroll	(32,018)	(18,343)	74.6	(789,296)	(714,832)	10.4
Private Pension Entity	-	-	-	(150,630)	(84,046)	79.2
Depreciation and Amortization	-	-	-	(287,910)	(644,273)	(55.3)
Fuel Consumption Account - CCC	-	-	-	(251,403)	(261,269)	(3.8)
Energetic Development Account - CDE	-	-	-	(184,626)	(77,963)	136.8
INCOME FROM THE SERVICE	(32,018)	(18,343)	74.6	1,268,078	808,972	56.8
FINANCIAL RESULT	(54,091)	(293,732)	(81.6)	(683,834)	(1,007,337)	(32.1)
Revenue	42,087	13,317	216.0	431,836	521,078	(17.1)
Expenses	(210,831)	(307,049)	(31.3)	(1,109,021)	(1,527,756)	(27.4)
Interest on equity	114,653	-	-	(6,649)	(659)	909.0
EQUITY GAIN (LOSS)	477,060	14,683	3,149.1	-	-	-
OPERATING PROFIT	390,951	(297,392)	(231.5)	584,244	(198,365)	(394.5)
NONOPERATING INCOME	2,621	-	-	(4,415)	43,852	(110.1)
Revenue	5,272	-	-	14,935	53,943	(72.3)
Expenses	(2,651)	-	-	(19,350)	(10,091)	91.8
INCOME (LOSS) BEFORE TAXES AND EXTRAORDINARY ITEM	393,572	(297,392)	(232.3)	579,829	(154,513)	(475.3)
Social Contribution	-	-	-	(59,620)	(21,387)	178.8
Income Tax	-	-	-	(193,114)	(87,622)	120.4
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	393,572	(297,392)	(232.3)	327,095	(263,522)	(224.1)
Extraordinary item net of tax effects	-	-	-	(33,655)	(33,655)	-
INCOME (LOSS) BEFORE NON-CONTROLLING SHAREHOLDERS’INTEREST	393,572	(297,392)	(232.3)	293,440	(297,177)	(198.7)
Non -controlling shareholders interest	-	-	-	(21,170)	(874)	2,322.2
Reversal of interest on equity	(114,653)	-	-	6,649	659	909.0
INCOME (LOSS) FOR THE PERIOD	278,919	(297,392)	(193.8)	278,919	(297,392)	(193.8)

Operating Revenue

The consolidated operating revenue for the fiscal year was R$ 9,548,670 thousands, a 18.2% growth when compared to the amount ascertained for 2003 fiscal year. Most important factors contributing to the variation occurred in the revenue were as follows:

(i) Supply of Electric Energy

The invoiced supply of electrical energy in 2004 totaled R$ 8,868,847 thousands, accounting for a 16.0% increase when compared to the revenue in 2003. This increase is mainly due to the combined effect of average price adjustment and the increase in the amounts of sold energy.

Consolidated	2004	2004	Chg(%)
Supply of Electric Energy – R$ (thousands)	8,868,847	7,648,090	16.0%
Supply of Electric Energy – GWh	35,928	34,471	4.2%
Average Price practiced – R$ thousands/GWh	246.85	221.87	11.3%

The following table shows the annual readjustments occurred in 2004 and 2003 in the group distribution companies:

	Month of Adjustment	2003 (*)	2004
CPFL Paulista	April	19.55%	13.65%
CPFL Piratininga	October	14.68%	14.00%
RGE	April	27.36%	14.37%
(*) These adjustments percentages refer to amounts actually invoiced, and not contemplated in subsequent amendments defined by the National Electric Energy Agency (ANEEL)

The increase in the average price practiced is due by the effect of the 2003 and 2004 tariff adjustments occurred at the subsidiaries of the distribution segment and the average prices practiced by the commercialization segment through the sales made to free clients.

Along the 2004 fiscal year, clients considered as captive served by the group’s distributor companies migrated to join the free market. Part of these clients, in addition to others outside the concession area of the group’s distributor companies were captured by the commercialization segment, through CPFL Brasil. As the related clients continue to be interconnected to the distribution systems of their respective concessionaires of their region, they are also invoiced for the use of the electrical energy network. In this fiscal year, such use of the electrical energy network accounts for invoices of R$ 216,750 thousands (R$ 36,451 thousands in 2003).

The increase in the amounts of electric energy sold is due to the economy recovery reflecting the increase in the consumption to various clients classes, as previously analyzed in “Business Performance”; and to the growth of operations in the group’s commercialization segment.

(ii) Amendment to the 2003 tariff revision to CPFL Piratininga

In October 2003, the National Electric Energy Agency (ANEEL) determined that the tariff review for CPFL Piratininga, a company controlled by CPFL Paulista, would reach 18.08%, on a temporary basis. In order to maintain the principle of tariff modicum and the condition of economic-financial condition of the concession contract, the increase authorized in the tariff was 14.68%. The difference between these percentages has been provisioned since 2003, and its recovery was estimated for the three subsequent annual tariff adjustments. However, in October 2004, the National Electric Energy Agency (ANEEL) changed on a temporary basis the related tariff revision to the percentage of 10.51%. The revenues difference between the new tariff position in 2003, amounted to 14.68%, and the percentage of 10.51%, will be financially offset in the tariff adjustment of October 2005, if these percentages were considered as definitive.

In this way, CPFL Piratininga performed in this fiscal year the due adjustments so as to reflect the new defined percentage, impacting the consolidated result: (i) reversion of the revenue acknowledged in 2003, regarding the difference of 18.08% to the 14.68%, amounting to R$ 13,798 thousands, and (ii) constitution of provision related to the negative difference between the percentage of 14.68% to the percentage of 10.51%, reducing revenues in the amount of R$ 69,744 thousands.

(iii) Provision for losses in the realization of Regulatory Assets

Based on the period established by the National Electric Energy Agency (ANEEL) for recovery of regulatory assets, by means of an extraordinary tariff reformulation at CPFL Paulista and CPFL Piratininga, and through the financial projections conducted by the Companies, a provision was constituted for losses in the realization of these assets amounting to R$ 32,250 thousands on a consolidated basis.

(iv) Low Income Subsidy

Due to the changes in criteria regarding the classification of consumer units in subclass low-incomed residential served by the controlled companies of the distribution segment, and considering that the subsidies granted to consumers must be offset by the tariff charged from the other market consumers, the National Electric Energy Agency (ANEEL) determined the adoption of a new methodology to be applied to ascertain related differences. According to the related methodology, controlled companies of the distribution segment ascertained the amount of R$ 46,785 thousands, not transferred to the tariff of remaining clients. This difference is registered as revenue, to be dully approved by the regulator body, shall be reimbursed by means of economic subsidy granted by Eletrobrás.

(v) Electrical Energy Supply

The revenue resulting from electrical energy supply to other agents of this sector basically comes from the sales of the generation subsidiary SEMESA S.A. to Furnas, as well as the sales of commercialization and distribution companies in the short-term markets of the CCEE – Electricity Commercialization Board. The increase in revenue amounting to R$ 35,067 thousands (12.7%) in 2004 is basically due to the transfer of inflation of supply contracts as well as the increase of the performed operations.

From the total electrical energy supply revenue in 2004, SEMESA S.A, CPFL Geração’s controlled company payed R$ 253,571 thousands to Furnas, 9.1% higher than the amount of R$ 232,571 thousands invoiced in 2003, due basically to the adjustment to the applied tariff. The remaining supply revenues essentially stem from bilateral agreements entered with other agents operating in the electrical energy segment and short-term energy. If the total of the energy traded in The Electricity Commercialization Board (CCEE) and the amount of electric energy sold by SEMESA were excluded, it is possible to expect an increase in the sold energy amount of 244 GWh.

(vi) Other changes

In addition to the aforementioned effects, still there are other accounts with substantial variations, but which have not affected the result of the parent company and that of its controlled companies, due to the existence of counterparts entries of equivalent amounts accounted as expenses in the income statement. The nature of these accounts and the explanation for these variations are the following:

  Free Energy – By Normative Directive #1/2004, the National Electric Energy Agency (ANEEL) ratified the amount related to the transactions of free energy registered for 2001 and 2002 fiscal years, to be transferred to generators so as that a reduction of R$ 26,248 thousand, on a consolidated basis, was acknowledged in the 2003 fiscal year. In June 2004, ANEEL published again the related Directive correcting the amounts of free energy, making controlled companies to acknowledge in 2004 an increase of R$ 57,199 thousands. A similar effect may be found under the account “Energy Purchased for Resale”, excluding tax effects.

  Emergency Charges (ECE/EAEE): Existing variation is owing to the increases in the charges along the fiscal year and related counter entry is registered as Deductions in Operating Expenses.

Deductions From Operating Revenue

Deductions from operating revenue in the fiscal year amounted to R$ 2,812,417 thousands, accounting for an increase of 38.9% when compared to deductions in the 2003 fiscal year. This increase is basically due to (i) the increase in Operating Revenue, as aforementioned, (ii) the amendments to the legislation related to Employees Social Integration Program (PIS) and of Social Insurance Contribution (COFINS), which resulted in change in the calculation base and rise in the tariff rate of Social Insurance Contribution (COFINS) from 3.0% to 7.6% as of February 2004 and, (iii) in accordance with the technical interpretation of the Brazilian Institute of Accountants (IBRACON) # 1/2004, our controlled companies registered in 2004 fiscal year, the credits on operating costs offset in the ascertaining of Employees Social Integration Program (PIS) and Social Insurance Contribution (COFINS), net in the respective expense accounts.

Cost of Electric Energy Service

This cost is represented by the accounts analyzed below:

(i) Electric Energy Purchased for Resale

The costs with the electric energy purchased for resale in 2004, of R$ 3,125,752 thousands, net of deferred tariffs costs effect (CVA), PIS and COFINS credits, as well as Free Energy adjustments.

The acquired energy may be detailed isolating the energy purchased from Itaipú - whose price is linked to the US dollar – from the remaining signed contracts:

Itaipú	Consolidated
	2004	2003	Change
Purchased energy – R$ thousands	947,844	982,589	(3.5%)
Purchased energy – GWh	10,336	10,574	(2.3%)
Average Price – R$ thousands/GWh	91.70	92.93	(1.3%)

Purchased Energy - Others
Purchased energy – R$ thousands	2,303,570	1,968,410	17.0%
Purchased Energy – GWh	31,059	29,883	3.9%
Average Price – R$ thousands/GWh	74.17	65.87	12.6%

Total Energy Purchased
Purchased energy – R$ thousands	3,251,414	2,950,999	10.2%
Purchased energy – GWh	41,395	40,457	2.3%
Average Price – R$ thousands/GWh	78.55	72.94	7.7%

The reduction of 3.5% verified in the costs of energy purchased from Itaipú may be explained by the combined effect of reduction in the amount of acquired energy in the fiscal year and a drop in exchange variation, responsible for updating paid energy prices. The related reduction in exchange variation has also contributed to the increase in expenses of free commercialization environment (CVA) since it stood in lower levels than the tariff defined by ANEEL. In addition to this effect, it is possible to verify that in 2004 the amortization of free commercialization environment (CVA) parcel was constituted in previous periods.

Regarding energy acquired from other concessionaires and permittees, it was found out that the increase of expenses regarding this fiscal year, despite the lower quantity of acquired energy, may be explained by the adjustment of tariffs applied to energy purchases, whose average increase in the fiscal year reflects the transfer in generation costs and a fluctuation of the General Index of Market Prices (IGP-M), in addition to the replacement of energy from initial contracts.

In addition to the above mentioned results, the cost with electric energy in 2004 fiscal year is deducted from the credit of R$ 288,604 thousands, obtained in the ascertained of Employees Social Integration Program (PIS) and Social Insurance Contribution (COFINS), as determined by the fiscal laws.

Furthermore, in January 2004, the National Electric Energy Agency (ANEEL) ratified the amount of Free Energy, registered over 2001 and 2002 fiscal years, to be transferred to generators so that in the 2003 fiscal year, the amount of R$ 25,620 thousands were reduced. In June 2004, ANEEL republished the related directive ratifying the values of Free Energy, leading to the recognition of an increase of R$ 67,536 thousands in 2004 results.

(ii) Charges in the Transmission and Distribution System

Costs arising from charges for the use of transmission and distribution system prior to the deferral of tariff costs in free commercialization environment (CVA) , and the credit of Employees Social Integration Program (PIS) and Social Insurance Contribution (COFINS) were R$ 641,662 thousands for the 2004 fiscal year, registering a 16.6% increase compared to the last fiscal year This increase reflects particularly the adjustment in the applied tariffs.

The variation existing in the deferral of costs in the free commercialization environment (CVA) in 2004 fiscal year (credit of R$ 104.939 thousands for debit in the result of R$ 100,815 thousands) is due particularly to the amortization in the free commercialization environment (CVA) regarding the Basic Network and the System Service (ESS), which had been created in 2003.

Additionally, in the fiscal year the credits of Employees Social Integration Program (PIS) and Social Insurance Contribution (COFINS) were recognized, totaling R$ 63,919 thousands. After these effects, the balance of the Charge for Use of the Electric Energy Network in the year 2004 changed to R$ 678,558 thousands (R$ 445,539 thousands in the same period of the previous fiscal year).

Operating Cost / Expenses

Operating cost and expenses in this fiscal year reached R$ 32,018 thousands for the parent company showing a 74.6% increase compared to the previous fiscal year, while on a consolidated basis totaled R$ 1,663,865 thousands, presenting reduction of 6.6% if compared to the operating and expenses costs accounted in 2003. The main types and explanation for the variations are detailed below:

(i) Expenses with Payroll (P), Material (M), Outsourced Services (S), Other(O)

At the parent company, expenses with Payroll, Material, Outsourced Services and Other, in this fiscal year, reached R$ 32,018 thousands, showing an increase of 74.6% when compared to the previous fiscal year. This increase is associated to expenses related outsourced services related to attorney’s, accountant’s and other expenses related to the process of public offering of shares. Furthermore, there is an increase in expenses related to advertisement and publicity.

On a consolidated basis, these expenses total R$ 789,296 thousands, showing an increase of 10.4% when compared to the 2003 fiscal year. When compared to the period inflation, of 12.4%, measured by the General Index of Market Prices (IGP-M), results from the program for the control of costs and operational synergies existing in several companies of the group.

(ii) Private Pension Entity

The costs related to this account refer to the payments made to employees by the pension fund sponsored by the controlled companies. The recognition of expenses is made based on the calculation prepared by external actuaries, based on salary assumptions, mortality chart, expected inflation and further estimated conditions. In the 2004 fiscal year, these costs totaled R$ 150,630 thousands, on a consolidated basis, showing an increase of 79.2% if compared to 2003 fiscal year.

(iii) Depreciation and Amortization

The amount under this account in 2004 of R$ 287,910 thousands, on a consolidated basis, showed a decrease of 55.3%, if compared to the 2003 fiscal year. This reduction is due basically to the change in the merger premium amortization curve period of the controlled company RGE and the adoption, by controlled company CPFL Paulista, of the Directives issued by the Securities Commission (CVM) # 319/1999 and 349/2001.

The change in the merger premium amortization curve period by the controlled company RGE modified the term for period amortization, going from 10 years for the remaining concession period. In this way, the positive effect obtained in the result of the fiscal year was of R$ 64.552 thousands.

In order to protect the flow of dividends for shareholders, the controlled company CPFL Paulista adopted the procedure issued by the Securities Commission (CVM) # 319/1999 and 349/2001 and constituted a provision for maintenance of the integrity of CPFL Paulista’s and CPFL Piratininga’s Shareholders’ Equity, a counter entry for a provision reducing the goodwill incorporation account. The effect of this operation in the consolidated result is the elimination of the impact of the amortization of the incorporated merger premium which in 2003 was of R$ 289,706 thousands.

(iv) Fuel Consumption Account - CCC

The costs registered in this account refer to the operation costs of thermal power plants, shared among electric energy concessionaires. In the fiscal year, these amounts totaled R$ 251.403 thousands on a consolidated basis, showing a 3.8% decrease, compared to the previous fiscal year. This variation is due to the effect combined of the increase of these contributions occurred in the fiscal year and the effects of deferral and amortization of tariff costs in the free commercialization environment (CVA), so as to make the expense suitable to the amounts estimated in the formation of its tariff.

(v) Energy Development Account (CDE)

The costs registered in this account refer to the contributions implemented by distributor companies of electric energy, with the purpose of funding projects addressed to the development and incentive of alternative sources of energy. In the fiscal year, these amounts totaled R$ 184,626 thousands, on a consolidated basis, with an increase of 136.8%, compared to 2003. This variation is due to the combined effect of the contributions occurred in the fiscal year and to the effects of deferral and amortization of tariff costs in the free commercialization environment (CVA), so as to make the expense suitable to the amounts estimated in the composition of its tariff.

Income From the Service

At the parent company, the income from the service in 2004, negative by R$ 32,018 thousands presented a negative evolution of 74.55%, compared to the results obtained in 2003. This increase is due to expenses with outsourced services regarding lawyer’s and attorney’s fees in addition to other expenses related to the process of public offering of shares.

On consolidated basis, the income from the service in 2004 was of R$ 1,268,078 thousands, showing and a 56.8% increase if compared to the result of the previous fiscal year. Major factors which contributed to this increase were: (i) sales growth due to consumption increase brought by the warming up of the economy and the increase in CPFL Brasil’s operations, (ii) the tariff adjustments occurred, (iii) savings of operating costs and expenses, (iv) the adoption of the provision constitution to recover the Shareholders’Equity by the creation of a provision to reduct the merger premium, eliminating the effect of amortization of the premium incorporated (v) the positive effect of change of the new amortization curve of the premium incorporated in controlled company RGE. The result, however, was affected by adjustments conducted in consequence of a review of 2003 tariff adjustment in the controlled company CPFL Piratininga.

Financial Result

This fiscal year, the financial result of the parent company showed net financial expense of R$ 54,091 thousands, presenting a decrease of 81.6% when compared to 2003

This positive development is due particularly to the combined effect of the increase in financial revenue, reduction in financial expenses and recognition of a revenue related to earnings of interest on equity amounting to R$ 114,653 thousands.

The increase of financial revenue is due basically to the increase in cash and cash equivalents and consequently financial investments made generating a revenue amounting to R$ 37,678 thousands

The reduction on financial expenses (parent company) of 31.3% reflects, basically (i) a reduction of the indebtedness level, (ii) premium amortization of R$ 42,286 thousands originated from the impact on CPFL Paulista’s and CPFL Piratininga’s Shareholders’Equity due to the constitution of a provision to maintain the integrity of theirs Shareholders’Equity, and (iii) the recognition of non-recurring expenses originated from the initial public offering in the total amount of R$ 23,972 thousands.

In consolidated basis, the net financial result showed in this fiscal year, a reduction of 32.1% related to the last fiscal year, totaling net expenses of R$ 683.834 thousands.

The financial revenue, in a consolidated basis in 2004, presented a non favorable result of R$ 82,432 thousands (17.1%) due basically to the reduction in the rate of the Special System for Settlement and Custody (Selic), responsible for the correction of major regulatory assets amounting to R$ 74,831 thousands. These effects were partially offsetted by (i) increase of R$ 61,614 thousands originated from the financial investments, (ii) increase of the moratory increases of R$13.257 thousand and (iii) increase of the monetary recovery in the total amount of R$ 22,745 thousands.

The net financial expenses, on consolidated basis in 2004, totaling R$ 1,109,021 thousands, presented a reduction of 27.4% compared to 2003, due basically to (i) reduction on the debt charges due to the reduction of the rates of the Special System for Settlement and Custody (Selic) and Interbank Deposit Certificate (CDI), indexes responsible for updating most of debts (reduction of R$ 232,852 thousands), (ii) reduction of amortization of premium of acquisition due to the modification of the amortization curve period which started to be made for the remaining concession period (reduction of R$ 67,350 thousands), and (iii) to the credit of Employees Social Integration Program (PIS) and Social Insurance Contribution (COFINS) on financial expenses obtained up to August 2004, as permitted by the law, entered in 2004, in the total amount of R$ 44,426 thousands, These effects were partially offsetted by banking expenses, particularly in the parent company, according to what was previously mentioned, due to the operation of public offer of shares registering an increase of R$ 52,059 thousands, as mentioned previously.

Equity Gain (Loss)

The result of equity gain for 2004 amounted to R$ 477,060 thousands, an increase of R$ 462,377 thousands compared to the same period in 2003, basically due to (i) a substantial recovery in the result of controlled company CPFL Paulista, amounting to R$ 363,830 thousands, due mainly to the positive effect in expenses with amortization of Premium of its investments obtained with the modification of the amortization curve period, in addition to the application of instructions issued by the Securities Commission (CVM) # 319/1999 and 349/2001, which cancelled the effect of amortization of the premium incorporated in the controlled company CPFL Paulista, (ii) by the positive result of the controlled company CPFL Geração, due particularly to the reduction found in its financial results, joined with good results from its controlled companies CPFL Centrais Elétricas and Semesa, and (iii) by the positive result of controlled company CPFL Brasil, due to the operational growth in the sales of electric energy to free clients and other concessionaires and permittees.

The table below shows the variation of equity gains of CPFL Energia’s controlled companies:

Controlled companies	2004	2003	Variation
CPFL Paulista	306,695	(38,715)	345,410
CPFL Geração	68,649	2,656	65,992
CPFL Brasil	101,716	50,742	50,974
Total	477,060	14,683	462,377

Nonoperating Income

The main variation occurred between fiscal years is due to the disposal of corporate interest in BAESA’s and ENERCAN’s projects of generation which had a positive result in 2003 of respectively R$ 14,815 thousands and R$ 24,722 thousands,

Social Contribution and Income Tax

In 2004, expenses of Social Contribution and Income Tax amounted to R$ 252,734 thousands on a consolidated basis, show an increase of 131.6% when compared to the last fiscal year. The main reason for this effect is due to the profit situation in controlled companies, generating a positive calculation basis with profit taxable in the fiscal year.

Income (Loss) For the Period

The net profit ascertained in 2004 fiscal year amounts to R$ 278,919 thousands, presenting a recovery of R$ 576,311 thousands if compared to the net loss registered in the same period of the previous year, accounted for a substantial recovery in the results of the controlled companies. The obtained results are mainly due to the effects of the income from the service and the reduction of the financial expenses, net from fiscal effects.

Cash Generation Capacity

The operating generation of cash measured according to Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) in 2004, totalled R$ 1,681,033 thousands, presented an increase of 9.1% when compared to the fiscal year of 2003.

The main factors which contributed to this increase were the operating revenue raise of the controlled subsidiaries due to (i) the sales growth in consolidated basis, (ii) to the annual tariff adjustments occurred, and (iii) to the increase of operations in its commercialization segment. Furthermore, the containment of costs and manageable operational expenses, due to the good result obtained with the program for the control of costs and operational synergies implemented at several companies of the group kept expenses at a low level below the inflation measured in the same period.

The EBITDA was calculated based on the net profit of the fiscal year, excluded the effects of financial results, Income Tax, Social Contribution, depreciation, amortization and expenses related to the Private Pension Plan Entity (including the effect of the extraordinary item, net of taxes effects). Furthermore, nonrecurring operations were excluded, which operations are related to the disposal of corporate interest occurred in 2003.

The EBITDA is a practical method to measure operational performance and can be defined and calculated in accordance with several manners.

12. INDEBTEDNESS

CPFL Energia has actively worked to adequately align its financial debt to the company’s reality, aiming at indebtedness profile improvement through average cost reduction, longer maturities, and use of convenient indexes for the debt and mitigation of foreign exchange risks.

In 2004, the Company took several initiatives to reach these objectives, mainly through the access to distinct financial tools in local and international markets.

In the holding level, CPFL Energia got hold of a US$ 40 million funding from IFC - International Finance Corporation - a financial extension of the World Bank, with foreign exchange risk hedged through a swap at a cost of 105.3% of CDI (interbank deposit rate).

CPFL Piratininga also took R$ 200 million through the constitution of a Credit Receivables Fund - FIDC, at a cost of 115% of CDI and 3-years maturity. The latter stood as the first in the electricity sector and as the first deal without the performance insurance and, at the same time, with low risk rating.

CPFL Paulista acquired R$ 250 million through the issuance of two series of debentures, the first one CDI indexed in the amount of R$ 120 million and the second one IGP-M indexed totaling R$ 130 million, both with 5-years maturity. Besides the competitive conditions, through the issuance of these debentures, CPFL Paulista once again allowed the access to financing in the brazilian capital market with maturity deadlines of more than 3 years.

As for generation projects, the main highlights are: the conclusion of the financing structure due for BAESA – Energética Barra Grande S.A. - through a financing contract with BNDES for R$ 300 million, besides the new debenture issuance in the amount of R$180 million and for Enercan – Campos Novos Energia S.A. - which obtained a loan from the IDB in the amount of US$ 75 million. It is worth mentioning that these amounts represent the total contractual value for the generation projects, which reflect on CPFL Energia proportionally to its respective participation on the same.

This new funding, combined with the payment of debentures issued by CPFL Energia in the amount of R$ 787 million and other amortization payments in the period, reduced the consolidated financial debt in 2004 by 8.9%, as shown below.

Financial Debt R$ thousand	2004	2004	Chg(%)
Local Currency	2,264,665	1,817,586	24.6
Foreign Currency	783,997	1,189,222	(34.1)
Debentures	1,996,697	2,532,563	(21.2)
Total	5,045,359	5,539,371	(8.9)

Additionally, moving forward with the financial restructuring, in December BNDES approved CPFL Paulista and CPFL Piratininga in the FINEM – Electric System Expansion and Modernization Program, granting R$ 241 million and R$ 89 million credits, respectively, both TJLP indexed and 6-years maturity. The disbursement of resources is expected for the first half of 2005.

12. CLIENT SUPPORT

To better serve their clients, CPFL Energia’s distributors keep a sustainable structure held by: Call Centers, working 24 hours a day, seven days a week; Services Centers; and their websites.

In 2004, at CPFL Paulista and CPFL Piratininga, were attended 12,842,390 calls, 9% above 2003, basically, as consequence of Insolvency and Retaining Losses Programs. From the total calls, 70.4% were served through Call Centers, 19.4% were responded via website, and 10% by 53 Services Center located in municipalities within the concession areas.

The highlight was the impressive participation registered of e-calls through website, which enables more comfortable and faster tool to the clients, and cost reduction to the distributor companies.

Specifically for the High-Tension related clients, CPFL Paulista and CPFL Piratininga have an exclusive Support, with an exclusive Contact Center, supported by a high skill squad, as well an Account Managers’ team all over the concession area. In 2004, were served 133,322 calls from High-Tension clients.

13. QUALITY IN ELECTRIC ENERGY SUPPLY

As a result of the efficiency in the operational management and investment made, CPFL Paulista and CPFL Piratininga maintained their quality indicators regarding the quality of the electric energy supply to their clients in levels of excellence. This reflects actions of inspection and preventive maintenance of the networks and lines of distribution, the operational flexibility of the electric energy system and the logistic organization of the services to cope with emergencies. At RGE investments made and the initiatives developed in 2004 already allowed an improvement of the indicators of quality in the energy supply.

CPFL Paulista has maintained its leadership in the national electric sector in terms of quality supply acknowledged as the best distributor in 2004, by magazine Eletricidade Moderna, as the best energy distributor company in Brazil.

14. CLIENT SATISFACTION

In 2004, CPFL Paulista won the IASC Prize – the National Electric Energy Agency (ANEEL) Index of Client Satisfaction – for having reached the best evaluation of clients from the Southern Region of Brazil, among distributor companies with more than 400 thousand clients. The result obtained in the satisfaction research with clients of the Brazilian electrical energy distributor companies. In this same evaluation, CPFL Piratininga and RGE have also ranked as the three best companies, respectively, in the Southeastern and Southern Regions of Brazil.

15. ENERGY EFFICIENCY PROGRAM, RESEARCH AND DEVELOPMENT

CPFL Paulista’s and CPFL Piratininga’s Energy Efficiency Programs, Research and Development result from the provision in the concession contract setting forth that electrical energy distributor companies must design 1% of their net operating revenue for projects of this nature.

In the area of energy efficiency, CPFL Paulista and CPFL Piratininga developed, respectively, 164 and 110 projects with the primary purpose of promoting the efficient use of electrical energy, with emphasis to the following programs: Energy Effectiveness in Public Lighting and in Public Squares, Energy Diagnoses and Industrial and Commercial Implementation, Energy Diagnoses and Implementations in Public Services of Water and Sanitation, Police Precinct and Hospitals, Educational Programs for Energetic Efficiency and the Environment: CPFL in Schooled and Course of Management of Industrial Energy.

The purposes of CPFL Paulista’s and CPFL Piratininga’s Programs for Research and Development (P&D) comply with six aspects: Maintenance of the company’s technology status quo, Increase in Revenue, Making Assets more Profitable, Reduction of Operational Cost and Minimization of Risks.

The projects use state-of-the-art scientific tools and their primary purpose is to implement Technology Research resulting in products internally applicable and available for sale of products and services.

16. HUMAN RESOURCES MANAGEMENT

CPFL Energia’s policy of Human Resources is based on the principles of ethic and transparency, productivity, personal and professional achievement, social responsibility and equal opportunities.

In 2004, the main purpose of the Human Resources management was to promote, develop and retain professionals with proper levels of competence and performance, improving even further the organizational atmosphere, because CPFL Energia strongly believes that there is a direct connection between the atmosphere and the business result.

Professional pride and employees satisfaction regarding the practices of management of persons were assessed by means of a comprehensive research on the Organizational Atmosphere conducted in partnership with HayGroup Consulting. Showing the adhesion of 97% of employees and managers, the result attained general index of favorability of 76%, the highest observed since 1999. The company jumped 13 percentage points in relation to its last research and started to be part of a selected group of companies which have the best results of the Hay market. In other words, CPFL Energia became a benchmark of organizational atmosphere (these data are not included in the results of controlled company RGE).

Another fact, which shows employees satisfaction and pride, is what led CPFL Energia, for the 3rd year in a row to be among the Best Companies to Work in Guia Exame, organized by magazines Exame and Você SA, following evaluation criteria defined by Great Place to Work®Institute. The emphasis was on the jump in dimensions of “Balance between Work and Personal Life, Impartiality, Respect and Companyonship”.

The complexity and dynamics of process of management, distribution, trading and generation of electrical energy demand more and more a high level of technical and management qualification in the permanent search for excellence and business growth.

With this focus in mind, CPFL Energia invested heavily in programs for the qualification and development of its professionals by means of technical courses, seminars, workshops, and specialization activities, which provided nearly 100 Hz of training per employees with a substantial increase in relation to 2003, maintaining the same levels of investment.

With personnel turnover at 6.96%, the company has maintained the balance between retention and hiring of new professionals. The staff was maintained stable throughout the year, closing fiscal year with 5,517 employees, in comparison to 5,393 employees in 2003.

In 2004 then Human Resources Census was conducted through intranet for all current employees, third parties, interns, and apprentices with the purpose of updating already existing data such as personal information, professional information and information on their dependents – which allowed to bring up to date the profile of people who work at CPFL Energies under the point of view of diversity. After the Census was implemented, an action plan was drafted to improve the practice of managing people, particularly, with a view to valuing diversity. This policy of inclusion and respect to differences materialized immediately effective actions in the process of recruiting and selection. In 2004, 436 new employees joined the CPFL Energia group, in that more than 60% of hiring resulted from actions to value diversity in the segments of gender, race or color, age bracket and individuals bearing disabilities.

CPFL Energia’s employees have the following profile:

  Average age: 36 years old
  Average period within the company 10.4 years

The CPFL Energia’s subsidiaries productivity measured by an index of clients per employees of own staff was 1,090 at CPFL Paulista, 1,162 at CPFL Piratininga and 762 at RGE. The sold energy per employee reached the index of 7.5 MW/employee

17. SUSTAINABILITY MANAGEMENT AND CORPORATE RESPONSIBILITY

CPFL Energia encourages its employees to become aware that each one of them is responsible for business development and sustainability. In this way, it engages to make employees to always consider the economics, socials and environmental impacts of all its activities on their public relationships.

By considering that the path to improvement in the management area starts in the conception of the business planning, for the last 5 years the company assumed that the issues related to the corporate sustainability and responsibility integrates its planning and management systems.

According to this fundament, the alignment of CPFL Energia with the commitment to the excellence criteria is ensured by the Integrated Management System (SGI), from the Quality Management, Corporative Responsibility Management, Environmental Management and Health Management, Occupational Safety and Life Quality.

  The Quality Management Program aims at guaranteeing that technical administrative procedures as well as the organizational structure meet the questions established on ISO 9001 and 14001, OHSAS 18001 and SA 8000 norms and be also applied to the undertakingts in which CPFL Energia controls.

  The CPFL Program of Sustainability Management and Corporate Responsibility, whose objectives is to act in the management of business impacts and organize the actions of CPFL Energia companies, in its commitment to contribute to Brazil’s sustained development in economic, social and environmental aspects.

  With the Environmental Management Program, the company is concerned with performing its activities with total respect for the environment, in compliance with the legislation, minimizing and mitigating impacts caused to the environment.

  The Management of Occupational Safety and Health and Life Quality, based on the continuous search for the wellbeing of collaborators by means of healthy and safe workplace environments, in accordance with the effective law providing on occupational safety and health.

In addition to these programs, in 2004, the holding CPFL Energia has published its Annual Report for the Fiscal year 2003, for the second sequential time, according to the guidelines provided by the Global Reporting Initiative (GRI), which emphasize as equally important economic, environmental, and social dimension of business and have become a paradigm for the sustainability business worldwide.

Responsibility in practice

Among the actions conducted in 2004, with the purpose of incorporating the issues related to Sustainability and Corporate Responsibility in the companies everyday activities and in the near communities, the following stand out:

  Implantation of the Program for Valuing the Diversity: The company understands that this valuation must become a principle or an organizational value. There is much to be done pragmatically to overcome the barriers, which hinder the access of professionals from different social segments to the companies. But the program indicates CPFL Energias’ commitment in effectively occupies this principles on the its hirements, like what happened along 2004, mostly for the Call Center’s activities – a behavior which is always present in its human resources, since then.

  CPFL Launching Program for the Encouragement of Citizen Volunteer Actions: This program was created to encourage voluntary action integrating all initiatives of collaborators so as to create the highest value possible to society. It represents a position of CPFL because of the importance of the voluntary contribution, for the construction of a fairer and more equalitarian society.

  Global Compact’s adhesion: In 2004, CPFL Energia had adhered to Global Compact and was the movement center, realized in Campinas (SP) region, for the seek of companies adhesions to the Millennium Goals. Global Compact is an United Nations Organization (ONU) – iniative to obtain commitments from all over the world companies with principles related to humans rights, to the occupational quality improvements and to environmental preservation. The Milenium Goals were also established by ONU, are alignated to these principles and are composed by eight development objectives, to be reached until 2015. The goals were authenticated by 189 member countries, and involve development programs that aim from extremely poverty and hungry combat to fundamental education universalization and formation of world partnership for the development, among others.

  Meeting Suppliers Accomplishment: has the objective of subjects discussions, processes, instruments and actions related to Sustainability and Corporate Responsibility.

  The new Cultural Program Launching: as an example of the previous year, the Cultural Space CPFL offered, in 2004, innovator cultural development program, open to the community and to the collaborators. With the subject “Contemporaneous Society: Life, Dangers and Opportunities”, the program presented, among March and December, several modulus in several knowledge areas – science, literature, sociology, urbanism, economics and arts – to promote reflection on the actual world. Realized with Lei Rounet’s support, it had scientists and intellectuals with big understanding participation, whose conferences and lectures transmitted knowledge’s for the people to better understand the 21 th. Century. The modulus was watched by 65,000 people, at all.

  Code of Ethics and Business Conduct: Review: after a review realized in 2004, the new code disclosure is foreseen to the first semester of 2005, together with the employees sensibilization program to the importance of ethic subjects and of business development.

  Project Learn: Its purpose is to receive, by means of covenants entered with not for profit philanthropic societies around 100 adolescents whose ages vary from 16 to 18 years incomplete, coming from lower-income families and direct their first steps toward the working in a business environment. These adolescents, chosen according to certain criteria which value diversity develop during 6 hours activities with CPFL Energia administrative clerks. On a daily basis during other two hours, they participate in actions which allow the development of citizenship and employability. These actions are grouped in four large modules: Education for Work, Culture, Health, Sports.

Environmental Management

By means of a consistent Environmental Policy, CPFL Energia considers environmental issues since the Project phase up to the construction and operation of their undertakings. For this reason, the studies developed for the environmental licensing guide the actions of their companies and serve as an instrument for planning, provided with a preventive nature regarding its activities.

The System of Environmental Management implemented at CPFL Energia companies follows the precepts of Regulation ISO 14001. CPFL Energia established a system for the identification, evaluation, update and application of the requisites set forth under the environmental laws, as well as the remaining regulations applicable to the Environmental Management System. The entire electric energy production and distribution process is submitted to Internal and External Audits, which check if the activities developed by the companies comply with Regulation ISO 14001 and remaining precepts applicable to the theme.

As a result of these audits, it is possible to mention the Environmental Certifications of CPFL Paulista and CPFL Piratininga for the process “Living with the Electrical Energy Urban Distribution Network and the Environment”, and CPFL Geração for the process “Hydraulic Generation of Electrical Energy”. The environmental management of the activities developed by CPFL take into accounts budgets and realistic perspectives aiming at ensuring sustainable financial, social and environmental results.

Considering the environmental performance it is worth mentioning the Program for the Disposal and Treatment of Waste; the Environmental Education program: Commitment with Future Generations; the Urban Program for Planting Trees; and the Program for Restock of rivers and reservoirs.

At the Serra da Mesa Power Plant, seventeen programs are developed forming the Basic Environmental Project which intends to promote environmental conservation in its area of influence and complyin with the environmental laws and the commitments assumed with environmental agencies.

Projects Developed in the Undertakings of Generation in Construction

The new undertakings in construction have specific areas for the management of environmental issues related to the project implementation.

For this reason, CPFL Geração develops a shared management of Enrivonmental Basic Projects specifics for each undertaking, with the purpose of ensuring that its policy and its environmental commitments be considered in the undertaking. The decisions are takin within the scope of the Environment Committes, integrated by representatives of each partner and by the Environmental Management of each undertaking. In this sense, the implementation of environmental programs shows large importance for the process of environmental licensing and so that the future generation of electrical energy. Only in the phase of implementation of these undertakings, CPFL Geração, together with the remaining participants of the consortium in progress invested up to December 2004, R$ 189.4 million in environmental projects, with emphasis on social programs of physical and biotic environments, as shown below:

  Barra Grande Power Plant: R$ 102.3 millions;
  Campos Novos Power Plant: R$ 65.4 millions;
  CERAN – Energy Complex Rio das Antas: R$ 16.6 millions;
  Foz do Chapecó Power Plant: R$ 5.1 millions.

Special Projects

With the purpose of performing actions which surpass their legal obligations, and also in order to search for business alternatives, CPFL Geração developed in 2004 the following projects:

  Environmental Diagnosis: To supplement the studies for the manipulation of water plants, an Environmental Diagnosis was developed for the Management of the Contributing Basin to the American Power Plant whose purpose was to consolidate information about what happens in the basin and to serve as instrument for the planning of actions to recover the basin of River Atibaia and its own reservatory.

  Carbon Credits: In 2004, a contract was signed for the identification of opportunities for the development of projects in generation of electrical energy, planned to reduce emissions of Greenhouse Effect Gases (GEE) among the International Utility Efficiency Partnerships (IUEP) and CPFL Centrais Elétricas. The studies conducted by virtue of this partnership show that the energy added to the Small Hydroelectric Power Plants (“PCHs”) which were repowered from 2001, as well as those estimated to be repowered, will provide an increase of 130,318 MWh/year. This increase of energy, without environmental impacts will cause the reduction of emissions of 921 thousand tons equivalent of CO2, in the period 2004 to 2007, which will make possible to the CPFL Eletric Centers qualification to the carbon credits obtainment.

18. ACKNOWLEGEMENTS AND PRIZES

The companies of the CPFL Energia Group always benchmark with the best practices of the Integrated Management in their areas of operations. The expressive results obtained may be found in the evaluation of strict processes to which the holding CPFL Energia and its controlled companies have been submitted in order to compete with the several prizes.

Among the most outstanding prizes received by the CPFL Energia group are those of Finalist in the National Quality Prize and in the Best Energy Brazil’s Distributor, by appointment of Magazine Eletricidade Moderna as the Best Electric Energy Distributor Company in Brazil and the Trophy Governor of the State of São Paulo won by CPFL Paulista.

Still in 2004, CPFL Paulista received IASC Prize – ANEEL’s Consumer Satisfaction Index – given by ANEEL as the best southwest region distributor, more than 400,000 clients in companies category. In the same evaluation, the CPFL’s Piratininga Distributors – in the south region – also were positioned among the three best classified companies.

CPFL Paulista for the third year in a row won the Prize of Social Responsibility granted by the Brazilian Association of Electrical Energy Distributor Companies (ABRADEE). In this same evaluation, RGE was considered, by the second time in a row, the Best Distributor of Electrical Energy according to the Client’s evaluation, whereas CPFL Piratininga obtained the prize for Best Economic-Financial Management.

CPFL Energia, as a holding company of companies addressed to the segments of distribution, generation and commercialization of electric energy, received the following prizes:

Who Granted	Prize	Month	Year
Aberje Brazil and São Paulo (Brazilian Association of Business Communication)	Category Relationship with Investors – CPFL Energia’s Annual Report for the Fiscal Year of 2002	Oct.	2004
Aberje, APIMEC (Association of Analysts and Professionals in Capital Market Investments), Institute Ethos of Companies and Social Responsibility, Fides (Foundation Institute for the Business and Social Development) and Ibase (Brazilian Institute of Social and Economic Analysis)	National Emphasis to the Annual Report for the Fiscal Year of 2003	Oct.	2004
Guia Exame (Magazine)	Good Corporate Citizenship	-	2004
Guia Exame (Magazine)	The 100 Best Companies For You to Work	-	2004
Guia Exame (Magazine)	The 150 Best Companies For You to Work	Sep.	2004
Isto É Dinheiro (Magazine)	The Best Company in Brazil in the segment of electric energy and gass	Oct.	2004
FIESP Estadual	Rational Conservation and Use of Energy	Nov.	2004
B2B (Magazine)	Quality Standard in B2B in the category of public services – private concessionaries privadas	Nov.	2004
FPNQ – Foundation for the National Prize of Quality	Finalist of the National Quality Prize 2004	Nov.	2004
ABQV – Brazilian Association of Life Quality	IX Quality Life National Prize – “More Life Quality in your Life and more Respect for You"	Dec.	2004
IPEG – Brazilian Institute of Excellence in Management	Trophy Governor of the State	Jan.	2005

19. COMPLIANCE WITH GUIDELINES ISSUED BY THE SECURITIES COMMISSION (CVM) # 381/2003

Information regarding the provision of other services which are not external audit by an independent auditor.

Deloitte Touche Tohmatsu Auditores Independentes was hired by CPFL Energia in 2004 to provide external auditing services related to the examination of the Company’s financial statements. This audit company has not provided services not related to external audit whose fees were higher than 5% of total fees regarding these services in the 2004 fiscal year.

In order to prevent conflict of interests, loss of independence or objectivity of its independent auditors, CPFL Energia is based on the Code of Ethics and Business Conduct signed by the CPFL Group, according to which it develops its business management instruments.

20. CORPORATE INFORMATION

  Corporate Name: CPFL ENERGIA S.A.
  Type of Company: Publicly held
  Nature of Corporate Interest: National Private
  CNPJ/MF: 02.429.144/0001-93
  Address: On December 31, 2004: Rua Ramos Batista, n° 444, 13° andar - Vila Olímpia - São Paulo – SP
  New Address: Rua Gomes de Carvalho, n° 1510 – 14° andar – Conjunto 2 – Vila Olímpia – São Paulo - SP
  Chief Financial Officer and Head of Investor Relations: José Antonio de Almeida Filippo
  Custody Bank (book entry system): Banco Bradesco S.A.
  Shareholders Services: Department of Shares and Custody of Banco Bradesco S.A. Phone(s): (55 11) 3684-9441/3684-4522
  Independent Auditors: Deloitte Touche Tohmatsu Auditores Independentes

21. ACKNOWLEDGMENT

The CPFL Energia superior performance on every activity segments is a direct result of its stockholders commitment to the country’s development, of its trust on the Board of Directors and the support that they have shown in all decisive moments of the organization.

CPFL Energia thanks the Executive Directors and the Management for the effort and dedication to reach – and many times, exceed – the goals set by the strategic planning, and for the motivation and involvement inspired in their respective teams to seek for these same goals of the Company.

Also, the Employees deserve our appreciation for their continuous commitment to accomplishing and exceeding the Company’s expectations, and for the constant effort to enhance their own skills.

CPFL Energia also thanks the Authorities in the Executive, Legislative and Judiciary Powers, and the Regulatory Agencies for the respect they have always shown regarding the public issues related to the Company’s activities.

CPFL Energia also shows gratitude to the companies, clients and communities, recipients of our electricity distribution services or related to our generation and commercialization activities, for the recognition received.

These recognitions are the incentive source for CPFL Energia, so the Company can move firmly forward with its objective to innovate and improve its activities. This is how CPFL gives back as a retribution for the trust the Brazilian society has placed on the Company’s capacity to manage and provide high-quality services, essential to the development of the Country.

ANNUAL SOCIAL BALANCE

1- Calculation Basis	2004 Amount (in thousands of reais)			2003 Amount (in thousands of Reais)
Net operating revenue (NOR)	6,736,253			6,057,069
Operating revenue (OR)	584,244			(198,365)
Gross Payroll (GP)	159,836			147,302
2 – Internal Social Indicators	Amount (thousands)	% on GP	% on NOR	Amount (thousands)	% on GP	% on NOR
Food	19,436	12%	0%	15,966	11%	0%
Compulsory Social Charges	104,278	65%	2%	96,708	66%	2%
Private Pension	17,237	11%	0%	15,591	11%	0%
Health	13,883	9%	0%	10,997	7%	0%
Occupational Safety and Health	779	0%	0%	846	1%	0%
Education	1,049	1%	0%	837	1%	0%
Culture	0	0%	0%	0	0%	0%
Professional Qualification and Development	4,387	3%	0%	2,735	2%	0%
Day Care or Day Care Assistance	330	0%	0%	240	0%	0%
Profit Sharing and Results	19,016	12%	0%	17,253	12%	0%
Others	1,660	1%	0%	1,246	1%	0%
Total – Internal Social Indicators	182,054	114%	3%	162,420	110%	3%
3 – External Social Indicators	Amount (thousands)	% on OR	% on NOR	Amount (thousands)	% on OR	% on NOR
Education	1,338	0%	0%	1,500	-1%	0%
Culture	3,626	1%	0%	1,934	-1%	0%
Heath and Sanitation	195	0%	0%	426	0%	0%
Sports	0	0%	0%	0	0%	0%
Combact Against Starvation and Food Safety	0	0%	0%	0	0%	0%
Other	1,149	0%	0%	824	0%	0%
Total Contributions to the Company	6,308	1%	0%	4,684	-2%	0%
Taxes (excluding social charges)	3,063,101	524%	45%	2,339,842	-1180%	39%
Total – External Social Indicators	3,069,410	525%	46%	2,344,526	-1182%	39%
4 – Environmental Indicators	Amount (thousands)	% on OR	%on NOR	Amount (thousands)	% on OR	%on NOR
Investments Related to Production/Operation of the Company	35,997	6%	1%	27,504	-14%	0%
Investments in Program and/or External Projects	694	0%	0%	670	0%	0%
Total of Investments in the Environment	36,671	6%	1%	28,174	-14%	0%
Regarding the establishment of “annual targets” to minimize waste, consumption in general in production/operation and increase efficiency in the use of natural resources	( ) does not have targets ( ) complies with 51 to 75% ( ) complies with 0 to 50% (x) complies with 76 to 100%			( ) does not have targets ( ) complies with 51 to 75% ( ) complies with 0 to 50% (x) complies with 76 to 100%
5 – Staff Indicators
Number of employees at the end of the period	5.517			5.393
Number of hiring during the period	431			237
Number of outsourced employees	4,370			3,970
Number of interns	136			80
Number of employees older than 45 years old	1.089			848
Number of women working at the company	920			700
% of positions held by women	11.84%			7.14%
Number of black people working at the company	410			Not available
% of head positions held by black people	0.00%			Not available
Number disabled person(s) or persons with special needs	95			280
6 – Information important in terms of the exercise of business citizenship	2004			2005 Targets
Relationship between the highest and the lowest compensation paid by the company	94.46			94.46
Total Number of occupational accidents	67			20
Social and environmental projects developed by the company were defined by:	( ) top management	(x) top management and head of department	( ) all employees	( ) top management	(x) top management and head of department	( ) all employees
Safety and health standards within the workplace were defined by:	( ) top management and head of department	( ) all employees	(x) all + Cipa (Internal Commission for Accident Prevention	( ) top management and head of department	( ) all employees	(x) all + Cipa
Regarding union freedom, to the right to collective bargaining and to internal representation of the company’s worker(s):	( ) does not get involved	( ) complies with ILO standards	(x) encourages and complies with ILO	( ) will not get involved	( ) will comply with ILO’s standards	(x) will encourage and follow ILO
Private Social Security contemplates:	( ) top management	( ) top management and head of department	(X) all employees	( ) top management	( ) top management and head of department	(x) all employees
Profit sharing and participation in results contemplates:	( ) top management	( ) top management and head of department	(x) all employees	( ) top management	( ) top management and head of department	(x) all employees
In the election of suppliers, the same ethical standards and of social and environmental responsibility adopted by the company	( ) are not considered	( ) are suggested	(x) are imposed	( ) are not considered	( ) will be suggested	(x) will be demanded
Regarding the participation of employee(s) in voluntary work, the company	( ) is not involved	( ) supports	(x) organizes and encourages	( ) will not be involved	( ) will support	(x) will organize and encourage
Total number of complaints and criticism by consumer(s):	Within the company 646,987	At PROCON (Consumer Protection Agency) 1,937	In Court 488	Within the company 614,638	PROCON (Consumer Protection Agency) 1,841	In Court 283
% of complaints heard or solved	Within the company 100%	At PROCON (Consumer Protection Agency) 100%	In Court 37.29%	Within the company 100%	At PROCON (Consumer Protection Agency) 100%	In Court 37.30%
Amount added to total for distribution (in thousand R$):	In 2004: 4,933,045			In 2003: 3,915,789
	63.89% government 8.99% collaborator(s)			62.94% government 9.90% collaborator(s)
Distribution of added value (DVA):	5.37 shareholders 21.47 third parties 0.28% withheld			0.00% shareholders 34.75% third parties (7.59) % withheld
7 – Further Information
Not applicable

CPFL ENERGIA S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following operational subsidiaries (information about the concession area, energy production capacity and correlated data not examined by the independent auditors):

1.1 – Distribution activities

Direct interests:

Companhia Paulista de Força e Luz

Companhia Paulista de Força e Luz (“CPFL Paulista”) is a publicly quoted corporation, whose principal purpose is the provision of public electric energy distribution and sales services, with a concession period of 30 years, terminating in 2027, which can be extended by an additional equal period. CPFL Paulista's concession area includes 234 municipalities in the State of São Paulo, equivalent to 90,440 km2, covering a very diversified economy, principally based on industry, services and agriculture, serving approximately 3.2 million consumers. CPFL Energia holds 94.94% of CPFL Paulista's total capital.

Indirect interests:

Companhia Piratininga de Força e Luz

Companhia Piratininga de Força e Luz (“CPFL Piratininga”) is a publicly quoted corporation, public electric power service utility, operating principally in the distribution of power to approximately 1.2 million consumers in the Baixada Santista, Sorocaba, Jundiaí, Indaiatuba, Salto and Itu regions. Its concession term terminates in 2028, and may be extended by an additional 30-year period. CPFL Piratininga is currently controlled by CPFL Paulista, which holds 97.41% of its total capital.

For the purpose of rationalizing the activities of Draft I Participações S.A. (“DRAFT I”) and CPFL Piratininga and with the agreement of National Electric Energy Agency (“ANEEL”) by means of Authorization Resolution No. 332, dated September 13, 2004, the shareholders of the companies mentioned approved in a Extraordinary Shareholders' Meeting held on November 30, 2004, the merger of DRAFT I by the subsidiary CPFL Piratininga, with the transfer of stock control to CPFL Paulista, thus enabling an equity and administrative restructuring, together with the alignment of the shareholders' interests. This transaction did not produce any effect on CPFL Energia, since DRAFT I is a mere intermediate holding company between CPFL Paulista and CPFL Piratininga.

Rio Grande Energia S.A.

Rio Grande Energia S.A. (“RGE”) is a publicly quoted corporation, public electric power service utility, operating principally in the distribution of electric energy to around 1.1 million consumers in the northern and northeastern regions of the State of Rio Grande do Sul. Its concession term is 30 years up to 2027, which may be extended for an equal additional period. The subsidiary CPFL Paulista holds 67.07% of RGE's total capital.

1.2 – Generation activities

Direct interests:

CPFL Geração de Energia S.A.

CPFL Geração de Energia S.A. (“CPFL Geração”) is a publicly quoted corporation, incorporated on July 19, 2000, having merged, on September 29, 2000, the hived off portion of CPFL Paulista related with the electric power generating assets. As from January 1, 2003, it began operating as a holding company of the interests in energy generating ventures, after increasing the capital of CPFL Centrais Elétricas S.A. with the assets represented by the power generating plants. CPFL Energia holds 97.01% of CPFL Geração's total capital.

In an Extraordinary Shareholders' Meeting held on April 30, 2004, and with the agreement of ANEEL, through Resolution No. 114, dated March 22, 2004, the controlling shareholders approved the full merger of Barra Grande Energia S.A (“BEGESA”) by its parent company CPFL Geração. The 25.01% interest that BEGESA held in BAESA - Energética Barra Grande S.A. (“BAESA”) was transferred to CPFL Geração, without any change in the number of shares.

Indirect interests:

CPFL Centrais Elétricas S.A.

CPFL Centrais Elétricas S.A. (“CPFL Centrais Elétricas”) is a private corporation, incorporated on October 6, 1999, which after receiving the contribution of assets by CPFL Geração, began to operate, as from January 1, 2003, as a public electric power generating services utility, with a concession up to 2027, which can be extended by an additional period of 30 years. The subsidiary CPFL Geração holds 100% of the total capital of CPFL Centrais Elétricas

CPFL Centrais Elétricas owns 19 small hydropower plants and one thermopower plant, all located in the State of São Paulo, with a total installed power capacity of 155 MW.

SEMESA S.A.

SEMESA S.A. (“SEMESA”) is a private corporation with the corporate purpose of participating in the Serra da Mesa Hydropower Plant, located on the River Tocantins, State of Goiás, with an installed capacity of 1,275 MW. The concession and operation of the Serra da Mesa Hydropower Plant belong to Furnas Centrais Elétricas S.A. (“FURNAS”). SEMESA owns part of the assets that were leased to FURNAS by means of a contract with a term of 30 years as from 1998, which assured the Company a 51.54% share of the Assured Energy of 671 MW average (346 MW average). In addition, SEMESA holds the concession, together with the corresponding assets tied to the Ponte do Silva Hydropower Plant, located on the River São Luiz, state of Minas Gerais, granted in October 1989 for a 30-year period. CPFL Geração holds 100% of SEMESA's total capital.

Companies in development

The subsidiary CPFL Geração holds interests in new generating ventures that should be completed by 2008, increasing its installed capacity, proportionally to its participation, to 1,990 MW, consolidating as one of the largest private generators in the country. These projects are:

CERAN – Companhia Energética Rio das Antas

Companhia Energética Rio das Antas (“CERAN”) (joint subsidiary) is a private corporation whose purpose is to install and operate the Monte Claro, Castro Alves and 14 de Julho Hydropower Plants, with a planned installed capacity of 360 MW, according to Concession Contract No. 008, signed on March 15, 2001. The Monte Claro Hydropower Plant began operating in December of 2004, and the construction schedule of the two other plants envisages the start of operations in the first half of 2007 in the case of Castro Alves Hydropower Plant and the second half of 2007 in the case of the 14 de Julho Hydropower Plant. CPFL Geração holds 65.00% of the total capital of CERAN.

Campos Novos Energia S.A.

Campos Novos Energia S.A. ("ENERCAN") (joint subsidiary) is a private corporation whose object is to construct, operate and exploit the Campos Novos Hydropower Plant, with an installed capacity of 880 MW, located on the River Canoas, between the municipalities of Campos Novos and Celso Ramos in the State of Santa Catarina. The concession was granted by ANEEL through contract No. 043, dated May 29, 2000. The start of operation is planned for January of 2006. CPFL Geração holds 48.72% of ENERCAN’s total capital.

BAESA – Energética Barra Grande S.A.

The purpose of BAESA – Energética Barra Grande S.A. (“BAESA”) (joint subsidiary) is to construct, operate and exploit the Barra Grande Hydropower Plant, with an installed capacity of 690 MW, located on the River Pelotas, between the municipalities of Anita Garibaldi and Esmeralda, on the border between the States of Santa Catarina and Rio Grande do Sul respectively. The concession was granted by ANEEL through contract No. 031, dated May 14, 2001. The start of operations is planned for October 2005. The subsidiary CPFL Geração holds 25.01% of BAESA’s capital.

Fóz do Chapecó Energia S.A.

Foz do Chapecó Energia S.A. (“Foz do Chapecó”) (joint subsidiary) is a private corporation whose purpose is to participate in the Consórcio Energético Foz do Chapecó joint venture, the purpose of which is to construct, operate and exploit the Foz do ChapecóHydropower Plant, whose installed capacity will be 855 MW, located on the River Uruguai, between the municipalities of Águas do Chapecó and Alpestre, on the border of the States of Santa Catarina and Rio Grande do Sul respectively. The concession was granted by ANEEL through contract No. 128, dated November 7, 2001. The Installation License was obtained on September 21, 2004 and the construction work is planned to begin in 2005, with commercial startup in 2009. CPFL Geração holds 66.67% of the total capital of Foz do Chapecó, which in turn holds 60.00% of Consórcio Energético Foz do Chapecó.

1.3 – Commercialization activities

Direct interest:

CPFL Comercialização Brasil S.A.

CPFL Comercialização Brasil S.A. (“CPFL Brasil”) is a private corporation, whose total capital was subscribed by the Company on August 13, 2002. The corporate purpose of CPFL Brasil is to sell energy, provide associated services, linked with the sale of energy, strategic, institutional and financial advisory services for purchasers and sellers of electric energy and for other organizations operating in the national and international energy sector. The operational activities of CPFL Brasil began in January of 2003. CPFL Energia holds 100% of CPFL Brasil's total capital.

(2) PRESENTATION OF THE FINANCIAL STATEMENTS

The parent company's and consolidated financial statements are presented in thousands of Brazilian reais and were prepared in accordance with generally accepted accounting principles in Brazil, according to the Accounting Manual of the Public Electric Energy Service, as defined by ANEEL and the standards published by the Brazilian Securities Commission (“CVM”).

In order to improve the information presented to the market, the Cash Flow and Added Value statements of the parent company and consolidated are being presented for the 2004 and 2003 fiscal years respectively, in APPENDICES I and II.

The Cash Flow Statements were prepared according to the criteria established by “FAS 95 – Statement of Cash Flows”, with respect to the presentation format, within the context of registering the Company's financial statements with the SEC – Securities and Exchange Commission in the United States, which occurred during 2004. Therefore, reclassifications were made in the Cash Flow Statement for 2003 since, at the time of publication of 2003 financial statements, the Company had not yet been registered by the SEC. The same procedure was adopted in relation to the Statement of Changes in Financial Position for 2003, as a result of certain reclassifications also made at the time of registration of the Company with the SEC.

According to the provisions of IBRACON Technical Interpretation No. 1, dated June 22, 2004, the subsidiaries recorded, for the 2004 fiscal year, the credits on operating costs and expenses offset in the PIS and COFINS calculations, net of the respective cost and expense accounts.

Summary of the Principal Accounting Practices

a)	Cash and cash equivalents: Include short-term financial investments, which are stated at cost, plus the yield earned to the balance sheet dates.

b)

Consumers, Concessionaires and Licensees: Include the supply of electric energy to final consumers, billed and unbilled, recorded on the accrual basis, amounts billed and to be billed to other concessionaires for the supply of electric energy, as determined from information provided by the Energy Trading Chamber– CCEE (former Wholesale Energy Market - MAE), and balances related with regulatory assets of different kinds.

c)

Allowance for Doubtful Accounts: Constituted based on the amounts receivable from clients in the residential class past due by more than 90 days, commercial past due by more than 180 days, and for the balances of customers in the remaining classes past due by more than 360 days, including public sector entities, as defined in the Accounting Manual of the Public Electric Energy Service. It also takes into account an individual analysis of the balances of the larger customers, including refinancing of consumers’ debts, in such a way as to obtain an adequate judgment of the credits considered to be difficult to realize, based on management's experience in relation to effective losses.

d)	Inventories: The materials and supplies, classified under current assets, and those destined for construction, classified in property, plant and equipment, are recorded at the average purchase cost.

e)

Investments: Include interests in subsidiaries valued using the equity method. The other investments are recorded at acquisition cost, net of the provisions to reduce them to market value, where applicable.

Also include the goodwill recorded on the acquisition of subsidiaries, resulting from the difference between the acquisition price paid and the book equity value of the company acquired, in accordance with CVM Instruction No. 247, dated March 27, 1996, and amortized in proportion to the projected net income for the remaining period of the concession contract of each investee, according to the requirements of ANEEL.

Interest on equity receivable is classified under financial income for tax purposes and reversed in the income statements in the form of dividends receivable.

f)

Property, plant and equipment: Recorded at purchase or construction cost, restated to December 31, 1995, net of depreciation calculated according to the straight-line method, at annual rates varying between 2% and 20%, according to the nature of the asset. In accordance with the Accounting Manual of the Public Electric Energy Service, the following procedures were adopted:

The interest and other financial charges and inflationary effects related with financing obtained from third parties, invested in fixed assets in progress, are capitalized by the subsidiaries.

This same procedure was adopted for the interest computed on equity that financed the fixed assets, which were capitalized by the subsidiaries up to March of 2000 (for RGE, up to December of 1999).

Up to March of 2002, the subsidiaries capitalized administrative expenses under fixed assets in progress by apportioning 10% of the expenses with personnel and outsourced services involved in the fixed assets. The subsidiaries decided to discontinue this practice until technical studies have been obtained that allow these costs to be allocated more adequately.

g)

Deferred charges – The subsidiaries CPFL Paulista and RGE opted to defer the exchange variations incurred during the year 2001, which were amortized over 4 years on a straight-line basis starting in 2001 financial year, based on the due dates of the liabilities that gave rise to the exchange variations, prevailing which occurred first.

h)

Restatement of Rights and Liabilities: The rights and liabilities subject to restatement as a result of the effects of inflation or exchange variations, due to contractual or legal provisions, are restated to the balance sheet dates.

i)

Income Tax and Social Contribution: Calculated according to the legislation in effect on the date of the balance sheets. In accordance with the provisions of CVM Ruling No. 273, dated August 20, 1998, and CVM Instruction No. 371, dated June 27, 2002, the subsidiaries recorded in the financial statements the effects of the tax credits related with income tax and social contribution on tax loss carryforwards and temporary differences, supported by expectations of the future generation of income tax and social contribution payable within a period not exceeding 10 years.

j)

Retirement and Pension Plans: In compliance with the requirements of CVM Ruling No. 371, dated December 13, 2000, the subsidiaries opted to recognize the portion of actuarial liabilities exceeding the assets of the plans as of December 31, 2001 over a period of five years, as from January of 2002.

k)

Reserve for contingencies: The reserve for contingencies are recorded by means of evaluations of the risks involved in legal suits where the likelihood of losing is probable and quantified based on economic fundamentals and legal opinions on the existing cases and other contingency-related facts known on the balance sheet dates.

l)

Derivatives: The Company and its subsidiaries signed derivative contracts for the purpose of managing the risks associated with variations in exchange and interest rates. These derivative contracts are recorded on the accrual basis. The gains and losses recorded or incurred based on these contracts are recognized as adjustments to financial income or expenses.

m)	Income: The revenues and expenses are recognized on the accrual basis.

The revenue from the distribution of electric energy is recognized based on the tariffs regulated by ANEEL at the time when the energy is made available. Unbilled revenues related with the monthly billing cycle are provisioned considering the billing of the previous month. Historically, the difference between the estimated unbilled revenue and the actual consumption, which is recognized in the subsequent month, has not been material.

The revenues of the CPFL group companies are fragmented, and there is no consumer that represents 10% or more of the group's revenues.

n)

Estimates: Preparation of financial statements in accordance with Brazilian Accounting Principles requires the Company and its subsidiaries to use estimates as a basis for recording certain transactions that affect the reported amounts of assets, liabilities, revenues and expenses, and also the disclosure of information on data in the financial statements and accompanying notes. The final results of these transactions and information, with respect to their effective realization in subsequent periods, may differ from these estimates.

o)	Net Income or Loss per Share: Are determined considering the number of shares outstanding on the balance sheet date.

Consolidation Principles

The consolidated financial statements cover the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Geração and CPFL Brasil. As of December 31, 2004, the asset, liability and income balances were fully consolidated.

Prior to consolidation into the Company's financial statements, the financial statements of CPFL Paulista and CPFL Geração are consolidated with those of their subsidiaries, fully (majority-owned subsidiaries) or proportionally (joint subsidiaries), according to the rules defined in CVM Instruction No. 247, dated March 27, 1996.

Observing the conditions described above, the portion related with the non-controlling shareholders is stated separately in Liabilities and income statements for the fiscal year.

In addition, the following consolidation procedures were adopted:

(a)	Elimination of interests in the Shareholders' Equity of subsidiaries;

(b)	Elimination of Equity Gains or Losses;

(c)	Elimination of intercompany Assets and Liabilities between the consolidated companies;

(d)	Elimination of revenues and expenses arising from intercompany transactions;

(e)	Adjustments of accounting criteria on the financial statements of the subsidiaries when diverging from those used by the Company; and

(f)	Separate statement of minority interests in Liabilities and Income Statement for the fiscal year.

The Company's subsidiaries, by line of business, are the following:

Companies	Form of Consolidation	Interest - %

		Direct	Indirect (*)

Energy Distribution
Companhia Paulista de Força e Luz ("CPFL Paulista")	Full	94.94	-
DRAFT I Participações S.A. ("DRAFT I")	Full	-	100.00
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Full	-	97.41
Rio Grande Energia S.A. ("RGE")	Proportional	-	67.07
Energy Generation
CPFL Geração de Energia S.A. ("CPFL Geração")	Full	97.01	-
CPFL Centrais Elétricas S.A. ("CPFL Centrais Elétricas")	Full	-	100.00
SEMESA S.A. ("SEMESA")	Full	-	100.00
Companhia Energética Rio das Antas ("CERAN")	Proportional	-	65.00
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Proportional	-	66.67
Campos Novos Energia S.A. ("ENERCAN")	Proportional	-	48.72
BAESA - Energética Barra Grande S.A. ("BAESA")	Proportional	-	25.01
Energy Commercialization
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Full	100.00	-
(*) Refer to the interests held by direct subsidiaries.

(3) REGULATORY ASSETS AND LIABILITIES

A summary of the regulatory assets and liabilities recorded at the subsidiaries is given in the following table:

	Consolidated

	Short-term		Long-term

	2004	2003	2004	2003

Consumers, Concessionaires and Licensees (note 5)
RTE - Extraordinary Tariff Recovery (a)	258,830	221,631	340,881	539,015
2003 Tariff Revision (b)	2,360	13,798	-	-
Free Energy (a)	101,737	78,603	189,391	189,059

Deferred Costs Variations (note 10)
Parcel "A" (a)	-	24,685	408,757	351,219
CVA and Interministerial Ordinance 116 (c)	440,744	71,815	167,120	555,165
Interministerial Ordinance 361 (c)	23,184	-	4,355	-

Prepaid Expenses
PIS and COFINS - Alteration in legislation (d)	-	-	46,483	-

Other Credits (note 12)
PERCEE (a)	3,627	11,849	-	-
Low Income Consumers' Subsidy - Losses (e)	43,995	3,091	-	-

Suppliers (note 16)
Free Energy (a)	(91,838)	(82,779)	(229,874)	(187,797)

Deferred Gains Variations (note 10)
Parcel "A" (a)	-	(849)	(9,004)	(7,737)
CVA and Interministerial Ordinance 116 (c)	(134,245)	(4,215)	(38,205)	(175,010)
Interministerial Ordinance 361 (c)	(14,291)	-	-	-

Other (Accounts Payable) - (note 23)
2003 Tariff Revision (b)	-	-	(71,113)	-
Low Income Consumers' Subsidy - Gains (e)	(5,175)	-	-	-

Total	628,928	337,629	808,791	1,263,914

a) Rationing:

At the end of 2001, as a result of the Emergency Program for Reduction of Electric Energy Consumption which remained in effect between June 2001 and February of 2002, an agreement was signed between the generators, power distributors and the Federal Government, called the "Overall Agreement for the Electric Energy Sector", which introduced an Extraordinary Tariff Increase of 2.9% on electric power supply tariffs to rural and residential consumers (except those considered to be of "low income consumer") and 7.9% for all other consumers, as a mechanism to reimburse the losses incurred by the electrical sector with the rationing Program.

This increase is being used to compensate the following regulatory assets recorded by the subsidiaries:

•    Extraordinary Tariff Recovery (RTE) – Corresponds the loss of revenue incurred during the rationing period. This asset was determined from a comparison between the sales revenues from energy effectively recorded in the period between June 1, 2001 and February 28, 2002 and projected revenue for this period not considering the occurrence of the Energy Rationing Program. It is monetarily restated using the variation in the SELIC rate, plus a spread of 1% p.a., applied to 90% of the outstanding balance. This asset is amortized by the revenue derived from the extraordinary tariff increase, net of the Energy from Independent Suppliers portion passed on to the generators.

The movements of RTE, since it was homologated up to December 31, 2004, are demonstrated below:

CONSOLIDATED
Loss of Revenue	Number of Homologation Instrument	Amount Homologated (1)	Accumulated Remuneration up to December 31, 2004 (2)	Provision for Losses (3)	Amount Amortized up to December 31, 2004 (3)	Balance to be Amortized as of December 31, 2004 (5) = (1+2-3-4)
RTE	Resolutions Nos. 480/02, 481/02 and 01/04	884,531	440,477	32,250	693,047	599,711

Income projections for the subsidiaries are prepared periodically, considering market growth, expected inflation, interest and regulatory aspects. Based on these studies, the managements of the subsidiaries made a provision in 2004 for losses on the realization of this asset in the amount of R$ 32,250 in the consolidated.

•    Electricity from Independent Suppliers (“Free Energy”) – Corresponds to the energy produced and made available to the consumer market during the rationing period by the independent producers and self-producers of energy. The distribution utilities collect the funds from the consumer through the extraordinary tariff increase and pass them on to the generators, so that an asset and liability were recorded, the latter being net of the effects of PIS and COFINS. These values are restated based on the variation in the SELIC rate, plus a spread of 1% p.a. on 90% of the balance of the liability.

By means of Normative Resolution No. 1, dated January 12, 2004, ANEEL rectified the amount related with the Free Energy transactions recorded in the 2001 and 2002 fiscal years, in such a way that these adjustments are reflected in the financial statements of the subsidiaries CPFL Paulista and CPFL Piratininga for the 2003 financial year (reduction of R$ 26,300 in consolidated). In June of 2004, ANEEL republished the resolution mentioned, rectifying the amounts of Free Energy of CPFL Piratininga. As a result, in the 2004 financial year, the necessary adjustments were made in such a way as to reflect the amounts homologated by ANEEL (increase of R$ 67,536 in consolidated).

ANEEL, through Normative Resolution No. 45, dated March 3, 2004, fixed for the subsidiary CPFL Paulista the percentage of 24.9757% to be applied to the amount collected monthly for the Extraordinary Tariff Recovery, for passing on to the generating companies. The subsidiary CPFL Piratininga applied a percentage for transferring to the generators of 33.8332%, according to the republication of the resolution mentioned in the Official Government Gazette on April 16, 2004.

In the case of the subsidiary RGE, the Free Energy regulatory asset is derived from the assignment, by the distributor, of its Itaipu quota to the rationing program. The amounts are presented by ANEEL through Resolution Nos. 36, 89 and 45, dated respectively January 29, 2003, February 25, 2003 and March 3, 2004.

The movements of the Free Energy balances, from homologation to December 31, 2004, are demonstrated as follows:

CONSOLIDATED
Free Energy	Number of Homologation Instrument	Amount Homologated (1)	Accumulated Remuneration up to December 31, 2004 (2)	Amount Amortized up to December 31, 2004 (3)	Balance to be Amortized as of December 31, 2004 (4) = (1+2-3)
Distributors' asset	Resolutions Nos. 483/02 and 01/04	347,377	100,883	164,215	284,045
Generators' asset	Resolutions Nos. 369/02, 483/02, 036/03 and 89/03	7,956	2,366	3,239	7,083
Transfer of Free Energy	Resolutions Nos. 483/02 and 01/04	330,287	100,883	109,458	321,712

The difference between the amortized amount of the asset and the amount passed on to the generators is due to the requirements of the legal measures in effect obtained by certain companies in the sector, which questioned the amounts homologated by ANEEL. As a result of these injunctions, the subsidiaries CPFL Paulista and CPFL Piratininga are prevented from making the Free Energy transfer.

•    Parcel “A” – Corresponds to the variation in the financial amounts of non-manageable costs representing Parcel "A" of the concession contracts, between January 1 and October 25, 2001. These amounts are restated based on the variation in the SELIC rate.

The movements of the balance of the Parcel "A" from homologation to December 31, 2004 are demonstrated as follows:

CONSOLIDATED
Parcel "A"	Number of Homologation Instrument	Amount Homologated (1)	Accumulated Remuneration up to December 31, 2004 (2)	Amount Amortized up to December 31, 2004 (3)	Balance to be Amortized as of December 31, 2004 (4) = (1+2-3)
	Resolutions Nos. 482/02 and 01/04	263,314	191,565	55,126	399,753

The periods stipulated for realizing the regulatory assets related with RTE and Free Energy at the subsidiaries CPFL Paulista and CPFL Piratininga are 72 and 61 months respectively, as from January 1, 2002, according to ANEEL Normative Resolution No. 001, dated January 12, 2004 (republished on June 1, 2004). After recovering these assets, also through the Extraordinary Tariff Recovery mechanism, the amounts related with Parcel "A" will be realized.

The State VAT (“ICMS”) levied on the Extraordinary Tariff increase corresponding to the revenues to be billed is only payable at the time of issue of the corresponding electricity bill to consumers. In this respect the subsidiaries CPFL Paulista and CPFL Piratininga act merely as transferors of the tax between the consumers and the State Revenue Department, and therefore do not make any anticipated record of this liability.

The movements of the principal regulatory assets and liabilities derived from rationing in the 2003 and 2004 fiscal years are presented in the following table:

	Consolidated

Description	RTE	Free Energy Asset	Free Energy Liability	Parcel "A"

Balances as of December 31, 2002	798,791	324,121	298,016	406,695
Transfer - System Service Charge	-	-	-	(94,366)
Monetary Restatement	178,385	44,608	43,161	85,102
Realization/Payment	(216,530)	(74,767)	(44,980)	(30,113)
Homologation Adjustment Normative Resolution No. 01/2004	-	(26,300)	(25,620)	-

Balances as of December 31, 2003	760,646	267,662	270,577	367,318
Monetary Restatement	112,952	58,800	57,722	57,447
Taxes Levied on Free Energy	-	(10,337)	(9,644)	-
Normative Resolution No. 01/2004	-	67,536	67,536	-
Provision for Losses	(32,250)	-	-	-
Realization/Payment	(241,637)	(92,533)	(64,479)	(25,012)

Balances as of December 31, 2004	599,711	291,128	321,712	399,753

•    PERCEE – The subsidiaries CPFL Paulista and CPFL Piratininga incurred expenses with implementation of the rationing program that are being recovered through the tariff. These expenses, called “PERCEE – Emergency Program to Reduce the Consumption of Electric Energy" are being recorded in Assets under the caption "Other credits" (see note 12).

b) Periodic Tariff Revision and Annual Tariff Increase:

CPFL Paulista

•    Periodic Tariff Revision of 2003

On April 7, 2003, through Resolution No. 166, ANEEL determined that the tariff review of CPFL Paulista would be 19.55%, on a provisional basis. This review was altered on April 8, 2004, through ANEEL Homologation Resolution No. 72, whereby it was established, still on a provisional basis, at 21.10%. It was established that the difference resulting from this alteration would be compensated by means of the first annual tariff increase, becoming effective as from April 8, 2004.

•    Tariff increase of 2004

On April 7, 2004, ANEEL, through Homologation Resolution No. 85, established the annual tariff increase of CPFL Paulista, on a provisional basis, increasing the electric power tariffs by an average percentage of 13.65%, composed of the following: 6.04% due to the annual tariff increase, 6.34% due to the financial tariff components outside the annual increase, especially the CVA of the current year and 50% of the CVA values for the prior period, as established by Interministerial Ordinance No. 116, and 1.27% due to the alteration of the periodic tariff review of 2003.

The final value of the adjustments and review mentioned will be established at the time of defining the value of the Regulatory Reintegration Quota and the Regulatory Remuneration Basis, under the terms of the provisions of ANEEL Resolution No. 493, dated September 3, 2002.

CPFL Piratininga

•    Periodic Tariff Revision of 2003

On October 22, 2003, through Resolution No. 565, ANEEL determined that the tariff increase for the subsidiary CPFL Piratininga would be 18.08%, on a provisional basis. To maintain the principle of tariff moderation and the economic and financial equilibrium condition of the concession contract, the increase authorized in the tariff was 14.68%. The difference between these percentages was being provisioned since 2003, according to instructions of Official Letter No. 267, dated February 16, 2004 -SFF/ANEEL. Recovery was planned for the subsequent three annual tariff increases.

On October 18, 2004, through Homologation Resolution No. 245, ANEEL altered, on a provisional basis, the tariff review mentioned to a percentage of 10.51%. The difference in revenue between the tariff realignment of 2003, which was 14.68%, and the percentage of 10.51%, will be compensated financially in the tariff increase of October 2005. The percentage of 10.51% was applied considering the effects of the provision of Article 1 of ANEEL Resolution No. 336, dated August 16, 2001, related with the Split-up of Bandeirante Energia, the lower tariff realignment index of the two companies, in other words that of Bandeirante, prevailing.

As a result, the subsidiary CPFL Piratininga made the following adjustments to reflect the new percentage defined: (i) reversal of the regulatory asset related to the difference between 18.08% and 14.68%, in the amount of R$13,798, which had been recorded in the accounts in 2003, (ii) the posting of a regulatory liability related with the negative difference between the percentages of 14.68% and 10.51% in the amount of R$ 69,744, which monetarily restated totaled the amount of R$ 71,113 as of December 31, 2004.

•     Tariff increase of 2004

ANEEL, through Homologation Resolution No. 246, dated October 18, 2004, homologated on a provisional basis the increase in electric power supply tariffs by 14.00%, composed of (i) 10.51% due to the annual tariff increase, (ii) 3.29% due to the financial components outside the annual increase, especially the CVA from October 2003 to September 2004 and 50% of the CVA values calculated during the period from October 2002 to September 2003, as established by Interministerial Ordinance No. 116, (iii) 0.14% due to the application of ANEEL Resolution No. 152/2003, which altered the calculation methodology of the Distribution System Usage Tariff (“TUSD”), and (iv) 0.06% due to other financial tariff components outside the annual increase. This increase will be effective for the period from October 23, 2004 to October 22, 2005.

The final value of the increases mentioned will be established at the time of defining the value of the Regulatory Reintegration Quota and Regulatory Remuneration Basis, under the terms of ANEEL Resolution No. 493, dated September 3, 2002.

The movements of the adjustments to income in 2004 corresponding to the Regular Tariff Revision of the subsidiary CPFL Piratininga and increase referring to the change in calculation of the TUSD methodology, established through ANEEL Resolution No. 152, dated April 13, 2003, are as follows:

December 31, 2004

Reversal of regulatory asset recognized up to December 31, 2003	(13,798)
Provision for returns of billing up to October 22, 2004	(69,744)
Regulatory Asset referring to TUSD - Review of 2003	2,716
Amortization of Regulatory Asset referring to TUSD - Review of 2003	(356)

Subtotal	(81,182)
Restatement IGP-M referring to provision for returns	(1,369)

Total of effects	(82,551)

RGE

•    Periodic Tariff Revision of 2003

On April 16, 2003, through Resolution No. 198, ANEEL established that the tariff review for RGE would be 27.36%, on a provisional basis. This revision was altered on April 16, 2004, by means of ANEEL Resolution No. 92, being established finally at 27.96%. It was established that the difference resulting from this alteration should be compensated by the next annual tariff increase coming into effect as from April 19, 2004.

•    Tariff increase of 2004

On April 16, 2004, ANEEL, through Homologation Resolution No. 98, established the annual tariff increase on a definitive basis, increasing the electric power tariffs by an average percentage of 14.37%, composed as follows: 7.88% due to the annual tariff increase, 5.63% due to financial tariff components outside the annual increase, especially the CVA of the current year and 50% of the CVA values for the prior period, as established by Interministerial Ordinance No. 116, and 0.86% due to the alteration of the periodic tariff review of 2003.

c) Deferment of Costs and Tariff Gains (CVA) and Interministerial Ordinances 116 and 361

Refer to the compensation mechanism for the variations occurred in unmanageable costs incurred by the electric power distribution utilities. This variation is calculated from the difference between the expenses effectively incurred and the expenses estimated at the time of composing the tariffs for the annual tariff increases. Unmanageable costs are considered to be the expenses described in note 10. Some of these values are pending homologation by ANEEL.

d) Regulatory Asset resulting from the increase in PIS and COFINS

Refers to the difference between the cost of the PIS and COFINS values calculated by applying the current legislation and those incorporated in the tariff. ANEEL, through Official Letter No. 1631/2004, considers that the transfer to the tariffs of the alterations in the PIS and COFINS legislation is an indisputable right of the concessionaires. These amounts will be submitted for homologation by ANEEL and passed on to the tariffs after regulation by the agency. The amounts were monetarily restated according to the IGP-M and will be incorporated into the tariffs within a period to be defined, after validation by ANEEL.

ANEEL, via Official Letter No. 302, dated February 25, 2005, determined the accounting criterion for this asset, in the "Prepaid Expenses" account, with the balancing item in the "Deductions from operating revenue" account.

The net value calculated up to December 31, 2004 for PIS and COFINS was R$ 46,483 in consolidated.

e) Low Income Consumers’ Subsidy

Law No. 10,438, dated April 26, 2002 and Decree No. 4,336, dated August 15, 2002, established new guidelines and criteria for the classification of consumer units in the low income residential sub-class. According to the legislation, consumer units served by mono-phase circuits with an average monthly consumption over the last 12 months of less than 80kWh, and consumer units with an average monthly consumption over the last 12 months between 80 and 220kWh, provided that certain specific requirements are complied with, such as registration with the Federal Government Social Programs, are classified within this new criterion.

Considering that the subsidies granted to consumers should be compensated within the context of the utility itself, by means of the tariff charged to other consumers served in the market, and that the introduction of this new criterion impacts the tariff levels in effect, in addition to the principle of tariff moderation for the remainder of the market, ANEEL established, through Normative Resolution No. 89, dated October 25, 2004, a new calculation method for this subsidy, which should be applied monthly as from May 2002 to the next tariff review.

The values calculated using this new methodology, after homologation by ANEEL, should observe the following criteria for settlement:

  For months in which losses by the concessionaire are calculated, the amounts should be reimbursed through granting an economic subsidy by Eletrobrás, via the Energy Development Account - CDE.

  In the months when gains by the concessionaire are calculated, the amounts should be reimbursed to the customer through a reduction in the tariff increases.

The result of the calculations, still pending homologation by ANEEL and subject to inspection, generated a net revenue in the 2004 fiscal year of R$ 46,785 in consolidated.

(4) CASH AND CASH EQUIVALENTS
	Parent Company		Consolidated
	2004	2003	2004	2003

Bank balances	41,539	37,188	242,431	181,024
Short-term financial investments	144,846	44,150	575,293	193,588

Total	186,385	81,338	817,724	374,612

The bank balances show significant amounts since they are used for payments at the beginning of the subsequent month.

The short-term financial investments correspond to operations with national financial institutions, the majority of which are remunerated according to the variation of the CDI, under normal market conditions and rates, and are available for use in the operations of the Company and its subsidiaries.

(5) CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated, the balance is principally derived from electricity sales activities, the composition of which as of December 31, 2004 is the following:

	Consolidated

				Total

Consumer Classes	Balances Coming Due	Past due up to 90 days	Past due by more than 90 days	2004	2003

Short-term
Residential	168,031	100,706	17,448	286,185	256,592
Industrial	158,205	58,114	29,151	245,470	207,498
Commercial	65,002	34,875	16,323	116,200	107,730
Rural	18,780	4,462	1,353	24,595	22,398
Public Administration	18,132	11,143	3,786	33,061	32,699
Public Lighting	22,585	17,821	28,841	69,247	63,704
Public Service	15,817	15,491	10,022	41,330	31,432

Billed	466,552	242,612	106,924	816,088	722,053

Unbilled	288,594	-	-	288,594	261,631
2003 Tariff Revision (note 3)	2,360	-	-	2,360	13,798
Operations Carried out in the CCEE	4,576	-	8,187	12,763	84,240
Concessionaires and Licensees	21,592	81	33,313	54,986	62,631
Other	37,129	-	-	37,129	34,173

Subtotal	820,803	242,693	148,424	1,211,920	1,178,526

Extraordinary Tariff Recovery (note 3)	258,830	-	-	258,830	221,631
Free Energy (note 3)	99,574	-	2,163	101,737	78,603

Total	1,179,207	242,693	150,587	1,572,487	1,478,760

Long-term
Operations Carried out in the CCEE	18,084	-	32,633	50,717	-
Extraordinary Tariff Recovery (note 3)	340,881	-	-	340,881	539,015
Free Energy (note 3)	184,471	-	4,920	189,391	189,059
Other	-	-	1,301	1,301	-

Total	543,436	-	38,854	582,290	728,074

a) Operations carried out within the context of the CCEE – The amounts refer to sales on the short-term electricity market between distributors and concessionaires, carried out by the subsidiaries within the context of the CCEE (former MAE), related with the period from September 2000 to December 2004. The transactions were recorded based on information provided by the CCEE and the balance receivable in consolidated as of December 31, 2004, of R$ 63,480 (R$ 84,240 in 2003) is composed as follows:

  Judicial adjustments – Are accounting adjustments made by the CCEE to take into account judicial determinations (injunctions) referring to the accounting processes for the period between September of 2000 and December of 2002. The amounts of judicial adjustments of the subsidiaries totaled a credit balance in the amount of R$ 3,707. The realization of this amount depends on a definition of the legal cases in progress. Since they believe in a favorable outcome in this case, the subsidiaries did not make a provision for losses on this amount.

  Provisional Book-Entry Registration - Accounting adjustment mechanism adopted by the CCEE, which enabled accounting entries and settlements to be made referring to the period from September of 2000 to December of 2002. The CCEE, based on ANEEL Resolution No. 763, dated December 20, 2002, applied an apportionment between Net Credit Agents during the period of the amounts excluded from the judicial adjustments of the Debtor Agents. The subsidiaries, since they are classified as Net Credit Agents, will not be affected by the outcome of the judicial proceedings in progress and, as a result, consider the non-realization risk of these credits to be remote. As of December 31, 2004, these amounts totaled R$ 41,407.

  CCEE – Amounts disclosed by the CCEE, still pending receipt, which are being negotiated bilaterally. They also include estimates prepared by the subsidiaries referring to periods not yet made available by CCEE. As of December 31, 2004, these amounts totaled R$ 18,366. The Company and subsidiaries consider that there are no significant realization risks on these assets.

b) Concessionaires and Licensees – Refer to receivable balances related with various transactions that are being offset by matching accounts with amounts payable.

(6) ALLOWANCE FOR DOUBTFUL ACCOUNTS

At the subsidiaries CPFL Paulista, CPFL Piratininga and RGE, "Allowance for Doubtful Accounts" were made, recorded under current assets, according to the ANEEL regulations and based on an individual analysis of non-performing consumers, including short and long-term portions of the debt, to an amount considered by management to be sufficient to cover losses on amounts receivable.

The movements of the Allowance for Doubtful Accounts during the 2004 fiscal year are as follows:

Consolidated

Balance as of December 31, 2003	(40,581)
Provision made	(91,091)
Recovery of Revenue	22,374
Write-off of Accounts Receivable	58,878

Balance as of December 31, 2004	(50,420)

(7) OTHER RECEIVABLES

The composition of the balance is as follows:

	Consolidated

Short-term	2004	2003

Receivables from CESP	27,434	45,320
Employees	17,470	14,761
Advances - Fundação CESP	7,783	3,773
Indemnities	6,261	-
Other	9,996	11,446

Total	68,944	75,300

Long-term
Receivables from CESP	122,302	147,912
Other	2,957	313

Total	125,259	148,225

Credits receivable CESP: Refer to credits receivable from Companhia Energética de São Paulo – CESP by the subsidiary CPFL Paulista, arising from the balance in the recoverable income account transferred to that company in 1993. The balance is restated according to the variation in the US dollar, plus interest calculated at 50% of the quarterly Libor rate and a spread of 0.40625% p.a., with a final due date in December of 2009.

Employees: Refers to financing granted to employees to purchase shares in the subsidiary CPFL Paulista.

Advances - Fundação CESP: Refer to advances made to the foundation's employee assistance programs and operational maintenance

(8) SECURITIES

Under Current Assets, the balance as of December 31, 2003 corresponds to promissory notes issued by Bandeirante Energia S.A., that were monetary restated by 111.5% of the variation of the CDI, wholly redeemed on March 23, 2004.

(9) RECOVERABLE TAXES

The balance as of December 31, 2004, is composed as follows:

	Parent Company		Consolidated

Short-term	2004	2003	2004	2003

Prepayments of Social Contribution - CSLL	-	-	4,594	20,023
Prepayments of Income Tax - IRPJ	-	-	12,679	63,855
Social Contribution Carryforward	-	-	28,803	24,652
Income Tax Carryforward	17,932	15,185	28,151	43,252
Withholding Income Tax Carryforward	26,573	2,586	60,577	39,445
State VAT (ICMS) on Purchases for Fixed Assets	-	-	23,954	21,703
PIS (Tax on Revenue)	4,112	-	6,412	5,425
COFINS (Tax on Revenue)	8	8	7,143	2,534
Social Security – INSS	-	-	1,584	797
Other	213	-	766	475

Total	48,838	17,779	174,663	222,161

Long-term
PIS (Tax on Revenue)	-	-	1,059	-
COFINS (Tax on Revenue)	-	-	3,996	-
State VAT (ICMS) on Purchases for Fixed Assets	-	-	28,496	24,041

Total	-	-	33,551	24,041

In consolidated, the carryforwards related with long-term PIS and COFINS are derived from constitution of the regulatory liability caused by the periodic tariff revision of 2003, as mentioned in Note 3, item (b).

(10) DEFERRED COSTS AND GAINS VARIATIONS

The composition of the balance of the Compensation Account for the Variation in values of the items in the Parcel “A” – (“CVA”) is as follows:

	Consolidated

	ASSETS				LIABILITIES

	Short-term		Long-term		Short-term		Long-term

	2004	2003	2004	2003	2004	2003	2004	2003

Detailing:
Energy Purchased - Itaipu	120,534	25,051	243,830	354,698	95,250	-	23,696	96,563
System Service Charge	99,365	4,594	40,203	171,719	-	-	-	-
Transport of Energy - Itaipu	6,535	634	4,723	9,948	-	-	-	-
Energy Purchased - Other	37,954	49,385	96,315	79,013	16,492	-	1,100	-
Fuel Consumption Account – CCC	54,864	5,156	108,981	76,019	36,794	4,215	13,409	78,448
Energy Development Account - CDE	53,549	1,727	29,113	68,053	-	-	-	-
Basic Network Charges	91,127	9,884	53,004	143,443	-	-	-	-
Global Reversal Reserve – RGR	-	-	1,729	1,486	-	691	8,612	7,399
Inspection Fee	-	62	661	568	-	-	392	337
Connection Charges	-	7	1,673	1,437	-	158	-	-

Total	463,928	96,500	580,232	906,384	148,536	5,064	47,209	182,747

Summary:
CVA	81,514	43,005	50,146	-	23,797	346	15,029	-
Parcel "A"	-	24,685	408,757	351,219	-	849	9,004	7,737
Interministerial Ordinance 116	359,230	28,810	116,974	555,165	110,448	3,869	23,176	175,010
Interministerial Ordinance 361	23,184	-	4,355	-	14,291	-	-	-

Total	463,928	96,500	580,232	906,384	148,536	5,064	47,209	182,747

The movements of the balances of cost deferment and tariff gains, together with the corresponding restatement according to the SELIC rate, are demonstrated below:

	Consolidated

	ASSETS					LIABILITIES

	Balance on December 31, 2003	Movements			Balance on December 31, 2004	Balance on December 31, 2003	Movements			Balance on December 31, 2004

		Deferment	Amortization	Restatement			Deferment	Amortization	Restatement

Detailing:
Energy Purchased - Itaipu	379,749	(16,172)	(52,559)	53,346	364,364	96,563	(4,536)	6,758	20,161	118,946
System Service Charge	176,313	16,598	(79,321)	25,978	139,568	-	-	-	-	-
Transport of Energy - Itaipu	10,582	3,597	(4,752)	1,831	11,258	-	-	-	-	-
Energy Purchased - Other	128,398	36,467	(45,360)	14,764	134,269	-	17,303	-	289	17,592
Fuel Consumption Account – CCC	81,175	45,287	30,446	6,937	163,845	82,663	(47,414)	7,189	7,765	50,203
Energy Development Account - CDE	69,780	19,696	(28,032)	21,218	82,662	-	-	-	-	-
Basic Network Charges	153,327	35,596	(68,893)	24,101	144,131	-	-	-	-	-
Global Reversal Reserve – RGR	1,486	-	-	243	1,729	8,090	-	(725)	1,247	8,612
Inspection Fee	630	-	(65)	96	661	337	-	-	55	392
Connection Charges	1,444	-	(8)	237	1,673	158	-	(166)	8	-

Total	1,002,884	141,069	(248,544)	148,751	1,044,160	187,811	(34,647)	13,056	29,525	195,745

Law No. 10,438, dated April 26, 2002, together with Interministerial Ordinances No. 296, dated August 15, 2001 and No. 25, dated February 18, 2002, together with ANEEL Resolution No. 90, dated January 14, 2002, constitute a compensation mechanism for variations that occurred in unmanageable costs incurred by the electric power distribution utilities. These costs are principally represented by: (i) tariff for the transfer of power from Itaipu Binacional, (ii) tariff for the electric energy transmission from Itaipu Binacional, (iii) payment as Fuel Consumption Account - CCC – CCC, (iv) connection charges, (v) payment quotas to the CDE – Energy Development Account, (vi) usage tariff for the transmission installations forming the basic network, (vii) financial compensation for the use of water resources, (viii) energy purchased established in the initial contracts, (ix) quota of the Global Reversal Reserve – RGR, (x) inspection charge for the electric power service – TFSEE and (xi) system service charges.

The difference in costs, related with the items listed above, are included in the calculation of the tariff recovery for CPFL Paulista, RGE and CPFL Piratininga. The amounts considered in the CVA are monetarily restated based on the SELIC rate.

10.1 – Parcel “A”:

In the consolidated, as of December 31, 2004, the balance represents the costs and gains incurred from January 1 to October 25, 2001, which were homologated by ANEEL, according to Resolution No. 482, dated August 29, 2002. These amounts will be recovered via the Extraordinary Tariff Recovery mechanism, initiating after the periods stipulated by ANEEL for recovery of the assets related with the loss of revenue during the rationing and free energy period, according to Normative Resolution No. 1, dated January 12, 2004, republished on June 1, 2004.

10.2 – Interministerial Ordinance 116

By means of Interministerial Ordinance No. 116, dated April 4, 2003, recovery of the balance of CVA referring to the twelve-month period prior to the 2003 tariff increase (April for the subsidiaries CPFL Paulista and RGE, and October for the subsidiary CPFL Piratininga) was postponed for twelve months. The balance of the CVA, the compensation of which was postponed under the terms of the administrative rule mentioned, should be compensated in the electric power supply tariffs of the concessionaires within the twenty-four months subsequent to the annual tariff increases in 2004 and 2005.

The insufficiency of funds generated by Interministerial Ordinance No. 116, dated April 4, 2003, was remedied by the financing obtained from the BNDES according to the agreement signed by the subsidiary CPFL Paulista on October 6, 2003, in the amount of R$ 223,764, and according to the agreement signed by the subsidiary CPFL Piratininga on December 23, 2003, in the amount of R$ 86,275 (see note 17).

10.3 – Interministerial Ordinance 361:

By means of Interministerial Ordinance No. 361, dated November 26, 2004, CVA was created, destined to record the variations occurred between the estimated cost applied to the tariffs and the expense effectively incurred with respect to the bilateral agreements and the purchase of electric power not foreseen at the time of defining the tariff.

(11) DEFERRED TAX CREDITS

In the consolidated, the deferred tax credits derived from tax loss carryforward and temporary nondeductible differences, which do not have a limitation period for recovery, are recorded in accordance with the provisions of CVM Ruling No. 273, dated August 20, 1998, and CVM Instruction No. 371, dated June 27, 2002. These credits are recorded under noncurrent assets, considering their realization expectations, determined based on the projected future income of the subsidiaries and the 30% limit for the annual offsetting of taxable income, except for the credits derived from temporary nondeductible differences, which will be fully recovered at the time of realizing the principal.

Part of the balances recorded by CPFL Paulista and the subsidiary CPFL Piratininga are derived from credits related with the tax benefit on the merged goodwill, which will be realized proportionally to the amortization of the merged goodwill that gave rise to it, according to the profitability foreseen during the remaining term of the concession, in accordance with ANEEL requirements. During 2004, this rate of amortization was 3.937204% for CPFL Paulista and 4.639012% for CPFL Piratininga.

11.1 Composition of the income tax and social contribution credits

	Consolidated

Tax Credits	2004	2003

Income Tax Credit on:
Tax Loss Carryforwards	152,753	197,445
Tax Benefit on Merged Goodwill	525,468	-
Temporarily Nondeductible Differences	101,913	75,338

	780,134	272,783

Social Contribution Credit on:
Tax Loss Carryforwards	64,730	81,104
Tax Benefit of Merged Goodwill	181,448	-
Temporarily Nondeductible Differences	29,363	20,290

	275,541	101,394

Total	1,055,675	374,177

In the consolidated, the expected recovery of the deferred tax credits derived from tax loss carryforward and temporary nondeductible expenses is based on the income projections prepared by the subsidiaries. The expected annual recovery is as follows:

Expected Recovery	Consolidated

2005	120,613
2006	128,691
2007	42,805
2008	19,162
2009	6,389
2010	8,766
2011	10,131
From 2012 to 2014	12,202

Total	348,759

These expectations are subject to alterations, since the final results, at the time of effective realization in subsequent periods, could differ from those considered in the projections. On a conservative basis, the Company and subsidiaries decided to maintain these credits in long-term.

The Tax Benefit of the Merged Goodwill will be amortized during the remaining term of the subsidiaries' concessions.

The future earnings projection that was used to define the realization of the deferred tax credits on the subsidiaries was approved by the respective Boards of Directors.

11.2 Temporary nondeductible differences

	Consolidated

	IRPJ		CSLL

	2004	2003	2004	2003

Reserve for Contingencies	54,371	50,715	12,652	11,794
Pension Plan Expenses	23,430	11,417	8,078	3,751
Allowance for Doubtful Accounts	9,471	13,501	3,410	4,860
Reversal of Allowance for Doubtfull Accounts	-	(7,622)	-	(2,744)
Accounts Receivable from Government Entities	5,209	1,648	1,875	593
Profit Sharing	2,288	1,198	823	431
Other	7,144	4,481	2,525	1,605

Total	101,913	75,338	29,363	20,290

11.3 Reconciliation of the amounts of income tax and social contribution reported in income for the 2004 and 2003 fiscal years

	Consolidated

	2004		2003

	IRPJ	CSLL	IRPJ	CSLL

Income/Loss before IRPJ and CSLL	579,829	579,829	(154,513)	(154,513)
Adjustments to Reflect Effective Rate:
- Amortization of Goodwill	99,802	44,027	164,072	-
- Realization CMC	-	31,277	-	27,748
- Fundação Cesp - PSAP	-	-	21,260	21,260
- CSLL 88 Judicial	10,508	10,508	-	-
- Realization of Revaluation Reserve	17,196	17,196	-	-
- Income without Tax Effect	64,979	64,979	334,040	335,922
- SELIC CVA	32,202	32,202	-	-
- Other net Additions/Deductions	(32,060)	(19,718)	(14,370)	7,212

Calculation base	772,456	760,300	350,489	237,629
Applicable rate	25%	9%	25%	9%

Taxes Calculated	(193,114)	(68,427)	(87,622)	(21,387)

- CSLL 88 Judicial	-	10,508	-	-
- Tax Credit not Taken	-	(1,701)	-	-

TOTAL	(193,114)	(59,620)	(87,622)	(21,387)

The adjustment for goodwill amortization refers to the goodwill amortized derived from the investee companies, which is nondeductible.

The income without tax effect refers to the loss of the Company and the indirect subsidiary Sul Geradora Participações S.A., controlled by RGE, on which no tax credits are taken.

SELIC – CVA refers to the taxation, by the joint subsidiary RGE, of revenues from monetary restatements from prior periods, not taxed until now.

The Social Contribution for 1988 refers to the definitive winning of a legal suit filed by CPFL Paulista, recognized during 2004 and classified in the income statement as taxes on income. This amount is taxable for Income Tax and Social Contribution purposes.

The Tax Credit not posted is related with the lack of sufficient future taxable income for realizing the credits, according to the income projections prepared by the Company.

(12) OTHER CREDITS

The composition of the balance is as follows:

	Consolidated

	Short-term		Long-term

	2004	2003	2004	2003

Refinancing of Consumer Debts	76,796	81,899	69,085	64,295
Low Income Subsidy (Note 3)	43,995	3,091	-	-
Fund Tied to Foreign Currency Loans	-	-	21,434	22,108
PERCEE	3,627	11,849	-	-
Orders in Progress	8,103	11,591	-	-
Services Rendered to Third Parties	17,038	11,779	616	-
Reimbursement RGR	-	6,045	-	-
Assets and Rights for Disposal	1,462	2,663	1,475	2,680
Other	7,318	10,683	5,090	6,293

Total	158,339	139,600	97,700	95,376

Financing of Consumers' Debts: Refers to the negotiation of overdue accounts receivable with consumers, principally City Halls. The classification between short and long-term follows the due dates established in the agreements signed. Some of these credits have payment guarantees by the debtors comprising passing on the ICMS revenue with banking intervenience.

Fund Tied to Foreign Currency Loans: Constitute collateral offered at the time of restructuring the medium and long-term debt.

PERCEE – Emergency Program to Reduce the Consumption of Electric Energy: Refers to the costs incurred in implementing the electric power rationing program (see note 3).

Orders in progress: Comprise costs related with the demobilization in progress of fixed assets and costs related with their sale, where applicable and costs of the services in progress related with the distribution of electric energy. At the time of finalization of these processes, these costs will be allocated to income.

(13) INVESTMENTS

As of December 31, 2004, the composition of the "Investments" caption is as follows:

	Parent Company		Consolidated

	2004	2003	2004	2003

Permanent Equity Interests	2,735,310	3,582,161	-	-
Goodwill / Negative Goodwill	1,019,325	(12,342)	2,019,045	1,185,244
Leased Assets	-	-	791,835	812,940
Other Investments	-	-	30,252	30,495

	3,754,635	3,569,819	2,841,132	2,028,679

13.1 - Permanent Equity Interests

The Company has equity interests in the following subsidiaries:

	Parent Company

	2004	2003

Companhia Paulista de Força e Luz	1,722,094	2,921,558
CPFL Geração de Energia S.A.	1,013,212	660,599
CPFL Comercialização Brasil S.A.	4	4

Total	2,735,310	3,582,161

The principal information on the equity interests is as follows:

	Parent Company

	2004			2003

Information on Equity Interests	CPFL Paulista	CPFL Geração	CPFL Brasil	CPFL Paulista	CPFL Geração	CPFL Brasil

Subsidiary
Number of Shares - (in thousands)
- Common Share	12,491,807	68,495,905	300	12,491,807	47,253,679	300
- Preferred Share	21,113,254	136,991,811	-	22,644,273	90,233,854	-
- Total Number of Shares	33,605,061	205,487,716	300	35,136,080	137,487,533	300
- Treasury Shares	-	-	-	1,531,019	-	-

Shareholders' Equity - (R$ thousands)
- Capital	1,226,556	1,039,618	3	3,044,835	689,618	3
- Net Income	323,050	71,053	101,716	(40,780)	2,777	50,742
- Shareholders' Equity	1,813,929	1,044,401	4	3,077,356	690,848	4

Parent Company
Held by Parent Company - (in thousands)
- Common Share	12,084,042	67,317,562	300	12,084,042	46,159,648	300
- Preferred Share	19,819,681	132,033,724	-	19,819,681	85,307,915	-
- Total Number of Shares	31,903,723	199,351,286	300	31,903,723	131,467,563	300

Ownership - (%)
- Voting	96.7357%	98.2797%	100.00%	96.7357%	97.6848%	100.00%
- Total (a)	94.9373%	97.0137%	100.00%	90.8005%	95.6214%	100.00%
- Adjusted (b)	-	-	-	94.9373%	-	-

Permanent Equity Interests - (R$ thousands)	1,722,094	1,013,212	4	2,921,558	660,599	4

Equity in Subsidiaries - (R$ thousands)	306,695	68,649	101,716	(38,715)	2,656	50,742

(a)	In CPFL Geração the interest during the period from January to May of 2004 was 95.6214%
(b)	In CPFL Paulista the interest was adjusted as a function of treasury shares.

34.08% of the total number of shares of the subsidiary CPFL Paulista held by the Company are pledged in guarantee for issues of debentures.

The equity alterations and movements of Shareholders' Equity of the Investees that effect the balances of Permanent Equity Interests are described below:

CPFL Paulista

•     Modification of the characteristics of the Class "C" Preferred Shares

In an Extraordinary Shareholders' Meeting held on February 21, 2005, a modification of the characteristics of the Class "C" Preferred Share was approved, which is no longer entitled to redemption and payment of the fixed compulsory dividend as stipulated in the bylaws, backdated to January 1, 2005. These shares were entitled to priority in receiving fixed cumulative dividends of R$ 11.93 per 1,000 shares, which could be paid to the capital reserves account in accordance with the legislation. The forecast of redemption was estimated in 10 equal annual installments, corresponding to 1,531,022,068 shares and R$ 166,085 per annum, as from 2001, without restatement or any other form of updating.

Before the modification to the characteristics of the shares, CPFL Paulista declared fixed dividends related with the 3rd and 4th redemption. However, as determined by ANEEL, with the agreement of the CVM, the fixed dividends related with the 4th redemption were only declared for the minority shareholders. As a result, the Company recognized a capital loss at the time of declaring these dividends.

After the modification to their characteristics, these shares now have the same characteristics as the Class "A" and "B" Preferred Stock.

•     Provision related to the goodwill amortization

In order to satisfy the requirements of ANEEL and avoid amortization of the goodwill derived from the merger of the controlling company by CPFL Paulista causing a negative impact on the flow of dividends to the shareholders, CPFL Paulista applied, backdated to January 1, 2004, the concepts of CVM Instructions 319/1999 and 349/2001 with regard to this goodwill. As result a provision was made to maintain the integrity of the subsidiary's shareholders' equity so that the effect of the operation reflects the tax benefit of the merged goodwill. These alterations affected the Company's investment in the subsidiary CPFL Paulista, and it was necessary to record a goodwill amounting to R$ 1,074,026, to recompose it. This goodwill was amortized by the Company proportionally to the curves of projected net income for the remaining term of the concession contract of CPFL Paulista. The percentage amortization in 2004 was 3.937204%. The adjustments made by CPFL Paulista in this respect are in agreement with ANEEL's requirements, were submitted to prior approval by the CVM, and were approved by the Extraordinary Shareholders' Meeting held on February 21, 2005.

The movements that occurred in the balance of equity interests of the subsidiary CPFL Paulista were:

Permanent Equity Interests - December 31, 2003	2,921,558

Constitution of goodwill based on the concepts of CVM intructions 319/1999 and 349/2001	(1,074,026)
Dividend declared - 3rd fixed dividend PNC	(143,962)
Interim interest on equity	(52,111)
Interim dividend	(64,776)
Proposed interest on equity	(62,543)
Proposed dividend	(111,341)
Capital gain on the receipt of dividends	5,238
Capital loss for the receipt of dividends in favor of minority interests	(2,638)
Equity in Subsidiaries	306,695

Permanent Equity Interests - December 31, 2004	1,722,094

CPFL Geração

•     Capital increase

On April 28, 2004, a capital increase in the amount of R$ 350,000 was decided, capitalized by the credits held by the controlling shareholder, whereby 68,000,182,629 book-entry shares, with no par value were issued, of which 21,242,226,115 common shares and 46,757,956,514 preferred shares, establishing the minority shareholders' subscription rights according to the corporation law regulations in effect.

Permanent Equity Interests - December 31, 2003	660,599

Capital increase	349,401
Interim dividend	(36,989)
Proposed dividend	(28,469)
Capital gain on the receipt of dividends	21
Equity in Subsidiaries	68,649

Permanent Equity Interests - December 31, 2004	1,013,212

CPFL Brasil

CPFL Brasil paid an interim dividend on August 4, 2004 in the amount of R$ 51,263. The remainder of income returned during the fiscal year in the amount of R$ 50,453 was declared as a dividend and is subject to approval by the General Shareholders' Meeting.

13.2 - Goodwill or Negative Goodwill

The goodwill on the acquisitions of investments, which up to December 31, 2003 were amortized using the straight-line method over a 10-year period, began to be amortized proportionally to the net income curves projected for the remaining term of the concession contract for CPFL Paulista, RGE and CPFL Piratininga and for the remaining period of the leasing contract for SEMESA. This procedure was adopted consistent with what is described in note No. 14, with respect to the amortization of the goodwill derived from mergers by controlling companies.

The goodwill derived from the acquisitions of interests in the subsidiaries Foz do Chapecó, ENERCAN and Barra Grande are based on expected future incomes derived from the concession contracts and will be amortized over the term of these contracts, as from the beginning of commercial operation of the companies. Amortization of ENERCAN’s goodwill is related with the sale of the equity interest in 2003.

During the 2004 fiscal year, amortization of the goodwill was calculated based on a percentage of 4.639012% for CPFL Piratininga, 3.937204% for RGE and 6.996405% for SEMESA.

The composition of the goodwill or discount account is as follows:

		Consolidated

		2004			2003

Investor	Investee	Historical Cost	Accumulated Amortization	Net Value	Net Value

CPFL Energia	CPFL Paulista	(12,828)	-	(12,828)	(12,828)
CPFL Energia	CPFL Paulista	1,074,026	(42,287)	1,031,739	-
CPFL Energia	CPFL Geração	651	(237)	414	486
CPFL Paulista	RGE	756,443	(211,324)	545,119	567,461
CPFL Paulista	CPFL Piratininga	124,895	(1,668)	123,227	-
DRAFT I	CPFL Piratininga	-	-	-	274,881
CPFL Geração	SEMESA	426,449	(109,159)	317,290	341,160
CPFL Geração	Fóz do Chapecó	770	-	770	770
CPFL Geração	ENERCAN	15,693	(5,460)	10,233	10,233
CPFL Geração	Barra Grande	3,081	-	3,081	3,081

Total		2,389,180	(370,135)	2,019,045	1,185,244

The principal alterations in the composition of goodwill that occurred during this fiscal year are described below:

•     Goodwill of CPFL Energia in CPFL Paulista

As commented in item “Provision related to the goodwill amortization", a goodwill in the amount of R$ 1,074,026 was recorded to recompose the investment after application of these instructions.

•     Goodwill of CPFL Paulista and Draft I in CPFL Piratininga

The goodwill at DRAFT I, recorded at the time of acquisition of CPFL Piratininga, was eliminated at the time of the merger operation of DRAFT I by CPFL Piratininga, with the application of the concepts in CVM Instructions 319/1999 and 349/2001. The principal objective of applying these concepts was to protect the flow of dividends to shareholders by making a provision for maintaining the integrity of its shareholders' equity, in such a way that the effect of the operation reflects the tax benefit of the merged goodwill. To recompose its investment in CPFL Piratininga, CPFL Paulista recorded a goodwill amounting to R$ 124,895, which will be amortized proportionally to the projected income curve for the remaining term of the investee's concession contract.

Impacts on income for 2004

The composition of the effects described above can be verified in the following table:

		Amortization - Result

		Parent Company			Consolidated

Investor	Investee	2004	2003	2004	2003

CPFL Energia (*)	CPFL Paulista	(42,287)	-	(42,287)	-
CPFL Energia	CPFL Geração	(72)	(73)	(72)	(73)
CPFL Paulista	RGE	-	-	(22,342)	(75,644)
CPFL Paulista (*)	CPFL Piratininga	-	-	(1,668)	-
DRAFT I (**)	CPFL Piratininga	-	-	(9,564)	(45,710)
CPFL Geração	SEMESA	-	-	(23,869)	(42,645)
CPFL Geração	Barra Grande	-	-	-	(3,080)

Total		(42,359)	(73)	(99,802)	(167,152)

(*)	Goodwill constituted based on the provision related to the goodwill amortization.
(**)	For 2004, comprises amortization for the 9-month period ended on September 30, 2004 (date of the merger of DRAFT I by the subsidiary CPFL Piratininga).

In the consolidated, the movements that occurred in the goodwill account, in addition to current amortizations, reflect the concepts involved in CVM Instructions 319/1999 and 349/2001 to the subsidiaries CPFL Paulista and CPFL Piratininga. In the case of CPFL Paulista, the effect of applying these concepts was the transfer to investment the merged goodwill that was classified in 2003 as deferred charges, net of the tax benefits classified in Tax Credits (see note 11). In the case of CPFL Piratininga, since the goodwill was previously recorded in investments, application of these instructions had the effect of reclassifying the tax benefit for the merged goodwill in the investee to tax credits. The movements of the net balance in consolidated are shown below:

Net value of Goodwill as of December 31, 2003	1,185,244

Merged goodwill of CPFL Paulista, net of tax benefit	1,074,026
Reclassification of tax benefit on goodwill of CPFL Piratininga	(140,423)
Current amortizations (See impacts on income for 2004)	(99,802)

Net Value of Goodwill as of December 31, 2004	2,019,045

13.3 - Leased Assets

In the consolidated, the balances refer principally to the assets of the Serra da Mesa Hydropower Plant, owned by the subsidiary SEMESA, leased to Furnas for a 30-year period ending 2028. This lease contract grants SEMESA the right to 51.54% of the assured energy of the Plant, which is sold to Furnas, with a price restatement clause tied to the variation of the IGP-M, planned to terminate in 2014.

The composition of these assets is the following:

	Consolidated

	2004				2003

Assets Leased	Average Annual Depreciation Rate	Purchase Cost	Accumulated Depreciation	Net Value	Net Value

Lands	-	5,420	-	5,420	5,420
Reservoirs, Dams and Pipelines	2.00%	105,166	(14,210)	90,956	93,055
Buildings, Constructions & Improvements	3.83%	527,346	(78,059)	449,287	460,363
Machinery and Equipment	5.93%	306,339	(60,208)	246,131	254,080
Vehicles	20.00%	92	(89)	3	9
Other	20.00%	53	(15)	38	13

Total		944,416	(152,581)	791,835	812,940

The assets are depreciable based on the estimated useful life, according to the rights described above, established by ANEEL.

The leased assets and installations are subject to the general conditions of the concession contract held by Furnas, which at the end of the concession, stipulates the reversal of these assets and installations to the Granting Authority, against compensation at the residual book value.

13.4 – Other aspects

The financial statements of CPFL Paulista, CPFL Geração and CPFL Brasil as of December 31, 2004 and 2003 were audited by the same auditors as those of the Company.

See in note 34 item (c) the description of the commitments assumed by RGE and by CPFL Paulista based on the terms of ANEEL Resolution No. 166, dated July 13, 2004, implying a commitment to capitalize RGE during 2005, which should be exercised by CPFL Paulista in the proportion of the interest currently held in RGE.

(14) PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2004, the composition of Property, plant and equipment is as follows:

	Consolidated

	2004			2003

In Service	Historical Cost	Accumulated Depreciation	Net Value	Net Value

- Distribution	5,394,129	(2,723,783)	2,670,346	2,687,010

Intangibles	63,328	(7,958)	55,370	42,138
Land	43,868	-	43,868	43,292
Reservoirs, Dams and Pipelines	632	(626)	6	24
Buildings, Constructions and Improvements	159,639	(85,118)	74,521	76,380
Machinery and Equipment	5,077,331	(2,596,856)	2,480,475	2,510,065
Vehicles	31,496	(24,610)	6,886	9,841
Furniture and Fixtures	17,835	(8,615)	9,220	5,270

- Generation	234,981	(87,462)	147,519	152,266

Intangibles	861	(1)	860	851
Land	1,340	-	1,340	1,340
Reservoirs, Dams and Pipelines	29,047	(19,304)	9,743	9,889
Buildings, Constructions and Improvements	35,142	(20,998)	14,144	14,892
Machinery and Equipment	166,720	(46,079)	120,641	124,648
Vehicles	509	(139)	370	458
Furniture and fixtures	1,362	(941)	421	188

- Sales	88,545	(31,526)	57,019	46,352

Intangibles	6,023	(1,041)	4,982	1,191
Land	94	-	94	215
Buildings, Constructions and Improvements	8,541	(5,802)	2,739	2,927
Machinery and Equipment	68,531	(22,041)	46,490	40,286
Vehicles	2,911	(1,532)	1,379	804
Furniture and Fixtures	2,445	(1,110)	1,335	929

- Administration	213,641	(112,609)	101,032	74,975

Intangibles	80,363	(32,153)	48,210	18,890
Land	1,791	-	1,791	1,791
Buildings, Constructions and Improvements	41,118	(19,737)	21,381	17,081
Machinery and Equipment	29,910	(20,822)	9,088	10,299
Vehicles	20,924	(17,164)	3,760	6,813
Furniture and Fixtures	39,535	(22,733)	16,802	20,101

	5,931,296	(2,955,380)	2,975,916	2,960,603

In Progress
- Distribution	115,298	-	115,298	85,351
- Generation	974,331	-	974,331	574,362
- Sales	7,696	-	7,696	3,086
- Administration	14,152	-	14,152	15,801

	1,111,477	-	1,111,477	678,600

Subtotal	7,042,773	(2,955,380)	4,087,393	3,639,203
Other Assets not Tied to the Concession	751,347	(423,823)	327,524	-

Total Property, Plant and Equipment	7,794,120	(3,379,203)	4,414,917	3,639,203

Special Obligations linked to the Concession			(588,053)	(543,543)

Net Property, Plant and Equipment			3,826,864	3,095,660

According to articles 63 and 64 of Decree No. 41,019, dated February 26, 1957, the assets and installations used for generation, transmission, distribution and sales are tied to these services, and may not be removed, disposed of, assigned or given in mortgage guarantee without prior authorization from the Regulatory Agency. ANEEL Resolution No. 20, dated February 3, 1999, regulates the delinkage of assets and concessions of the Public Electric Power Service, granting prior authorization for the delinkage of unusable assets from the concession, when destined for sale, determining that the product of the sale should be deposited in a tied bank account for investment in the concession.

The average depreciation rate of the assets is approximately 5.25% p.a. in consolidated.

Fixed assets in progress – Of the consolidated balance as of December 31, 2004, the amount of R$ 969,579 refers to works in progress of the projects at the construction stage, as demonstrated below:

	CERAN	ENERCAN	BAESA	FOZ DO CHAPECÓ	TOTAL
Fixed assets in progress as of December 31, 2004	317,050	981,601	1,093,729	17,599	2,409,979
Company's proportional interest in each powerplant	206,083	478,264	273,498	11,734	969,579

The interest corresponding to the loans taken by these projects to finance the works are being capitalized. In fiscal year ended December 31, 2004, the amount of R$ 46,703 was recorded in consolidated (R$12,971 in 2003).

Other Assets not Tied to the Concession – The parent company's merger goodwill for the subsidiaries CPFL Paulista and RGE, up to December 31, 2003, was classified in deferred assets. In accordance with ANEEL Official Letters 908/2004-SFF, dated June 8, 2004, and 912/2004-SFF, dated June 9, 2004, the residual balances of these assets should now be classified in fixed assets and amortized over the remaining term of the concessions, proportional to the projected net income curve of the subsidiaries CPFL Paulista and RGE (amortization of 3.937204% and 3.13% for CPFL Paulista and RGE respectively in 2004). This issue was submitted for analysis by the CVM, which manifested an opinion in favor of the applications of the Company and RGE, both alterations being carried out backdated to January 1, 2004.

Subsequently, according to the requirement of ANEEL and approved by the CVM, for the purpose of avoiding the negative impact of amortizing the merged goodwill of the parent company in the flow of dividends to shareholders and in connection with the alteration to the rights of the class “C” preferred shares (see note 13), CPFL Paulista applied, as from 2004, the concepts at CVM Instructions 319/1999 and 349/2001 to this goodwill. The net value of the parent company's merger goodwill resulting from the provision made was reclassified to the Deferred Tax Credits account (see note 11). As a result, the amounts presented in consolidated as Other Assets not Tied to the Concession refer only to the merger goodwill of RGE's controlling companies.

Special Obligations Linked to the Concession - Represent the amounts received from consumers and donations not conditioned to any return and subsidies for funding investments to attend to applications for the supply of electric power in the distribution business. The due dates of these liabilities are those established by the regulatory agency for generation, transmission and distribution concessions and they will be settled at the end of the concession. The special obligations are not subject to depreciation or any form of restatement.

After termination of the concession, the subsidiaries' assets tied to the service will revert to the Federal Government, and the surveys, valuations and determination of the amount of compensation payable to the concessionaire for the residual book value will proceed.

(15) DEFERRED CHARGES

In consolidated, the composition of the balance is as follows:

	Consolidated

	2004			2003

	Historical Cost	Accumulated Depreciation	Net	Net

Merged Goodwill	-	-	-	2,052,198
Deferment of Exchange Variation	81,793	(81,793)	-	9,897
Pre-Operating Expenses in Service	26,550	(7,295)	19,255	26,414
Expenses with the Issue of Debentures	23,230	(18,508)	4,722	11,648
Deferred Charges in Progress	33,344	-	33,344	63,889

Total	164,917	(107,596)	57,321	2,164,046

Merger goodwill – Due to the change in the goodwill amortization criteria, and the form of complying with the plan of accounts defined by ANEEL, this goodwill was reclassified from deferred assets to fixed assets as "Other Assets not Tied to the Concession".

Deferment of Exchange Variation – The balance in December of 2003 refers to the deferment by the subsidiaries CPFL Paulista and RGE of the net negative result derived from adjusting the amounts in Brazilian reais of foreign currency denominated liabilities and credits, incurred in the 2001 in accordance with CVM Ruling No. 404, dated September 27, 2001. The total deferred amount of R$ 81,793 was amortized using the straight-line method, observing the due dates of the contracts, in up to 4 years, as from the 2001 fiscal year, inclusive. The impact of the amortization on income in 2004 was R$ 9,897 (R$ 18,460 in 2003).

Pre-operating expenses: Refer to the implementation and modernization of corporate systems and processes and pre-operating expenses related with the generating projects in progress.

(16) SUPPLIERS

At the parent company, the balances as of December 31, 2004 are principally related with services provided by third parties. In consolidated, the composition of the balances is as follows:

	Consolidated

Short-term	2004	2003

Other - CCEE	815	16,729
System Service Charges	2,490	3,928

Transactions in the CCEE (note 5)	3,305	20,657
Electric Energy Supply	400,461	420,340
Electricity Grid Usage Charges	62,746	59,772
Materials / Services	95,894	69,390
Free Energy (note 3)	91,838	82,779
Other	9,613	8,051

Total	663,857	660,989

Long-term

Free Energy (note 3)	229,874	187,797

(17) INTEREST ON DEBTS, LOANS AND FINANCING

As of December 31, 2004, the balances of the principal and interest on indebtedness in local currency and foreign currency of the Company and its subsidiaries have the following composition:

	Consolidated

	2004			2003

	Interest	Principal		Interest	Principal

		Short-term	Long-term		Short-term	Long-term

LOCAL CURRENCY
BNDES - Power Increases (PCH’s)	81	3,653	15,619	145	2,780	18,830
BNDES - Investment	457	38,320	652,556	2,198	33,864	325,136
BNDES - Regulatory Asset	6,305	214,827	541,924	6,448	139,368	732,419
BNDES - CVA and Interministerial Ordinance 116	2,089	165,451	85,718	7,815	51,583	166,277
FIDC	19,771	59,722	78,610	-	-	-
BRDE	357	18,833	17,520	8,864	7,838	31,019
Furnas Centrais Elétricas S.A.	-	-	79,954	-	-	56,782
Financial Institutions	3,608	54,257	159,608	1,547	117,502	53,645
Other	537	19,924	24,964	1,351	20,824	31,351

Subtotal	33,205	574,987	1,656,473	28,368	373,759	1,415,459

FOREIGN CURRENCY
IFC - CPFL Energia	3,556	10,618	95,558	-	-	-
Floating Rate Notes - CPFL Paulista	805	159,264	277,119	1,021	339,770	474,985
Trade Finance - Sul Geradora	700	101,475	-	34,213	58,991	110,451
Financial Institutions	1,482	18,229	115,191	2,248	22,322	145,221

Subtotal	6,543	289,586	487,868	37,482	421,083	730,657

Total	39,748	864,573	2,144,341	65,850	794,842	2,146,116

BNDES – Increase in power output of Small Hydropower Plants (PCH’s)– Corresponds to the financing granted to the subsidiary CPFL Centrais Elétricas, to increase the power output of the small hydropower plants, which is being amortized in 84 successive monthly installments since February of 2003. One installment of this financing, in the amount of R$ 17,282 (R$ 19,238 in 2003), is restated according to the TJLP, plus interest of 3.5 % p.a. The remaining installment, in the amount of R$ 2,071 (R$ 2,517 in 2003), is tied to the BNDES basket of currencies (“UMBND”). Technically, the installment tied to the UMBND is a foreign currency loan, since this index corresponds to the variation in the bank's basket of fundraising currencies, being substantially linked to the US dollar, with fixed interest of 3.5% p.a. and variable interest calculated based on the average weighted cost of all interest and expenses incurred by the BNDES in raising funds. The loan is secured by a guarantee given by CPFL Paulista.

BNDES – Investment: Corresponds to the financing of the electric power generation and distribution investment programs at the subsidiaries, which have the following characteristics and conditions:

  At CPFL Paulista it is divided into two tranches, “A” and “B”, with grace periods of 18 and 30 months respectively, repayable in 78 successive monthly installments as from October 2000 and October 2001 respectively, restated according to the TJLP and interest of 3.25% p.a.. As a guarantee, the revenue derived from the supply of electric power is tied to the loan. The balance as of December 31, 2004 is R$ 61,762 (R$ 83,306 in 2003).

  At CPFL Piratininga it corresponds to the credit opening agreement by onlending a loan contracted with the BNDES, with restatement according to the TJLP and interest of 3.45% p.a., repayable in 48 monthly installments as from May 15, 2002, represented by promissory notes and guaranteed by the revenue from receivables. The balance as of December 31, 2004 is R$ 212 (R$ 357 in 2003).

  At RGE it is divided into two tranches: period from 1998 to 2001- balance as of December 31, 2004 of R$ 59,479 (R$ 44,245 in 2003) restated according to the TJLP and interest of 3.5% to 4.5% p.a., with monthly repayments as from December 15, 1999 and maturing on September 15, 2007; period from 2003 to 2005 - balance as of December 31, 2004 of R$ 6,315, restated according to the UMBNDES and interest of 4.5% p.a., with monthly repayments as from January 15, 2005 and planned to mature on January 15, 2009. The revenues from energy sales were given in guarantee for both tranches.

  At BAESA, in the amount of R$ 129,713 (R$ 86,195 in 2003) and repayable in 144 successive monthly installments as from September 15, 2006 for sub-credit “A” and as from November 15, 2006 for sub-credits “C” and “E”. The restatement of sub-credits “A” and “C”, in the amount of R$ 80,622 (R$ 47,845 in 2003), is linked to the TJLP, plus 3.125% p.a. However the restatement of sub-credit "E", in the amount of R$ 49,091 (R$ 38,350 in 2003) is subject to the BNDES's basket of currencies (“UMBND”), with fixed interest of 3.125% p.a. and variable interest calculated based on the average weighted cost of all the interest and expenses incurred by the BNDES in raising funds. The loan is guaranteed by the guarantors: Alcoa, Camargo Corrêa and Hejoassu, joint controlling shareholders of the project.

  At ENERCAN, in the amount of R$ 292,112 (R$ 147,095 in 2003) and repayable in 144 successive monthly repayments as from April 2007. The restatement of one installment in the amount of R$ 26,510 (R$ 14,611 in 2003) is tied to the BNDES's basket of currencies (“UMBND”), with fixed interest of 4% p.a. and variable interest calculated based on the average weighted cost of all the interest and expenses incurred by the BNDES in raising funds, and one installment in the amount of R$ 265,602 (R$ 132,484 in 2003) is tied to the TJLP, plus interest of 4% p.a. The loan is guaranteed by the guarantor Hejoassu.

  At CERAN, in the amount of R$ 141,740, borrowed in 2004, is subdivided into 4 (four) sub-credits for each of the plants of the CERAN Complex. One installment in the amount of R$ 32,156 is being restated by the BNDES's basket of currencies (“UMBND”), with fixed interest of 5% p.a. and variable interest calculated based on the average weighted cost of all the interest and expenses incurred by the BNDES in raising funds, and one installment in the amount of R$ 109,584 is being restated according to the TJLP, plus interest of 5% p.a.

  The principal finally matures on January 15, 2016 for the Monte Claro Plant, November 15, 2016 for the Castro Alves Plant and February 15, 2018 for the 14 de Julho Plant. The entire loan is guaranteed by CPFL Energia.

In addition, the guarantees of the loans of BAESA, ENERCAN and CERAN are pledges of shares issued by the beneficiary and the pledge of rights arising from the concession.

	2004		2003		Interest	Form of Amortization

	Short-term	Long-term	Short-term	Long-term

CPFL Paulista
- Regulatory Asset	150,514	390,178	87,981	515,012	Selic + 1% p.a.	1st tranche (losses from rationing): 62 monthly installments from March 15, 2002 2nd tranche (Parcel "A"): 13 monthly installments as from May 15, 2007
- CVA	116,146	42,686	57,496	126,234	Selic + 1% p.a.	24 monthly installments as from May 15, 2004

CPFL Piratininga
- Regulatory Asset	49,944	135,722	35,920	183,553	Selic + 1% p.a.	1st tranche (losses from rationing): 54 monthly installments as from March 15, 2002 2nd tranche (Parcel "A"): 9 monthly installments as from September 15, 2006
- CVA	51,394	43,032	1,902	40,043	Selic + 1% p.a.	24 monthly installments as from December 15, 2004

RGE Proporcional
- Regulatory Asset	19,234	12,091	20,678	28,545	Selic + 1% p.a.	60 monthly installments as from March 17, 2003

CPFL Geração
- Regulatory Asset	1,440	3,933	1,237	5,309	Selic + 1% p.a.	60 monthly installments as from March 15, 2003

Total	388,672	627,642	205,214	898,696

- Regulatory Asset	221,132	541,924	145,816	732,419
CVA	167,540	85,718	59,398	166,277

Total	388,672	627,642	205,214	898,696

The loans listed in the above table are guaranteed by the revenue from receivables for the sale of electric power of the subsidiaries.

Investment Fund in Credit Rights – FIDC – By means of approval at a meeting of the Board of Directors held on January 28, 2004, and with the agreement of ANEEL, obtained in an Official Letter dated June 25, 2003, the subsidiary CPFL Piratininga launched an Investment Fund in Credit Rights – FIDC to raise R$ 150 million in March of 2004 and R$ 50 million in August 2004. The FIDC is managed by Banco Votorantim. The structure consists of raising funds with settlement tied to the billing receipts of CPFL Piratininga, with monthly repayments over a period of 36 months. This operation bears interest of 115% of the variation of the CDI - Interbank Deposit Certificate, guaranteed by the revenue from receivables of CPFL Piratininga. As a condition for the fund to function, as stipulated in the contract, the subsidiary CPFL Piratininga acquired part of its quotas, the value of which as of December 31, 2004 amounted to R$ 13,335. This balance is net of the amount of liabilities of R$ 171,438, resulting in a net liability balance of R$ 158,103.

BRDE – Refers to the credit opening agreement assumed by the subsidiary RGE in the process of split-up and privatization of Companhia Estadual de Energia Elétrica – CEEE, restated according to the IGP-M, plus interest of 12% p.a.. The repayments are monthly, with final maturity foreseen on September 30, 2006, the revenue from power sales by RGE having been given in guarantee.

Furnas Centrais Elétricas S.A. – The loan from Furnas is subject to restatement by the variation of the IGP-M and interest of 10% p.a., repayable in 24 monthly installments as from 2008, guaranteed by the energy produced by Serra da Mesa Hydropower Plant, according to a General Agreement signed between SEMESA and Furnas.

OTHERS – Includes amounts advanced by consumers interested in the supply of electric power, to finance the preparation of the design, estimate, construction, operation and maintenance of electric power networks and public lighting of real estate developments.

Also includes funds from Eletrobrás for the purpose of financing installments of works implemented to improve the electrical system, to expand the electric power distribution networks, to increase the efficiency of street lighting, for rural electrification and the Universal Service Program, guaranteed by revenues from the sale of energy.

International Finance Corporation – IFC – Corresponds to the loan obtained by the Company from the IFC, for the purpose of making possible the process of simplifying the Group's equity structure, together with a continuous improvement in corporate governance practices and transparency to the stock market. The funds raised correspond to a principal of US$ 40 million, payable in 10 half-yearly installments as from July 15, 2005, restated according to the exchange variation, together with interest corresponding to the six-month Libor rate plus 5.25% p.a.. This loan is guaranteed by CPFL Centrais Elétricas stock and by the controlling shareholders.

The IFC financing is governed by an Investment Agreement signed between CPFL Energia and the IFC, through which the IFC was granted a warrant for a number of common shares issued by the Company equivalent to the amount of the principal and interest payable under the Investment Agreement, divided by the exercise price of the warrants. The warrant may be exercised at any time during the period between the date of making the Initial Public Offering (IPO) by the Company and June of 2010 (or previously, under certain circumstances), and the subscription price can be paid in cash or by offsetting against the financing. After making the corresponding adjustments to avoid dilution of the IFC's portion, the exercise price is determined based on the price practiced in the Initial Public Offering (IPO) and corrected based on the variation of the TJLP. As of December 31, 2004, the corrected exercise price was R$ 17.37 per share. Through a swap mechanism, this debt is converted to local cost, corresponding to 105.3% of the variation of the CDI. This swap operation resulted in a loss of R$ 20,112 as of December 31, 2004.

Floating Rate Notes: Refers to funds raised by the subsidiary CPFL Paulista on the foreign market, in the amount of US$ 300 million in the second quarter of 2001, to acquire the stock interest in RGE, contracted with a consortium of banks.

This loan matures in 5 years and has a 20 month grace period for beginning repayment of the principal. The interest has been paid half yearly as from December 2001 and amortization of the principal began on February 19, 2003. This loan is guaranteed by receivables, letters of guarantee and promissory notes. By means of a swap mechanism, the entire debt was converted into local cost, corresponding to 93.65% and 94.75% of the variation of the CDI (Interbank Deposit Certificate), respectively, for the portions of US$ 100 million and US$ 200 million. As of December 31, 2004, this swap operation resulted in a loss of R$ 39,264 (R$ 67,640 in 2003).

Trade Finance – refers to fundraising in 2000 by Sul Geradora Participações S.A., a subsidiary of RGE, through a trade finance operation, secured by a guarantee from RGE and letters of guarantee. Interest payments are quarterly and the principal will be amortized between 2002 and 2005. By means of a swap mechanism, this debt was converted into local cost, corresponding to the variation of the CDI, which as of December 31, 2004 totaled a loss of R$ 28,376.

Financial institutions: Contemplates loans and financing in local and foreign currency with the following composition:

  Local currency – In consolidated, includes loans obtained from financial institutions to cover operating cash flow, restated by the variation of the CDI and guaranteed by the receipt of receivables from the sale of electric power by the subsidiaries.

  Foreign currency – In consolidated, includes negotiations carried out by the subsidiary CPFL Paulista within the scope of the Brady Plan, intermediated by Banco do Brasil, and also debt related with Resolution 63, for the purpose of covering the subsidiaries' working capital. This loan is secured by receivables and a guarantee of the São Paulo State Secretariat.

In consolidated, the loans and financing in foreign currency classified as Financial Institutions have the following long-term composition:

Financial Institutions in Foreign Currency	Maturity (years)	Amortization	Collateral	Index	Interest Rate	Consolidated

						2004	2003

1) Banco do Brasil S/A:

Debt Conversion Bond	18	17 half-yearly installments (since Apr/04)	Pledge of revenue	US$	6-month Libor + 7/8% p.a.	20,519	25,770

New Money Bond	15	17 half-yearly installments (since Apr/01)	Pledge of revenue	US$	6-month Libor + 7/8% p.a.	2,914	4,078

FLIRB	15	13 half-yearly installments (since Apr/03)	Pledge of revenue	US$	6-month Libor + 13/16% p.a.	2,957	4,139

C-Bond	20	21 half-yearly installments (since Apr/04)	Pledge of revenue	US$	8% p.a.	23,956	29,143

Discount Bond	30	Single at the end of 30 years	Deposit as collateral and revenues	US$	6-month Libor + 13/16% p.a.	23,136	25,183

PAR-Bond	30	Single at the end of 30 years	Deposit as collateral and revenues	US$	6% p.a.	33,157	36,090

EI Bond - Interest-bearing bond	12	19 half-yearly installments (since Apr/97)	Pledge of revenue	US$	6-month Libor + 13/16% p.a.	1,431	4,668

2) Unibanco - RGE (*)	4	7 half-yearly installments (since 2002)	Receivables and Reserve account	US$	Libor + 7.25% p.a.	7,121	11,603

3) Itaú BBA - RGE (*)	2	18 monthly installments (since Jan/04)	Promissory notes	US$	7% p.a.	-	4,547

Total						115,191	145,221

(*) Have swap operations converting debt to CDI

In consolidated, the balance of long-term principal for loans and financing has the following maturity dates programmed:

Maturity	Consolidated

2006	799,652
2007	417,569
2008	213,642
2009	115,624
After 2009	597,854

Total	2,144,341

The principal indices used to restate the Loans and Financing and the composition of the indebtedness profile in local currency are demonstrated below::

Index	Accumulated Variation in %		Consolidated

	2004	2003	2004	2003

IGP-M	12.42	8.69	8.01	5.75
UMBND	(6.47)	(15.73)	5.11	1.20
URTJLP	3.66	5.25	26.14	17.44
CDI	16.17	25.55	13.71	9.50
SELIC	16.24	23.33	44.81	58.43
Other	-	-	2.22	7.68

			100.00	100.00

The gains and losses related with the swap operations made by the Company and its subsidiaries, including contracting short-term operations, are recorded net in the Derivatives caption, with balancing items under financial income or expenses.

RESTRICTIVE CONDITIONS

Some of the loan and financing contracts are subject to certain restrictive conditions and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within predefined parameter ranges.

In the opinion of the management of the Company and subsidiaries, these restrictive conditions and clauses are being adequately complied with, and are summarized as follows:

CPFL Energia

•    The Investment Agreement with the IFC limits the Company's capacity to pledge assets or make investments in third parties. In addition, this agreement prevents the distribution of dividends by the Company and its indirect subsidiary Centrais Elétricas, above the minimum compulsory dividend, in the case of nonpayment or default.

•    The loan raised by the Company from the IFC is subject to certain restrictions, one of which makes reference to holding a "Qualifying" Initial Public Offering, which was not complied with by the Company. In a letter received on October 28, 2004, the IFC states that the right of "Pre-payment" of the debt, foreseen in the "Investment Agreement" signed between the parties on June 25, 2003 (coming into effect as from November 1, 2004) has not been exercised. In addition, the Company has an obligation to periodically provide certain corporate and operational information to the IFC, by the deadline of March 31, 2005.

•    The swap contract that protects the loan from the IFC determines that the Company must maintain economic and financial limits based on its consolidated quarterly balance sheet, and also maintain certain ratios, as follows:

a)	Result of the ratio of Total Adjusted Debt divided by EBITDA;

a.1)	equal to or less than 4.0 on the closing date of 2004 fiscal year;

a.2)	equal to or less than 3.8 in 2005; and

a.3)	equal to or less than 3.5 as from 2006.

b)	The result of the ratio of EBITDA over financial expense equal to or higher than 1.5 during the year of 2004 and 2.0 during subsequent years.

CPFL Paulista

•    The floating rate notes establish limitations on making investments to amounts exceeding R$ 151 million in 2004, R$ 152 million in 2005, and R$ 160 million in 2006. In addition, the floating rate notes establish that CPFL Paulista should maintain the following financial ratios on December 31, 2004:

a)	Total Shareholders' Equity divided by the sum of total net equity and total indebtedness not less than 42% (on a consolidated basis) and 37% (on a non-consolidated basis).

b)	EBITDA divided by financial expenses higher than 2.25 (on a consolidated and non-consolidated basis);

c)	Indebtedness divided by EBITDA less than 3.5 (on a consolidated and non-consolidated basis).

•    The swap contract tied to the floating rate notes loan includes a cross default clause for any contracts that have a default condition within 30-day period, leading to anticipated settlement of the operation at present values and market prices.

•    The loans and financing related with the BNDES Investment Program have priority in relation to the payment of dividends that exceed the compulsory minimum of 25% of net income adjusted according to Corporation Law, in the case of default by the Company in relation to this liability. The subsidiary also undertakes to maintain a capitalization level (Net Equity divided by Total Assets) equal to or higher than 25%.

CPFL Geração

•    The loans raised from the BNDES by the subsidiaries Campos Novos, BAESA and CERAN to finance their energy generation projects establish restrictions on the payment of dividends to the parent company CPFL Geração above the minimum compulsory dividend of 25% without prior agreement from the BNDES.

RGE

•    The loans and financing related with the BNDES Investment Program determine that the level of capitalization (Net Equity divided by Total Assets) should be maintained at 40% or higher. In addition, these loans have priority in relation to the payment of dividends exceeding the minimum compulsory dividend of 25% of net income adjusted according to Corporation Law, in addition to complying with financial ratios for the distribution of the surplus to occur. These financial ratios are:

a)	net indebtedness divided by EBITDA equal to or less than 3.0;

b)	net indebtedness divided by the sum of net indebtedness and net equity less than or equal to 0.5

•    The trade finance loan agreement between the indirect subsidiary Sul Geradora Participações S.A. (“Sul Geradora”) and BankBoston prevents Sul Geradora from paying dividends in the case of default. In addition, this loan requires compliance with certain financial ratios calculated based on the consolidated statements of RGE, as follows:

a)	EBITDA divided by financial expenses paid equal to or greater than 2.0;

b)	indebtedness divided by the capital structure equal to or less than 0.55;

c)	indebtedness divided by EBITDA equal to or less than 3.5.

•    The restrictions on loans raised from financial institutions are as follows:

-

The loan from Itaú BBA contains restrictive clauses regarding the alteration or modification of Capital, related with any change, transfer or direct or indirect assignment of stock control, or upstream or downstream merger or split-up without the prior express agreement of the creditor. In addition, the following financial ratios must be observed:

a)	EBITDA divided by net financial expenses equal to or greater than 1.6;

b)	net indebtedness divided by EBITDA equal to or greater than 2.7.

-	Unibanco – Local Currency: The contract requires compliance with the following financial ratios:

a)	financial debt divided by EBITDA equal to or less than 3.0;

b)	financial expenses divided by EBITDA equal to or less than 0.4;

c)	financial debt divided by total capital equal to or less than 3.0.

-	Unibanco – Foreign Currency: The contract requires compliance with the following financial ratios:

a)	EBITDA divided by interest paid plus net debt amortizations equal to or greater than 1.05;

b)	total debt divided by EBITDA equal to or less than 3.0 (2004) and 2.5 (2005 to 2007);

c)	interest paid divided by EBITDA equal to or less than 0.4;

d)	total debt equal to or less than R$ 800,000.

-	Banco Santander: The contract requires compliance with the following financial ratios:

a)	EBITDA divided by financial expenses paid greater than or equal to 2.0;

b)	financial debt divided by EBITDA equal to or less than 3.5.

•    Other – Eletrobrás: The contract restricts RGE from paying or declaring any dividend, authorizing or making any other distribution in the case of delay in compliance with the liabilities stipulated in the contract. In addition, RGE undertakes not to assume, without express authorization from Eletrobrás, new financial commitments that, separately or jointly, exceed the equivalent of 5.0% of its fixed assets and/or raise its indebtedness to level exceeding 66% of fixed assets.

Failure to comply with the obligations or restrictions mentioned could lead to default in relation to other contractual obligations (cross default).

Several of the loans and financings of the Company and its direct and indirect subsidiaries are subject to anticipated settlement in the case of changes to the Company's equity structure that imply the loss, by the current Company shareholders, of stock control or control over management of the Company, or a reduction in the direct or indirect interest of VBC in the capital of CPFL Paulista to a percentage less than 25%.

(18) DEBENTURES

In consolidated, as of December 31, 2004, the principal information on debenture issues is as follows:

Consolidated

Characteristics of Debenture Issues					Balances as of:

					December 31, 2004			December 31, 2003

Issuer	Issue	Series	Number Outstanding	Remuneration	Interest	Short-term	Long-term	Interest	Short-term	Long-term

CPFL Energia (a)	2nd	-	72,199	DI rate + 2.85% p.a.	-	-	-	137,715	-	721,990
CPFL Paulista (b)	1st	1st	44,000	IGP-M + 11.5% p.a.	47,876	-	719,676	42,591	-	640,234
CPFL Paulista (b)	1st	2nd	30,142	CDI + 0.6% p.a.	29,051	150,710	150,710	38,073	-	301,420
CPFL Paulista (c)	2nd	1st	11,968	109% of CDI	10,385	-	119,680	-	-	-
CPFL Paulista (c)	2nd	2nd	13,032	IGP-M + 9.8% p.a.	6,617	-	137,151	-	-	-
SEMESA (d)	1st	-	58,000	TJLP + 4 to 5% p.a.	4,561	106,792	465,144	5,146	93,655	551,739
BAESA (e)	1st	-	23,094	105% of CDI	-	-	24,060	-	-	-
BAESA (e)	2nd	-	23,281	IGP-M + 9.55% p.a.	-	-	24,284	-	-	-

Total					98,490	257,502	1,640,705	223,525	93,655	2,215,383

a)

On April 1, 2003, the Company issued 90,000 non-convertible debentures, with a nominal face value of R$ 10, related with the 1st series of the 2nd issue, making a total of R$ 900,000. The Company redeemed all these debentures in October of 2004.

b)

For the purpose of raising funds to acquire the stock control of RGE, CPFL Paulista placed unsecured debentures on sale in July of 2001, divided into two series: the first comprising 44,000 debentures, remunerated by the variation of the IGP-M, plus interest of 11.50% p.a., 50% foreseen to mature on June 1, 2007 and the remainder on June 1, 2008; and the second comprising 30,142 debentures, remunerated based on the average one day Interfinancial Deposit rate.– DI, “over extra grupo”, plus interest of 0.6% p.a. 50% foreseen to mature on June 1, 2005 and the remainder on June 1, 2006.

c)

On July 1, 2004, the subsidiary CPFL Paulista issued 25,000 unsecured debentures, non-convertible into stock, nominative and book entry, with a unit price of R$ 10 in two series, totaling R$ 250,000. The 1st series is composed of 11,968 debentures, which are remunerated based on 109% of the average one day Interfinancial Deposit rate.– DI, and the 2nd series composed of 13,032 debentures, which are remunerated according to the variation of the IGP-M, plus interest of 9.8% p..a., both series planned to mature on July 1, 2009. The funds obtained from this issue, approximately R$190,000, will be used to extend the profile of CPFL Paulista's short-term debts, and the remainder, approximately R$ 60,000, will be used to finance part of the investments in energy distribution planned for 2004 and 2005.

d)

The SEMESA debentures refer to the 1st private issue of regular debentures, non-convertible into stock, which are restated based on the variation in the Long-term Interest Rate (TJLP), plus interest of 4% to 5% p.a. The interest and principal are payable half-yearly on the first business day of the months of June and December of each year, with final maturity programmed for 2009, secured by a letter of guarantee issued by CPFL Geração.

e)

The BAESA debentures refer to the 1st and 2nd issue of regular debentures, non-convertible into stock, issued on August 1, 2004, the first issue being R$ 24,060, restated according to the variation of 105% of the CDI with quarterly payment, the first payment being programmed for November 1, 2006 and the last for August 1, 2016 and the 2nd issue R$ 24,285, restated according to the IGP-M plus interest of 9.55% p.a. with annual payment, the first repayment being programmed for August 1, 2007 and the last on August 1, 2016. The security comprises letters of guarantee issued by the shareholders in the proportion of their interests.

In consolidated, the due dates of the balance of Debentures as of December 31, 2004 are programmed as follows:

2004

Maturity	Consolidated

2006	269,138
2007	493,304
2008	506,226
2009	337,394
After 2009	34,643

TOTAL	1,640,705

Restrictive conditions

•    CPFL Paulista: subject to certain restrictive conditions, including clauses that require maintaining certain financial ratios within predefined parameter ranges.

In the opinion of Company management, these restrictive conditions and clauses are being adequately complied with, and are summarized as follows:

The first issue of debentures establishes the following ratios and limits:

a)	ratio between EBITDA and financial expenses greater than or equal to 1.5

b)	level of equity of at least 35% of total capitalization and third-party capital a maximum of 65% of capitalization

The second issue of debentures establishes the following ratios and limits:

a)	ratio between EBITDA and financial expenses greater than or equal to 1.5 up to 2007 and greater than or equal to 2.0 as from 2008, inclusive;

b)	in relation to total capitalization, the level of equity should be at least 35%, whilst the level of third-party capital should be a maximum of 65%.

•    BAESA: stipulates anticipated settlement when the total indebtedness ratio exceeds the limit of 75% of total assets.

Failure to comply with the restrictions mentioned above could lead to default in relation to other contractual obligations (cross default).

(19) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, and the joint subsidiary RGE, through Fundação ELETROCEEE, maintain Supplementary Retirement and Pension Plans for their employees. The principal characteristics of these plans are as follows:

I – CPFL Paulista and CPFL Geração

A Mixed Benefits Plan is currently in effect for the subsidiaries’ employees, with the following characteristics:

a)

Defined-benefit Plan (“BD”) – in effect up to September 30, 1997 – a defined-benefit plan, which grants a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension, to participants registered on dates prior to September 30, 1997, the amount being defined based on the proportion of past service time accumulated up to the said date, based on compliance with the regulations for granting the benefit. The subsidiaries are fully responsible for covering any actuarial deficits of this Plan.

b)

Adoption of a mixed model, as from October 1, 1997, which contemplates retirements for risk (incapacity and death) according to the defined-benefit concept, and programmable retirements within the defined-contribution concept.

With the modification of the Retirement Plan in September of 1997, a liability was recognized as being payable to the subsidiaries related with the plan's deficit calculated at the time by the external actuaries of Fundação CESP, which is being amortized in 240 monthly installments, plus interest of 6% p.a. and restated according to the IGP-DI (FGV). The balance of the liability as of December 31, 2004 was R$ 743,045 (R$ 762,815 in 2003), and the liability was adjusted to comply with the criteria of CVM ruling 371, dated December 13, 2000.

II – CPFL Piratininga

CPFL Piratininga, within the context of the split-up process of Bandeirante, assumed responsibility for the actuarial liabilities corresponding to the employees retired by that company up to the effective date of the split-up, plus the liabilities corresponding to the active employees transferred to CPFL Piratininga.

On April 2, 1998, the Supplementary Pensions Department – SPC approved the restructuring of the retirement plan maintained previously by Bandeirante (predecessor company to CPFL Piratininga), giving rise to a "Proportional Supplementary Defined Benefit Plan - BSPS", and a "Mixed Benefit Plan", similar to that of the parent company, with the following characteristics:

a)

Defined-Benefit Plan (“BD”) – effective up to March 31, 1998 – a defined-benefit plan, which concedes a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension, to participants registered up to March 31, 1998, to an amount defined based on the proportion of the past service time accumulated up to the said date, based on compliance with the regulations for concession. CPFL Piratininga is fully responsible for covering the actuarial deficits of this Plan.

b)

Defined-Benefit Plan (“BD”) – effective after March 31, 1998 – plan of the defined-benefit type, which concedes a lifetime income convertible into a pension related with the past service time accumulated after March 31, 1998 on the basis of 70% of the average monthly real salary, referring to the last 36 months of active service. In the case of death while working and the onset of a disability, the benefits incorporate the entire past service time (including the accumulated time up to March 31, 1998), and therefore do not include only the past service time accumulated after March 31, 1998. The responsibility for covering the actuarial deficits of this Plan is equally divided between CPFL Piratininga and the participants.

c)

Defined-Contribution Plan - implemented together with the Defined-Benefit plan effective after March 31, 1998, is a pension plan, which up to the granting of lifetime income, convertible (or not) into a pension, is a defined-contribution type, and does not generate any actuarial liability for CPFL Piratininga. The pension plan only becomes Defined-Benefit type after the concession of the lifetime income, convertible (or not) into a pension, and therefore begins to generate actuarial liabilities for the subsidiary.

III – Rio Grande Energia S.A.

The supplementary plan is of the "defined-benefit" type, with a level of benefit of 100% of the average of recent salaries, including the Social Security benefit. The sponsors are responsible for covering the deficits returned in the foundation's benefit plan and in accordance with the regulations of Fundação ELETROCEEE, the sponsor's contribution should be equivalent to the total contributions made by the participants during the same period.

IV – CVM Ruling No. 371 – Pension Plan Accounting

CVM Ruling No. 371, dated December 13, 2000, establishes new accounting practices for the computing, recording and presenting the effects of post-employment benefits in Brazil. According to this ruling, the subsidiaries opted to record in income the initial effects of the change in accounting practices in the manner of computing, recording and presenting the effects of post-employment benefits, plus an extraordinary item, net of tax effects, for a five-year period, beginning in the fiscal year ended December 31, 2002.

The subsidiaries adopted the projected unit credit method in the actuarial valuation, as permitted by Technical Interpretation No. 01, dated December 21, 2001, by IBRACON, ratified by the CVM through Oficial Letter No. 01/2002.

The amounts recognized in the balance sheet for December 31, 2004 of the subsidiaries, according to an appraisal prepared by an external actuary, are presented as follows (the figures for RGE are proportional to the interest of the parent company CPFL Paulista):

	2004				2003

Reconciliation of Assets and Liabilities	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE

Present value of actuarial liabilities with cover	(2,329,562)	(594,054)	(46,471)	(71,523)	(2,338,898)	(536,452)	(48,539)	(69,739)
Fair value of plan's assets	1,519,209	356,741	31,375	83,788	1,279,858	291,367	26,441	69,247

Present value of liabilities exceeding fair value of assets	(810,353)	(237,313)	(15,096)	12,265	(1,059,040)	(245,085)	(22,098)	(492)

Adjustments due to deferments allowed
Unrecognized actuarial losses (gains)	66,766	46,375	457	(18,981)	341,337	62,993	7,823	(8,469)
Unrecognized cost of past service	-	112	-	-	-	-	-	-
Increase in liability by adopting CVM No. 371	32,353	65,567	653	3,410	48,530	98,351	980	5,114

Net actuarial liability to be recognized	(711,234)	(125,259)	(13,986)	(3,306)	(669,173)	(83,741)	(13,295)	(3,847)

The actuarial losses not recognized as of December 31, 2004 do not exceed 10% of the Plan's liabilities, and there is no need for future recognition by means of amortization during the remaining useful lives of the plan's participants.

The increase in liabilities resulting from adopting CVM 371 refers to the plan's deficit calculated as of December 31, 2001, which was deferred and is being amortized in 5 years. As permitted by CVM/SNC/SEP Oficial Letter 01/2004, this amortization was classified in the income statement for the 2004 and 2003 fiscal years as an extraordinary item, at the value net of tax effects corresponding to the amount of R$ 33,655.

The movements occurred in net liabilities are as follows:

	2004				2003

Movements in Net Liabilities:	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE

Net actuarial liability at the beginning of the year	669,173	83,741	13,295	3,847	700,197	43,814	14,646	2,042
Charges recognized in income statement	135,133	63,124	2,835	1,073	62,044	58,514	926	3,344
Sponsor’s Contributions during fiscal year	(93,072)	(21,606)	(2,144)	(1,614)	(93,068)	(18,587)	(2,277)	(1,539)

	711,234	125,259	13,986	3,306	669,173	83,741	13,295	3,847

Short-term	65,567	18,902	1,296	-	20,279	18,801	396	-
Long-term	645,667	106,357	12,690	3,306	648,894	64,940	12,899	3,847

	711,234	125,259	13,986	3,306	669,173	83,741	13,295	3,847

The account balances of the subsidiaries related with the Entity Pension Plan also include R$ 45,648 (R$ 24,679 in 2003), referring to other contributions.

The external actuary's estimate of the expenses and revenues to be recognized in the 2005 fiscal year is as follows:

	2004				2003

External actuary's estimates of expenses and revenues to be recognized in 2005:	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE

Cost of service	975	5,380	28	477	762	5,902	28	534
Interest on actuarial liabilities	253,132	65,319	5,054	8,008	255,631	59,122	5,295	7,837
Expected return on assets	(187,671)	(45,075)	(3,908)	(9,491)	(141,079)	(32,539)	(2,924)	(7,897)
Unrecognized cost of past service	-	11	-	-	-	-	-	-
Unrecognized actuarial losses (gains)	-	-	-	-	3,642	273	109	(172)
Increase liabilities due to adoption of CVM No. 371	16,177	32,784	327	405	16,177	32,784	327	1,704

Total expenses	82,613	58,419	1,501	(601)	135,133	65,542	2,835	2,006
Expected contributions from participants	(24)	(2,193)	-	(789)	-	(2,418)	-	(933)

Total	82,589	56,226	1,501	(1,390)	135,133	63,124	2,835	1,073

Up to December of 2003, the actuary adopted the UP 94 Mortality Table to determine the Actuarial Liability of CPFL Paulista, CPFL Piratininga and CPFL Geração. As from 2004, based on studies carried out by Fundação Cesp specifically covering the population of these Plans, which presents a new reality of life expectancy for this population, a roll forward of 3 (three) years was made to the General Biometric Mortality Table, which was adopted as from this fiscal year.

The principal premises considered in the actuarial calculations on the balance sheet date were:

	CPFL Paulista, CPFL Piratininga and CPFL Geração		RGE

	2004	2003	2004	2003

Nominal discount rate for actuarial liabilities:	11.30% p.a.	11.30% p.a.	11.30% p.a.	11.30% p.a.

Nominal Return Rate on Assets:	(*)	11.30% p.a.	11.30% p.a.	11.30% p.a.

Estimated Rate of nominal salary increase:	7.10% p.a.	7.10% p.a.	7.10% p.a.	7.10% p.a.

Estimated Rate of nominal increase in benefits:	0.00% p.a.	0.00% p.a.	5.00% p.a.	5.00% p.a.

Estimated long-term inflation rate (basis for establishing

nominal rates above)	5.00% p.a.	5.00% p.a.	5.00% p.a.	5.00% p.a.

General biometric mortality table:	UP94 with roll forward of 3 years	UP94	UP-84 (qx)	UP84

Biometric table for the onset of disability:	MERCER TABLE	MERCER TABLE	Light-Average (ix)	Light-Average (ix)

Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)

Probability of beginning retirement:	100% on the first elegibility	100% on the first elegibility

(*)

Fundação CESP performed studies supported by an independent company, defining the expected Nominal Return Rate on Assets of the Plans of CPFL Paulista of 12.72%, CPFL Piratininga of 12.82% and CPFL Geração of 12.73% for the year 2005. This study will be reviewed annually.

(20) REGULATORY CHARGES

	Consolidated

Regulatory Charges	2004	2003

Global Reversal Reserve - RGR	10,934	16,088
Inspection Fee - ANEEL	569	487
Fuel Consumption Account - CCC	33,249	6,706
Energy Development Account - CDE	16,752	12,236

	61,504	35,517

Global Reversal Reserve – RGR: Contribution allocated to the reserve fund managed by Eletrobrás, which will be reverted to the concessionaires at the end of the concession terms, in the form of a reimbursement, to the value of the net permanent asset recorded on the books. Decree No. 1,771, dated January 31, 1996, introduced the RGR charge of 2.5% on the fixed assets in service, limited to 3.0% of total gross operating revenue, net of ICMS.

Fuel Consumption Account - CCC – CCC: Is a contribution made by the subsidiaries CPFL Paulista, CPFL Piratininga and RGE to finance the cost of the fuel used in thermoelectric energy operations in the Brazilian energy system.

Energy Development Account – CDE: Is a contribution created by Law No. 10,438, dated April 26, 2002, to promote the competitiveness of energy produced from wind sources, small hydropower plants, biomass, natural gas and domestic mineral coal, in the areas served by the Interconnected Electricity Systems and to promote the universalization of the electric power service throughout the country.

(21) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE
As of December 31, 2004, the balance is as follows:

	Consolidated

	Short-term		Long-term

	2004	2003	2004	2003

ICMS (State VAT)	232,062	198,172	-	-
PIS (Tax on Revenue)	9,607	7,043	2,902	931
COFINS (Tax on Revenue)	44,970	23,596	14,170	32,111
INSS (Social Security Contribution)	4,103	2,287	-	-
Government Severance Indemnity Fund for Employees – FGTS	78	33	-	-
Income Tax - IRPJ	76,221	117,116	51,052	110,434
Social Contribution Tax - CSLL	23,241	36,543	18,379	39,756
Other	19,192	14,130	-	-

Total	409,474	398,920	86,503	183,232

The taxes payable, classified under Long-term Liabilities, refer to the taxes deferred by the subsidiaries CPFL Paulista and CPFL Piratininga, levied on: (i) Extraordinary Tariff Recovery – RTE, (ii) Regulatory Asset corresponding to PIS and COFINS and (iii) Restatement Differentials, were transferred to short-term and written off as the value of the principal asset is realized.

At the subsidiary CPFL Piratininga, the tax effects on the Tariff Increase Differential of 2003, in the amount of R$ 28,388, were reversed in September of 2004, based on the event mentioned in note 3, item (b) net of the corresponding deferred taxes.

(22) RESERVE FOR CONTINGENCIES

In consolidated, as of December 31, 2004, the balance of reserve is constituted as follows:

	Consolidated

	December 31, 2004			December 31, 2003

	Amount of Reserve		Escrow	Amount of Reserve		Escrow

	FiscalYear	Accrued	Deposits	FiscalYear	Accrued	Deposits

Labor
Other	33,285	63,743	34,865	6,875	30,458	8,543

Civil
General Damages	(11,301)	8,151	1,444	9,612	19,452	3,516
Tariff Increase	(22,130)	28,612	10,945	11,338	50,742	8,331
Energy Purchased	28,783	49,862	31,491	21,079	21,079	21,079

Other	7,208	8,967	3,078	672	1,759	-

	2,560	95,592	46,958	42,701	93,032	32,926
Tax
FINSOCIAL	473	17,201	48,677	(2,630)	16,728	47,661
PIS	1,372	11,321	-	659	9,949	-
COFINS	11,631	84,588	2,317	28,434	72,957	2,317
Income tax	5,111	20,492	4,500	(14,342)	15,381	-
Other	(5,726)	11,099	8,079	23,555	16,825	5,715

	12,861	144,701	63,573	35,676	131,840	55,693

Total	48,706	304,036	145,396	85,252	255,330	97,162

The reserve for contingencies were made based on an appraisal of the risk of losing litigation to which the Company and its subsidiaries are parties, whose likelihood of a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

A summary of the principal issues pending related with litigation, legal cases and deficiency notifications is as follows:

Labor: The principal labor suits are related with claims filed by former employees or unions for the payment of additional salary payments (overtime, salary parity, severance payments and other claims).

Under the terms of the Bandeirante split-up protocol, CPFL Piratininga is responsible for the liabilities corresponding to the contingent risks of the employees located in the corresponding regions assumed by it, whilst corporate litigation prior to the date of the split-up, October 1, 2001, is assumed in the percentage proportion of the controlling shareholders before the split-up (56% for Bandeirante and 44% for CPFL Piratininga).

General damages: Mainly refer to claims for indemnities. These cases include claims related with accidents occurred in the subsidiaries' electrical network, damages to consumers, accidents with vehicles, and others.

Tariff increase: Corresponds to various claims by industrial consumers against the subsidiaries CPFL Paulista and CPFL Piratininga as a result of increases imposed by DNAEE Ordinances 38 and 45, dated February 27 and March 4, 1986, when the price freeze of the “Plano Cruzado” economic plan was in effect.

Energy purchased: As result of a loss of free consumers, the subsidiaries CPFL Paulista and CPFL Piratininga requested a reduction in the power demand of the initial supply contracts, which was partially granted by ANEEL, in accordance with Resolution No. 552, dated October 21, 2003. The subsidiaries CPFL Paulista and CPFL Piratininga filed legal action, resulting from a disagreement with the physical amounts established in the Resolution, alleging a discrepancy in the calculations and making monthly judicial deposits of the amounts in question.

As a function of the dismissal of some of the Writs of Security in 2004 against the subsidiaries, the defendants were authorized to partially recover the judicial deposits, which were written off, as a balancing item to the Reserve for Contingencies account, in the amount of R$ 50,115 in consolidated.

FINSOCIAL: Refers to the questioning in the courts of the increase in rate and collection of FINSOCIAL during the period from July 1989 to October 1991. CPFL Paulista obtained injunctions to guarantee non-payment by means of judicial deposits. The judicial deposits are being recorded in the "Escrow Deposits" caption under long-term assets, and are being restated according to the variation in the Daily Reference Rate (TRD).

PIS and COFINS: Refers to litigation involving the inclusion of financial and nonoperating revenues in the calculation base of PIS and COFINS. CPFL Paulista and CPFL Piratininga obtained injunctions to make the payment of these contributions according to the prior legislation. Until a final ruling is obtained on this issue the subsidiaries have been making a reserve for the amounts in litigation.

Income tax: At the subsidiary CPFL Piratininga, the posting of R$ 5,556 refers to an injunction obtained involving the tax deductibility of CSLL in the IRPJ calculation. At the subsidiary RGE, the amount of R$ 13,270 basically refers to a request to suspend the decision of the Federal Revenue Department, to allow the deductibility of amounts related with complementary pension benefits of the Fundação ELETROCEEE.

Others: Refer to other suits in progress at the judicial and administrative levels and operating regulatory nature resulting from operation of the subsidiaries' businesses, related with tax issues involving INSS, FGTS and SAT.

Possible losses: The Company and its subsidiaries are parties to other suits in which, management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These issues do not yet represent a tendency of the decisions by the courts or any other decision on similar cases considered to be probable or remote. The claims related with possible losses as of December 31, 2004 were represented as follows: (i) R$ 63,939 referring to labor cases; (ii) R$ 74,940 referring to civil cases basically represented by personal injuries; and (iii) R$ 149,751 referring to claims related with tax issues, principally Income Tax, PIS and COFINS.

Management of the Company and its subsidiaries, based on the opinion of the legal advisers, considers that there are no significant risks that are not covered by sufficient provisions in the financial statements or that could result in a significant impact on future results.

(23) OTHER

	Consolidated

Short-term	2004	2003

Consumers and Concessionaires	39,073	31,277
Low Income Consumer’s Subsidy	5,175	-
Advances	17,115	15,153
Interest on Compulsory Loan	4,950	3,973
Emergency Capacity Charge - ECE	34,313	33,425
Emergency Energy Purchase Charge - EEE	886	-
Other	14,806	16,128

Total	116,318	99,956

Long-term
Funds for Capital Increase	5,456	6,863
Financial Compensation - 2003 Tariff Revision (note 3)	71,113	-
Fund for Reversal	13,987	13,987
Other	1,055	7,110

Total	91,611	27,960

Consumers and Concessionaires: Refer to liabilities related with bills paid twice and/or adjustments to billing to be compensated or returned to consumers.

Advances: Refer to advances made by consumers to carry out works and services.

Interest on Compulsory Loans: Refers to the passing on of funds from Eletrobrás to industrial consumers.

Emergency Capacity Charge and Emergency Energy Purchase Charge: Refer to the charges collected from consumers and passed on to Comercializadora Brasileira de Energia Emergencial – CBEE.

Financial Compensation – Tariff Increase 2003: Corresponds to the amount to be financially compensated in the annual tariff increase, which will occur in October 2005, related with the difference in revenue between the tariff repositioning of 2003 of 14.68% and 10.51%, for the subsidiary CPFL Piratininga (see note 3).

(24) SHAREHOLDERS' EQUITY

All the Company's shares are common shares, with no par value, distributed as follows on December 31, 2004.

	Shareholdings

	2004		2003

Shareholders	Common Share	Interest %	Common Share	Interest %

VBC Energia S.A.	170,214,676	37.69	1,827,229,375	44.37
521 Participações S.A.	149,230,369	33.04	1,522,384,377	36.96
Bonaire Participações S.A.	61,503,529	13.62	628,239,133	15.25
BNDES Participações S.A.	23,005,251	5.09	140,845,070	3.42
Other Shareholders	47,636,252	10.55	-	-
Board Members and Statutory Directors	38,692	0.01	22	-

Total	451,628,769	100.00	4,118,697,977	100.00

24.1 – Capital Reduction and Absorption of Accumulated Deficit

In the General and Extraordinary Shareholders' Meetings held on April 30, 2004, the shareholders approved a capital reduction in the amount of R$ 1,543,611, by absorbing the balance as of December 31, 2003 of the "Accumulated deficit" account, without altering the number of shares, the balance of the Capital account reducing from R$ 4,940,999 to R$ 3,397,387.

24.2 – Reverse Stock Split

In an Extraordinary Shareholders' Meeting held on August 13, 2004, the shareholders approved a reverse split of shares issued by the Company at the rate of 10 (ten) common book entry shares for 1 (one) common book entry share, without altering the composition of capital.

24.3 – Initial Public Offering

On October 4, 2004, the Company settled the Initial Public Offering made by the public distribution of 39,579,729 new book entry shares, with no par value, called "Primary Distribution" and simultaneously the distribution of 7,915,950 common shares held by the selling shareholders, called "Secondary Distribution", both at the unit price of R$ 17.22, making a total of R$ 817.875. Of this total, the amount of R$ 681,563 was incorporated into the Company’s capital.

This offer was made both at the national and international levels, and the stock of the Brazilian Offer was listed on the Bovespa, whilst that of the International Offer, in the form of ADS’s (each ADS corresponds to 3 common shares), was listed on the NYSE (New York Stock Exchange). As a result, the Company is now subject to the requirements of both the CVM and the SEC (Securities and Exchange Commission).

As foreseen in the Distribution Agreement (International Purchase Agreement), the Global Coordinator was granted an option to acquire a supplementary stock lot, limited to 15% of the total of shares initially offered in the international offering. On October 28, 2004, Merrill Lynch, Pierce, Fenner & Smith Incorporated exercised the option by acquiring 59,748 ADS’s, representing 179,244 common shares. As a result, the Board of Directors, in a meeting held on November 3, 2004, approved the issue of the common shares mentioned under the same conditions and at the same price as the ADS’s initially offered, so as to increase the Company's capital by R$ 3,086.

24.4 –Transfer of Stock Ownership between Shareholders

In a Relevant Fact published on October 21, 2004, the Company and the shareholder VBC Energia S.A. notified the transfer of 8,920,744 common shares issued by the Company, owned by the shareholder VBC Energia S.A., to the shareholder BNDESPAR Participações S.A., representing 1.98% of the Company’s capital.

24.5 – Intermediary Dividend

In accordance with article 201 of Law No. 6,404/76 and paragraph 1 of article 32 of the Bylaws, the Board of Directors, in a meeting held on July 28, 2004, approved the distribution of net income returned as of the June 30, 2004 base date in the form of an interim dividend in the amount of R$ 124,826, for the shares in existence on that date, a value of R$ 30.3071506 being allocated per one thousand shares. On September 30 and November 23, 2004 the payments were made in the amounts of R$ 100,000 and R$ 24,826, respectively, to the shareholders.

24.6 – Allocation of Net Income for the Financial Year

The Company's Bylaws stipulate the payment of a minimum dividend to shareholders calculated at 25% of adjusted net income in accordance with Law No. 6,404/76.

Net Income for the Financial Year	278,919
Statutory Reserve	(13,946)

Adjusted Net Income	264,973

Interim Dividend	(124,826)
Proposed Dividend	(140,147)

(25) OPERATING REVENUES

	Consolidated

	No. of Consumers (*)		GWh (*)		R$ thousands

Revenue from electric energy operations	2004	2003	2004	2003	2004	2003

Consumer class
Residential	4,673	4,563	8,302	8,124	3,115,002	2,695,986
Industrial	82	81	17,897	16,909	3,182,893	2,771,173
Commercial	439	430	4,936	4,752	1,589,358	1,344,023
Rural	230	226	1,619	1,550	270,917	226,097
Public Administration	35	34	746	736	222,155	185,759
Public Lighting	2	1	1,070	1,048	207,222	184,611
Public Service	5	5	1,358	1,352	281,300	240,441

Billed Supplies	5,466	5,340	35,928	34,471	8,868,847	7,648,090
Own Consumption	1	1	26	27	-	-
Unbilled Supplies (Net)	-	-	-	-	26,962	35,337
Emergency Charges - ECE/EAEE (a)	-	-	-	-	359,902	268,328
Losses on the Realization of Extraordinary Tariff Recovery (note 3)	-	-	-	-	(32,250)	-
Realization of Extraordinary Tariff Recovery (note 3)	-	-	-	-	(241,637)	(216,530)
Adjustments to the Homologated Value of Free Energy (note 3)	-	-	-	-	57,199	(26,248)
Realization of Free Energy (note 3)	-	-	-	-	(88,724)	(73,591)
Revision - Tariff Increase (note 3)	-	-	-	-	(81,182)	13,798

ELECTRICITY SALES TO FINAL CONSUMERS	5,467	5,341	35,954	34,498	8,869,117	7,649,184

Furnas Centrais Elétricas S.A.			3,034	3,026	253,571	232,507
Other Concessionaires and Licensees			693	449	44,019	24,167
Short-term Electric Energy			395	1,201	12,724	18,573

ELECTRICITY SALES TO DISTIBUTORS			4,122	4,676	310,314	275,247

Revenue due to Network Usage Charge			-	-	216,750	36,451
Low Income Consumer’s Subsidy (note 3)			-	-	46,785	31,872
Other Revenues and Income			-	-	105,704	88,952

OTHER OPERATING REVENUES			-	-	369,239	157,275

Total			40,076	39,174	9,548,670	8,081,706

(*) Not examined by the independent auditors

(**) Represents active customers (customers connected to the distribution network)

(a) Emergency Charges

•     Emergency Capacity Charge – ECE: Refers to the costs of an operational, tax and administrative nature incurred by Comercializadora Brasileira de Energia Emergencial - CBEE in contracting generating capacity or power, to be apportioned amongst the final consumers of electric energy, proportional to the individual consumption verified. These amounts are recorded as a deduction in operating revenue in the same period and, consequently, the Company's results are not affected.

•    Emergency Energy Purchase Charge – EAEE: Refers to the tariff charge collected from the consumer, to be passed on to Comercializadora Brasileira de Energia Emergencial – CBEE, In accordance with ANEEL Resolution No. 728/2003, which establishes the value of R$ 0.004681/kWh, effective for the period from January 1 to 31 of 2004.

(b) Revenue due to network usage charges: Refers to the charges made for use of the distribution and transmission network, in compliance with the provisions of Decree No. 4,562, dated December 31, 2002.

(26) COST OF ELECTRIC ENERGY

	Consolidated

	GWh(*)		R$ thousands

Electricity Purchased for Resale	2004	2003	2004	2003

Itaipú Binacional	10,336	10,574	947,844	982,589
Furnas Centrais Elétricas S.A.	4,931	7,584	391,290	527,400
CESP - Cia. Energética de São Paulo	5,435	7,362	375,898	502,352
Cia. de Geração de Energia Elétrica do Tietê	2,092	3,051	161,615	207,047
Duke Energy Inter. Ger. Paranapanema S.A.	2,709	3,328	213,780	234,553
Tractebel Energia S.A.	6,869	2,922	555,175	205,511
EMAE - Empresa Metropolitana de Águas e Energia	366	528	26,561	34,330
Cia. Estadual Energia Elétrica - CEEE	309	463	18,262	24,317
AES Uruguaiana Ltda.	773	773	85,541	70,657
Co-Generators	1,140	882	107,721	80,008
Electric Energy Selling Market - CCEE	260	399	3,903	1,278
Other	6,175	2,591	363,824	80,957

Subtotal	41,395	40,457	3,251,414	2,950,999

Deferment/Amortization - CVA			95,406	94,796
Normative Resolution ANEEL No. 001/2004 (see note 3)			67,536	(25,620)
Credit for PIS/COFINS			(288,604)	-

Subtotal			3,125,752	3,020,175

Electricity Network Usage Charge
Basic Network Charges			494,001	421,020
Charges for Transmission from Itaipu			52,320	44,538
Connection Charges			80,460	48,575
System Service Charges - ESS			14,881	36,345

Subtotal			641,662	550,478

Deferment/Amortization - CVA			100,815	(104,939)
Credit for PIS/COFINS			(63,919)	-

Subtotal			678,558	445,539

Total			3,804,310	3,465,714

(*) Not examined by the independent auditors

(27) OPERATING EXPENSES

	Parent company		Consolidated

Selling Expenses	2004	2003	2004	2003

Personnel	-	-	30,487	23,304
Material	-	-	3,801	3,791
Outsourced Services	-	-	41,033	35,337
Allowance for Doubtful Accounts	-	-	68,717	43,495
Depreciation and Amortization	-	-	4,160	3,565
Collection Charge	-	-	39,954	33,086
Others	-	-	7,177	5,830

Total	-	-	195,329	148,408

General and Administrative Expenses
Personnel	153	93	71,200	60,068
Employee Pension Plans	-	-	2,201	-
Material	68	-	3,863	8,123
Outsourced Services	16,200	6,733	110,994	101,160
Leases and Rentals	4	-	2,541	5,902
Depreciation and Amortization	-	-	22,006	19,631
Publicity and Advertising	4,579	-	8,683	6,688
Legal, Judicial and Indemnities	903	32	16,686	40,679
Donations, Contributions and Subsidies	-	-	4,020	8,439
PERCEE	-	-	9,818	11,114
Other	10,111	11,485	16,221	17,415

Total	32,018	18,343	268,233	279,219

Other Operating Expenses
Inspection Fee	-	-	13,000	9,389
Energy Efficiency Research	-	-	14,502	10,725
Other Operating Expenses	-	-	92	-

Total	-	-	27,594	20,114

For the parent company, in the item Other general and administrative expenses, the amount of R$ 8,942 as of December 31, 2004 (R$10,219 as of December 31, 2003) refers to expenses related with the issue of debentures.

(28) FINANCIAL INCOME (EXPENSE)

	Parent company		Consolidated

Financial Income	2004	2003	2004	2003

Income from Temporary Cash Investments	39,055	1,377	70,006	8,392
Hedge Operations	-	-	-	87,641
Arrears Charges	-	-	79,558	66,301
Interest on Prepayments of IRPJ and CSLL	1,790	-	4,802	28,024
Monetary Variations	-	2,099	(6,382)	(29,127)
Interest CVA	-	-	131,175	141,651
Interest from Extraordinary Tariff Recovery	-	-	114,030	178,385
Interest on Intercompany Loans	10,987	11,988	2,710	-
Other	(9,745)	(2,147)	35,937	39,811

Subotal	42,087	13,317	431,836	521,078

Financial Expense
Debt Charges	(135,182)	(293,955)	(660,836)	(981,329)
Banking Expenses	(44,500)	-	(95,739)	(43,680)
Monetary Variations	(47)	266	(241,315)	(240,315)
Amortization of Goodwill	(42,359)	(73)	(99,802)	(167,152)
Amortization of Deferred Exchange Variation	-	-	(9,897)	(18,460)
Interest on Intercompany Loans	-	(149)	(191)	-
Credit for PIS/COFINS	11,815	-	44,426	-
Other	(558)	(13,138)	(45,667)	(76,820)

Subotal	(210,831)	(307,049)	(1,109,021)	(1,527,756)

Interest on Equity	114,653	-	(6,649)	(659)

Total	(54,091)	(293,732)	(683,834)	(1,007,337)

(29) NONOPERATING INCOME (EXPENSE)

	Parent Company		Consolidated

	2004	2003	2004	2003

Nonoperating Income
Equity Gain	5,272	-	5,911	39,537
Gain on Disposal of Permanent Assets	-	-	6,828	13,398
Other	-	-	2,196	1,008

Subtotal	5,272	-	14,935	53,943

Nonoperating Expenses
Equity Losses	(2,651)	-	(2,726)	(230)
Loss on the Demobilization of Fixed Assets	-	-	(197)	656
Loss on Disposal of Permanent Assets	-	-	(11,765)	(6,581)
Losses due to Non-Utilization of Studies and Designs	-	-	(3,372)	-
Other	-	-	(1,290)	(3,936)

Subtotal	(2,651)	-	(19,350)	(10,091)

Total	2,621	-	(4,415)	43,852

In consolidated as of December 31, 2003, the gain in the equity variation refers to the sale of part of the CPFL Geração stockholding in the subsidiaries ENERCAN and BAESA.

(30) EMPLOYEE PROFIT SHARING

In accordance with the Collective Bargaining Agreement, the Company and its subsidiaries implemented an employee profit-sharing program, based on agreed operational and financial targets previously established with the employees. The amount of this profit-sharing for the 2004 financial year was R$ 19,019 in consolidated (R$17,255 in 2003).

(31) RELATED PARTY TRANSACTIONS

Transactions with related parties are carried out under normal market conditions and showed the following accumulated balances and movements in 2004 and 2003:

	Parent Company
	ASSETS		LIABILITIES		REVENUE		EXPENSE		PURCHASES

Companies	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

CPFL Paulista
Intercompany Loan	-	-	-	-	154	724	-	149	-	-
Dividends Receivable	308,465	-	-	-	-	-	-	-	-	-
Other	113	-	-	-	-	-	-	-	-	-

CPFL Geração
Intercompany Loan	-	63,290	-	-	2,815	6,317	-	-	-	-
Advance for Future Capital Increase	-	350,000	-	-	-	-	-	-	-	-
Dividends Receivable	28,469	2,521	-	-	-	-	-	-	-	-
Other	-	-	58	-	-	-	-	-	-	-

CPFL Piratininga
Intercompany Loan	-	101,266	-	-	7,894	4,793	-	-	-	-

CPFL Brasil
Dividends Receivable	50,453	50,741	-	-	-	-	-	-	-	-

SEMESA
Intercompany Loan	-	-	-	-	123	77	-	-	-	-

Banco Bradesco S/A
Temporary Cash Investments	144,845	-	-	-	32,233	-	-	-	-	-

Banco Votorantim S/A
Temporary Cash Investments	-	15,273	-	-	976	341	-	-	-	-

	Consolidated
	ASSETS		LIABILITIES		REVENUE		EXPENSE		PURCHASES

Companies	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Banco Bradesco S/A
Temporary Cash Investments	538,944	13,487	-	-	53,692	1,365	-	-	-	-

Banco Votorantim
Temporary Cash Investments	-	39,954	-	-	976	1,177	-	-	-	-
Loans and Financing	-	-	17,438	7,895	-	-	12,193	70,752	-	-

Construções e Comércio Camargo Correa S/A
Fixed Asset Purchases	-	-	-	-	-	-	-	-	286,453	192,700
Advance to Suppliers	727	444
Suppliers	-	-	26,926	5,618	-	-	-	-	-	-

Camargo Correa Equipamentos e Sistemas
Fixed Asset Purchases	-	-	-	-	-	-	-	-	11,306	74

Cimento Rio Branco S/A
Fixed Asset Purchases	-	-	-	-	-	-	-	-	15,869	5,543
Suppliers	-	-	211	267	-	-	-	-	-	-
Sale of Energy	-	-	-	-	10,074	-	-	-	-	-

Camargo Correa Cimentos S/A
Accounts Receivable	-	104	-	-	-	-	-	-	-	-
Loans and Financing	-	-	-	1,751	-	-	-	-	-	-

Companhia Brasileira de Aluminio
Accounts Receivable	-	62	-	-	-	-	-	-	-	-
Trade Payables	-	-	66	3	-	-	-	-	-	-
Loans and Financing	-	-	-	2,913	-	-	-	-	-	-

Votorantim Metais
Fixed Asset Purchases	-	-	-	-	-	-	-	-	-	3,842
Suppliers	-	-	-	159	-	-	-	-	-	-

Votorantim CTVM
Prepaid Expenses	954	1,464	-	-	-	-	-	-	-	-

Votorantim Celulose e Papel
Sale of Energy	-	-	-	-	28,177	41,224	-	-	-	-

Indústrias Votorantim S/A
Sale of Energy	-	-	-	-	24,356	33,522	-	-	-	-

Votocel Filmes Flexíveis Ltda
Sale of Energy	-	-	-	-	9,530	9,551	-	-	-	-

Intercompany Loan – In 2003, refers to intercompany loan operations, remunerated by the variation of the CDI and negotiated at current market conditions.

(32) INSURANCE

The subsidiaries maintain insurance policies with cover determined based on advice by specialists, taking into account the nature and degree of risk, for amounts considered sufficient to cover any significant losses on assets and/or liabilities. The principal insurance polices cover the following:

		Consolidated

DESCRIPTION	LINE OF POLICY	2004	2003

Rights and Obligations	Fire	697,942	740,629
	Third-party liability	44,000	40,000

		741,942	780,629

Assets	Automobiles	1,282	562
	Transport	2,000	1,000

		3,282	1,562

Personal	Personal accident	12,406	-

Total		757,630	782,191

(33) FINANCIAL INSTRUMENTS

CONSIDERATIONS ON RISKS

The businesses of the Company and its subsidiaries basically comprise the supply of energy to final consumers, as public service utilities, whose activities and tariffs are regulated by ANEEL. The principal market risk factors that affect business are the following:

Exchange Rate Risk: This risk is derived from the possibility of the Company and its subsidiaries incurring losses and cash constraints on account of fluctuations in exchange rates, increasing the balances of foreign currency denominated liabilities. The subsidiaries protect themselves against this risk by contracting hedge/swap operations, so that the debts are indexed to the variation in domestic indices. These operations are recorded on the accrual basis and in accordance with the conditions of the instrument contracted.

•    Floating Rate Notes: The exposure related with the issue of floating rate notes was substantially covered through financial swap operations, which allowed the Company to exchange the original risks of the operation (exchange variation + Libor + 2.95% p.a.) for a cost of 93.65% to 94.75% of the CDI. In the swap contracts, to avoid compromising the Company's credit limit with the intermediary bank, a reset clause was introduced. Using this instrument, the swap operations are settled fully when the net positions, brought to present value, exceed a given percentage established in the contract. The result of this procedure could affect the Company's cash flow, generating or acquiring funds to cover settlement of the swap positions, at times when the reset mechanism is triggered.

•    International Finance Corporation – IFC: The loan raised with the IFC was protected through a swap operation, which swapped the original borrowing risk (exchange variation + 5.25% p.a.) for a local cost of 105.3% of the CDI variation.

Purchase of Energy from Itaipú: The subsidiaries are exposed in their operating businesses to exchange variations on the purchase of electric energy from Itaipú. The compensation mechanism - CVA protects the companies against possible losses, as commented in notes 3 and 9.

Interest Rate Risk: This risk is derived from the possibility of the Company and subsidiaries incurring losses on account of fluctuations in interest rates that increase financial expenses related with loans, financing and debentures. In the case of loans borrowed in foreign currency, the Company and its subsidiaries have agreed derivative contracts to hedge against this risk (see the swap related with the floating rate notes mentioned above) and, in the case of part of the loans borrowed in local currency, the subsidiaries have as counterparts regulatory assets restated according to the variation in the Selic rate.

Credit risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in receiving amounts billed to customers. This risk is evaluated by the Company and its subsidies has being low due to the fragmentation of the number of costumers and the policy of collections and supply cuts to defaulting costumers.

Risk with respect to Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall could reduce the volume of water in the reservoirs of the power plants and result in losses based on the increase in costs of purchasing energy or a reduction in revenues with the adoption of a new rationing program, like the one in 2001. Due to the current level of the reservoirs, the National Electricity System Operator – ONS, does not envisage another rationing program in the 2005 fiscal year.

Risk of Anticipation of Debts: The Company and its subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related with compliance with economic and financial ratios, cash generation and others. These covenants have been complied with and are not limiting the capacity to conduct operations normally.

VALUATION OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries maintain operating and financial policies and strategies aimed at ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those practiced in the market.

The principal financial asset and liability instruments of the subsidiaries, as of December 31, 2004, are described below, together with the criteria for their valuation and appraisal in the financial statements.

Cash and cash equivalents: Comprise cash, bank accounts and short-term cash investments. The market value of these assets approximates to the amounts stated in the balance sheets.

Regulatory Assets and Liabilities: Are basically composed of the Extraordinary Tariff Recovery, Free Energy, Parcel “A”, Periodic Tariff Review, CVA, compensation for the low income subsidy, PIS/COFINS and PERCEE. These credits and debits are derived from the effects of the 2001 rationing plan, amounts related with the deferment of tariff costs and gains and alterations in the tax legislation. These amounts are valued according to the criteria defined by ANEEL, with the characteristics described in notes 3, 5 and 10.

Loans and financing: Are valued according to the criteria stipulated in the contracts, with the characteristics defined in note 17. As described above, on December 31, 2004, the subsidiaries maintained financial swap instruments for their foreign currency denominated loans and international interest charges. The purpose of these contracted instruments is to protect the operations of the subsidiaries against exchange and international interest rate fluctuations and they are not used for speculative purposes.

Debentures: The debentures issued by the subsidiaries are traded on the market and are valued according to the criteria stipulated at the time of issue, according to the characteristics defined in note 18.

Investments in subsidiaries: The Company has investments valued according to the equity method in companies whose stock is traded on the capital markets. Company management considers that the trading value of these shares is not representative of the market value of the respective companies given the small volume of transactions in this stock on the market.

The estimated market value of the Company's financial instruments was prepared based on models that discount future cash flows to present value, comparison with similar transactions contracted on dates close to the closing date of the fiscal year and comparisons with average market parameters. In the case of operations with no similar transactions in the market, principally related with the emergency electricity rationing program, regulatory aspects and credits receivable from CESP, the Company assumed that the market value corresponds to the book value.

The carrying values of the Company's principal financial instruments, compared with market fundraising costs, as defined above, as of the December 31, base date, are as follows.

	Parent company

	2004		2003

	Book Value	Fair Value	Book Value	Fair Value

Loans and Financing	109,732	132,885	-	-
Debentures	-	-	859,705	859,705
Derivatives	20,112	19,856	-	-

Total	129,844	152,741	859,705	859,705

	Consolidated

	2004		2003

	Book Value	Fair Value	Book Value	Fair Value

Loans and Financing	3,048,662	2,888,108	3,006,808	2,936,965
Debentures	1,996,697	2,005,942	2,532,563	2,463,776
Derivatives	87,752	75,072	31,046	28,579

Total	5,133,111	4,969,122	5,570,417	5,429,320

(34) RELEVANT FACTS

a) Contract for Participating in the New Market

The New Market is a segment of the São Paulo Stock Exchange - BOVESPA listing for trading shares issued by companies that undertake, voluntarily, to adopt "good corporate governance practices" and additional "disclosure" in relation to what is required by the legislation. On August 25, 2004, the Company signed the "Participation Contract in the New Market" with BOVESPA.

The Company’s entry to the New Market means adhesion to a set of corporate rules. These rules, consolidated in the Listing Regulations, increase the rights of shareholders, improve the quality of the information normally provided by companies and, by determining the resolution of conflicts by means of an Arbitration Tribunal, offer investors the security of a more agile and specialized alternative.

b) Regulation under the New Industry Model Law

Sale of Electric Energy and Granting of Concessions

On July 30, 2004, the Federal Government enacted Decree No. 5,163, which (i) regulates the trading of electric energy within the Regulated and Free Markets and (ii) regulates the process of granting concessions and licenses to generate electric energy. The decree principally addresses the following:

  general rules for trading electric energy;

  trading electric energy within the Regulated Market (including the rules on information and declarations of the need for electric energy, auctions for the purchase of electric energy, electric energy purchase and sale agreements and pass through of costs to final consumers);

  trading of electric energy within the Free Market;

  accounting for and settling differences in the short-term market; and

  granting of concessions.

Energy Industry Monitoring Committee – CMSE

On August 9, 2004, the Federal Government enacted Decree No. 5,175, which created the Energy Industry Monitoring Committee – CMSE, which will be directed and coordinated by the Ministry of Mines and Energy (MME) and composed of representatives of ANEEL, the National Oil Agency, the CCEE, EPE and ONS. The principal assignments of the CMSE will be (i) to monitor the activities of the energy sector, (ii) evaluate the conditions of supply and serving the electric energy market and (iii) preparing proposals for preventive or remedial actions to maintain or restore security of the electric energy supply and service, submitting them to the CNPE.

Energy Trading Chamber – CCEE

Through Decree No. 5,177, dated August 12, 2004, creation of the CCEE – Energy Trading Chamber was authorized, replacing the MAE - Wholesale Energy Market.

According to the decree, the CCEE was constituted in the form of a private corporate entity regulated and inspected by ANEEL.

The purpose of the CCEE is to make possible the sale of electric energy in the National Interconnected System, organizing, when delegated by ANEEL, auctions of electric energy. The CCEE is responsible for (i) registering all the Energy Sale Agreements within the Regulated Market – CCEAR and the agreements resulting from the auctions, together with the amounts of power and energy of the contracts signed within the Free Market – ACL, and (ii) for the accounting and settlement of the amounts of electric energy sold in the short-term market, amongst other assignments.

The CCEE is composed of the concessionaires, companies licensed and authorized to provide electric energy services and the free consumers, and its Board of Directors will be composed of five members, four appointed by the agents mentioned and one by the MME, who will be the chairman.

Energy Research Company – EPE

On August 16, 2004, through Decree 5,184, the Federal Government created the Energy Research Company – EPE and approved its bylaws. EPE is a federal government company responsible for conducting studies and research aimed at assisting in the planning of the energy sector, including the electric energy, oil and natural gas and derivatives and mineral coal industries, renewable energy sources and the energy efficiency field. The studies and research performed by the EPE will assist in formulating, planning and implementing actions by the MME within the sphere of the national energy policy.

Incentive Program for Alternatives to Electric Energy – PROINFA

Decree No. 5,025, dated March 30, 2004, regulates the Incentive Program for Alternative Electric Energy Sources – PROINFA, stage one, created by Law No. 10,438, dated April 26, 2002, with the objective of increasing the share of electric energy produced by projects of Autonomous Independent Producers, designed based on wind sources, small hydropower plants and biomass in the National Interconnected System, and establishes as a responsibility of ANEEL regulation of the procedures to apportion the energy and the costs related with the Program.

As a function of the 1st Auction of Generation Energy within the Regulated Market, ANEEL, through Normative Resolution No. 111, dated November 16, 2004, established the provisional annual energy quotas related with the PROINFRA for the distributors that operate in the National Interconnected System – SIN, for the period from 2006 onwards.

Through Normative Resolution No. 127, dated December 6, 2004, ANEEL established the procedures for apportioning the cost of PROINFA, together with a definition of electric energy quotas.

Based on the recent enactment of rules and respective amendments and their scope and complexity, in addition to the need for complementary regulations to be regulated by ANEEL, the Company is evaluating the impacts of any regulations on the operations of its subsidiaries.

c) ANEEL Resolution No. 166, dated July 13, 2004 – RGE

ANEEL determined, through Homologation Resolution No. 166, dated July 13, 2004, as part of the process of approving the merger of DOC 3 Participações S.A. by Rio Grande Energia S.A., the following principal obligations, decided in the Extraordinary Shareholders' Meeting held October 4, 2004, when the Bylaws of the subsidiary RGE were modified:

•    addendum to Concession Contract No. 13/97 to include the requirements of the above-mentioned Homologation Resolution, defining the penalties applicable in the case of non-compliance as a percentage of up to 2.0% (two percent) of the Company's billing. The First Addendum to the Concession Contract was signed on November 22, 2004;

•    change of the amortization curve of the balance of the goodwill approved in the Extraordinary Shareholders' Meeting held on June 28, 2004 to the constant amortization curve given in Appendix 1 of Resolution No. 166 ;

•    modification of the characteristics of the preferred shares issued by the Company, replacing the statutory provision for redemption and payment of fixed cumulative dividends by the receipt of dividends 10.0% (ten percent) greater than the dividend allocated to the common share, tied to the existence of a profit, to be distributed under the terms of the legislation in effect, and priority in the reimbursement of capital in the case of liquidation;

•    capitalization of the balance of the fixed dividends declared but not paid, net of the "positive financial flow balance";

•    the shareholders assumed the commitment of maintaining the counter-guarantees mentioned in item IV, article 1 of the Resolution, whether directly or indirectly, until full settlement of the operation with BankBoston, in proportion to the respective shareholdings in the capital of RGE. To comply with this item, the controlling shareholders of RGE, CPFL Energia S.A. (as parent company of CPFL Paulista) and Ipê Energia Ltda. signed, on October 6, 2004, the Counter-Guarantee Provision Agreement, becoming the final guarantors of all liabilities with respect to the operation vis-à-vis BankBoston. The guarantee was proportional to the controlling shareholders' interests in RGE;

•    in addition, the National Electric Energy Agency – ANEEL determined, through this Resolution, preparation of the cash flow of this merger, until full amortization of the debt with BankBoston, to guarantee the neutrality of the effects of the merger, observing the following procedures:

(i)

compute as "incomings" the beneficial effects of income tax and the social contribution (IRPJ and CSLL), resulting from amortization of the goodwill and interest on the debt originating from the merger, together with the profit that was not distributed to the controlling shareholders, in the form of interest on equity or dividends;

(ii)

compute as "outgoings" the disbursements for amortizing the principal and interest on the debt assumed as result of the merger, together with the fixed dividends, the redemption of preferred shares and the increase in the capital of Sul Geradora Participações S.A.;

(iii)	remunerate the balances of the "incomings" and "outgoings" based on the rate stipulated for restating the merged debt.

If a negative financial flow is returned, the Company's controlling shareholders should contribute funds to an equivalent amount within a period of 60 days from the date of holding the General Shareholders' Meeting, maintaining the same holdings of minority shareholders. The controlling shareholders may retain the dividends to which they are entitled for the purpose of making the contribution to negative cash flow. If a positive cash flow balance is returned, it will be used for possible compensation in subsequent periods. The accumulated cash flow balance as of December 31, 2004 is currently being calculated.

ANEEL Resolution No. 166 also determines elimination of the RGE interest in the capital of Sul Geradora Participações by September 16, 2005, within the deadline stated in article 20 of Law No. 10,848, dated March 15, 2004, under conditions to be submitted for prior approval of ANEEL, in such a way that no liability or obligation related with the said wholly-owned subsidiary remains at the concessionaire;

CVM, through Official Letter CVM/SEP/GEA-1 No. 197, dated May 24, 2004, sent to ANEEL, manifested agreement with the terms presented at the time in the form of a draft of the said resolution from ANEEL, published under the number 116 on July 13, 2004.

d) Energy Purchase and Sale Auction (information not examined by the independent auditors)

The Energy Trading Chamber - CEEE, via ANEEL, held the first electric energy auction on December 7, 2004, as determined by Decree No. 5,163, dated July 30, 2004, and Normative Resolution No. 110, dated November 3, 2004, by ANEEL, for the concessionaires, companies licensed and authorized to provide electric energy distribution services in the National Integrated System, to guarantee that the entire market is served.

The Company's subsidiaries, as concessionaires of the public electric energy distribution service, took part in the auction as energy purchasers and acquired energy through contracts with a supply period of 8 years beginning in 2005, 2006 and 2007. The following table shows the accumulated amounts of energy and average purchase price of the contracts for the years 2005, 2006 and 2007:

CPFL Paulista

	2005	2006	2007

Amount purchased at auction (average MW)	112.761	296.222	318.206
Average price ( R$/MWh) (*)	57.51	63.59	64.41
Average of Initial Contracts in January 2005 (R$/MWh)	75.26	-	-

CPFL Piratininga

	2005	2006	2007

Amount purchased at auction (average MW)	59.348	117.138	117.138
Average price ( R$/MWh) (*)	57.51	62.35	62.35
Average of Initial Contracts in January 2005 (R$/MWh)	87.81	-	-

(*) Base Price = January/2005

The subsidiary RGE did not participate in the energy purchase auctions.

The energy suppliers at the auction were: CEEE, CEMIG, CESP, CHESF, COPEL GERAÇÃO, DUKE, ELETRONORTE, EMAE, ESCELSA,FURNAS, LIGHT and TRACTEBEL.

(35) SUBSEQUENT EVENT

BNDES – FINEM loan

By means of the Board Meetings of CPFL Paulista and CPFL Piratininga, both held on February 2, 2005, lines of credit for financing were approved from the BNDES by onlending the amounts of R$ 240,856 and R$ 89,382 respectively. These amounts correspond to a significant portion of the investments in the expansion and modernization program of the Electrical System (FINEM), for the period from 2004 to 2006. The funds are expected to be released as from the first half of 2005.

IDB Loan

On January 24, 2005, ENERCAN signed a loan agreement in the amount of US$ 75 million with the IDB - Inter-American Development Bank, to finance the Campos Novos Hydropower Plant Project. The funds are expected to be effectively released between March and July of 2005. In addition to the exchange variation of the Brazilian real against the US dollar, the operation bears interest equivalent to the following: (i) the variation in the LIBOR plus 3.5% p.a. (ii) commitment fee of 0.25% per annum on any amount not disbursed and (iii) flat fee of US$ 750 thousand to be deducted from the first release. The repayment terms comprise 49 quarterly installments with a grace period of 27 months.

In addition, the agreement contains clauses of the debt covenant type, which also include maintaining certain economic and financial ratios. The ENERCAN management will maintain the lender regularly informed about the result of calculating these ratios.

APPENDIX I
Cash Flow Statements
For the fiscal years ended December 31, 2004 and 2003
( Stated in thousands of Reais )

	Parent company		Consolidated

	2004	2003	2004	2003

OPERATING CASH FLOW
Income (Loss) for the Year	278,919	(297,392)	278,919	(297,392)
ADJUSTMENTS TO RECONCILE INCOME (LOSS) TO CASH
PROVIDED BY OPERATING ACTIVITIES
Non-Controlling Shareholders' Interest	-	-	21,170	874
Extraordinary Tariff Recovery	-	-	(171,476)	(179,499)
Provision for Losses on Realizing the Extraordinary Tariff Recovery	-	-	32,250	-
Differential - Tariff Increase 2003 and 2004	-	-	81,182	(13,798)
PIS/COFINS - Change in Legislation	-	-	(44,813)	-
Depreciation and Amortization	42,359	1,880	387,711	813,235
Reserve for contingencies	-	-	44,747	83,493
Interest and Monetary Restatement	(9,468)	-	108,849	(228,592)
Unrealized Losses (gains) on Derivative Contracts	20,112	-	56,706	246,321
Cost of Employees Pension Plans	-	-	190,481	110,767
Equity Gain (Loss)	(477,060)	(14,683)	-	-
Losses (Gains) on Changes in Participation in subsidiaries	(2,621)	-	(3,185)	(39,537)
Losses (Gains) on the Disposal of Permanent Assets	-	-	5,135	(6,817)
Deferred Taxes	-	-	(46,755)	(18,914)
Low Income Subsidy	-	-	(36,522)	-
Others	8,942	7,458	10,684	5,513

DECREASE (INCREASE) IN OPERATING ASSETS
- Consumers, Concessionaires and Licensees	-	-	136,835	346,885
- Other Receivables	-	-	20,906	220,288
- Taxes Recoverable	(13,859)	(4,330)	59,365	(2,343)
- Inventories	-	-	355	521
- Deferred Costs Variations	-	-	16,171	(127,674)
- Escrow deposits	-	-	(44,077)	(33,336)
- Other Operating Assets	484	3,181	12,315	(30,551)

DECREASE (INCREASE) IN OPERATING LIABILITIES
- Suppliers	6,426	334	46,296	(187,411)
- Payroll	-	-	641	(1,811)
- Taxes and Contributions	4,177	-	(12,188)	198,836
- Affiliates, Subsidiaries and Parent Companies	58	(15)	-	(15)
- Deferred Gains Variations	-	-	7,935	112,430
- Regulatory Charges	-	-	25,987	(49,846)
- Other Liabilities with Employees Pension Plans	-	-	(102,774)	(102,452)
- Interest on Debts	(134,159)	-	6,413	108,829
- Other Liabilities	-	5	(4,921)	18,597

NET CASH PROVIDED BY OPERATING ACTIVITIES	(275,690)	(303,562)	1,084,342	946,601

INVESTING ACTIVITIES
- Dividends Received	250,582	225,927	-	-
- Increase in Property, Plant and Equipment	-	-	(605,716)	(564,382)
- Special Obligations	-	-	31,798	48,440
- Additions to Deferred Charges	-	-	(3,459)	(15,696)
- Sale of Permanent Assets	-	-	9,918	238,699
- Securities	12,120	(12,120)	12,120	70,466

NET CASH USED IN INVESTING ACTIVITIES	262,702	213,807	(555,339)	(222,473)

FINANCING ACTIVITIES
- Financing and debentures	324,764	900,000	1,607,941	1,521,712
- Amortization of principal of Loans, Financing and Debentures	(931,110)	(1,757,727)	(2,225,548)	(3,236,525)
- Additions to Deferred Charges	-	(16,096)	(17,746)	(16,096)
- Dividends Paid	(124,825)	-	(135,187)	(28,445)
- Capital Increase	684,650	1,200,000	684,649	1,200,000
- Loan Operations with Subsidiaries and Affiliates	164,556	(155,246)	-	33,179

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	118,035	170,931	(85,891)	(526,175)

INCREASE IN CASH AND CASH EQUIVALENTS	105,047	81,176	443,113	197,953
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	81,338	162	374,612	176,659

CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	186,385	81,338	817,724	374,612

SUPPLEMENTAL CASH FLOW DISCLOSURES
Taxes Paid	-	-	238,930	54,954
Interest Paid	252,720	333,389	689,284	899,983
Conversion of Debt of VBC into Capital	-	-	-	350,000

	252,720	333,389	928,214	1,304,937

APPENDIX II
Added Value Statements
For the fiscal years ended December 31, 2004 and 2003
( Stated in thousands of Reais )

	Parent company		Consolidated

	2004	2003	2004	2003

1 - Revenues	2,621	-	9,475,812	8,062,876

1.1 - Sale of electric energy and services	-	-	9,548,670	8,081,706
1.2 - Provision for bad debts	-	-	(68,443)	(62,682)
1.3 - Nonoperating	2,621	-	(4,415)	43,852

2- ( - ) Inputs	(31,865)	(18,343)	(4,647,775)

2.1 - Energy purchased for resale	-	-	(4,225,332)
2.2 - Outsourced services	(16,200)	(6,736)	(247,812)	(220,494)
2.3 - Material	(68)	-	(41,881)	(34,293)
2.4 - Others	(15,597)	(11,607)	(123,991)	(135,362)
2.5 - Cost of service rendered	-	-	(8,759)	-

3 - Gross Added Value (1 + 2)	(29,244)	(18,343)	4,828,037	4,207,013

4 - Retentions	(42,359)	-	(340,453)	(811,428)

4.1 - Depreciation and amortization	(42,359)	-	(340,453)	(446,587)
4.2 - Amortization - Merged premium	-	-	-	(364,841)

5 - Net Added Value Generated (3 + 4)	(71,603)	(18,343)	4,487,584	3,395,585

6 - Added Value Received in Transfer	532,120	28,000	445,461	520,204

6.1 - Equity gain (loss)	477,060	14,683	-	-
6.2 - Interest of non-controlling shareholders	-	-	(21,170)	(874)
6.3 - Financial income	55,060	13,317	466,631	521,078

7 - Added Value to be Distributed (5 + 6)	460,517	9,657	4,933,045	3,915,789

8 - Distribution of Added Value
8.1 - Payroll and charges	133	-	443,550	387,647
8.2 - Taxes, duties and contributions	12,705	-	3,151,641	2,464,930
8.3 - Interest and rentals	168,760	307,049	1,058,935	1,360,604
8.4 - Dividends	264,973	-	264,973	-
8.5 - Retained earnings / Accrued loss for the period	13,946	(297,392)	13,946	(297,392)

	460,517	9,657	4,933,045	3,915,789

Wilson P. Ferreira Junior
Chief Executive Officer

Reni Antonio da Silva	José Antonio de Almeida Filippo
Vice President of Strategy and Regulation	Chief Financial Officer and
Head of Investor Relations

Paulo Cezar CoelhoTavares	Hélio Viana Pereira
Vice President of Energy Management	Vice President of Distribution

Miguel Normando Abdalla Saad
Vice President of Generation

BOARD OF DIRECTORS

    Carlos Ermírio de Moraes
Chairman
Joilson Rodrigues Ferreira
Vice Chairman

Board Members

Mário da Silveira Teixeira Júnior	Cid Alvim Lopes de Resende

Otávio Carneiro de Rezende	Luiz Maurício Leuzinger

Francisco Caprino Neto	Aloísio Macário Ferreira de Souza

Rosa Maria Said	Deli Soares Pereira

Susana Hanna Stiphan Jabra	Carlos Alberto Cardoso Moreira

ACCOUNTING DIVISION

Antônio Carlos Bassalo	Sérgio Luiz Felice
Accounting Director	Accounting Manager
CRC 1SP085131/O-8	CRC 1SP192767/O-6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2005

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.